Exhibit 99.4

TELUS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007

management’s report

Management is responsible to the Board of Directors for the preparation of the Consolidated financial statements of the Company and its subsidiaries. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and necessarily include some amounts based on estimates and judgments.

The Company maintains a system of internal controls that provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained. This system includes written policies and procedures, an organizational structure that segregates duties and a comprehensive program of periodic audits by the internal auditors. The Company has also instituted policies and guidelines that require TELUS team members (including Board members and Company employees) to maintain the highest ethical standards, and has established mechanisms for the reporting to the Audit Committee of perceived accounting and ethics policy complaints. In addition, the Chief Compliance Officer works to ensure the Company has appropriate policies, controls and measurements in place to comply with all legal and regulatory requirements. Annually, the Company performs an extensive risk assessment process, which includes interviews with senior management, a web-enabled risk and control assessment survey distributed to a large sample of employees, and input from the Company’s strategic planning activities. Results of this process influence the development of the internal audit program. Key enterprise-wide risks are assigned to executive owners for the development and implementation of appropriate risk mitigation plans. As required by Canadian securities regulations and the United States Sarbanes-Oxley Act, the Company has an effective and efficient Sarbanes-Oxley certification enablement process. In addition to assessing disclosure controls and internal controls over financial reporting, this process cascades informative certifications from the key stakeholders within the financial reporting process, which are reviewed by the Chief Executive Officer and the Chief Financial Officer as part of their due diligence process.

The Company has a formal policy on Corporate Disclosure and Confidentiality of Information, which sets out policies and practices including the mandate of the Disclosure Committee.

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures related to the preparation of the Management’s discussion and analysis and the Consolidated financial statements, as well as other information contained in this report. They have concluded that the Company’s disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the Management’s discussion and analysis and the Consolidated financial statements contained in this report were being prepared.

The Board of Directors has reviewed and approved these Consolidated financial statements. To assist the Board in meeting its oversight responsibilities, it has appointed an Audit Committee, which is comprised entirely of independent directors. All the members of the committee are financially literate and the Chair of the committee has financial expertise and meets the applicable securities laws as a financial expert. The committee oversees the Company’s accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the management of the Company’s risks, its credit worthiness, treasury plans and financial policy, and its whistleblower and accounting and ethics complaint procedures. The committee meets no less than quarterly and, as a standard feature of regularly scheduled meetings, holds an in-camera session with the external auditors and separately with the internal auditors without other management, including management directors, present. It oversees the work of the external auditors and approves the annual audit plan. It also receives reports on the external auditor’s internal quality control procedures and independence. Furthermore, the Audit Committee reviews: the Company’s major accounting policies including alternatives and potential key management estimates and judgments; the Company’s financial policies and compliance with such policies; the evaluation by either the internal or external auditors of management’s internal control systems; and the evaluation by management of the adequacy and effectiveness in the design and operation of the Company’s disclosure controls and internal controls for financial reporting. The Audit Committee also considers reports on the Company’s business continuity and disaster recovery plan; reports on financial risk management including derivative exposure and policies; tax planning, environmental, health and safety risk management, corporate social responsibility and management’s approach for safeguarding corporate assets; and regularly reviews material capital expenditure initiatives. The committee pre-approves all audit, audit-related and non-audit

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services provided to the Company by the external auditors (and its affiliates). The committee’s terms of reference are available, on request, to shareholders and at telus.com/governance.

/s/ Robert G. McFarlane	/s/ Darren Entwistle

Robert G. McFarlane	Darren Entwistle
Executive Vice-President	President
and Chief Financial Officer	and Chief Executive Officer
February 13, 2008	February 13, 2008

report of management on internal control over financial reporting

Management of TELUS is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

TELUS’ Chief Executive Officer and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2007, in accordance with the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as at December 31, 2007.  In connection with this assessment, no material weaknesses in the Company’s internal control over financial reporting were identified by management.

Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, audited the Company’s Consolidated Financial Statements for the year ended December 31, 2007, and as stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.

/s/ Robert G. McFarlane	/s/ Darren Entwistle

Robert G. McFarlane	Darren Entwistle
Executive Vice-President	President
and Chief Financial Officer	and Chief Executive Officer
February 13, 2008	February 13, 2008

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report of independent registered chartered accountants

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the accompanying consolidated balance sheets of TELUS Corporation and subsidiaries (the Company) as at December 31, 2007 and 2006, and the related consolidated statements of income and other comprehensive income, retained earnings and accumulated other comprehensive income (loss) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of TELUS Corporation and subsidiaries as at December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2008, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 13, 2008

comments by independent registered chartered accountants on Canada-United States of America reporting difference

The standards of the Public Company Accounting Oversight Board  (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes that have an effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements.  Our report to the Board of Directors and Shareholders, dated February 13, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 13, 2008

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report of independent registered chartered accountants

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the internal control over financial reporting of TELUS Corporation and subsidiaries (the Company) as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007, of the Company and our report dated February 13, 2008, expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes that affect the comparability of the Company’s financial statements..

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 13, 2008

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consolidated statements of income and other comprehensive income

Years ended December 31 (millions except per share amounts)	2007	2006
		(restated – Notes 2(b), (e))
OPERATING REVENUES	$9,074.4	$8,681.0
OPERATING EXPENSES
Operations	5,464.7	4,998.2
Restructuring costs (Note 7)	20.4	67.8
Depreciation	1,354.7	1,353.4
Amortization of intangible assets	260.3	222.2
	7,100.1	6,641.6
OPERATING INCOME	1,974.3	2,039.4
Other expense, net	36.1	28.0
Financing costs (Note 8)	440.1	504.7
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	1,498.1	1,506.7
Income taxes (Note 9)	233.6	353.2
Non-controlling interests	6.6	8.5
NET INCOME AND COMMON SHARE AND NON-VOTING SHARE INCOME	1,257.9	1,145.0
OTHER COMPREHENSIVE INCOME (Note 18(d))
Change in unrealized fair value of derivatives designated as cash flow hedges	82.0	—
Foreign currency translation adjustment arising from translating financial statements of self-sustaining foreign operations	(7.2)	5.8
Change in unrealized fair value of available-for-sale financial assets	(0.6)	—
	74.2	5.8
COMPREHENSIVE INCOME	$1,332.1	$1,150.8
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE (Note 10)
– Basic	$3.79	$3.33
– Diluted	$3.76	$3.30
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE	$1.575	$1.20
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
– Basic	331.7	343.8
– Diluted	334.2	347.4

The accompanying notes are an integral part of these consolidated financial statements

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consolidated statements of retained earnings and accumulated other comprehensive income (loss)

Years ended December 31 (millions)	2007			2006
	Retained earnings	Accumulated other comprehensive income (loss)	Total	Retained earnings	Accumulated other comprehensive income (loss)	Total
	(restated - Notes 2(b), (e))			(restated - Notes 2(b), (e))
BALANCE AT BEGINNING OF PERIOD	$1,200.0	$(1.5)	$1,198.5	$849.7	$(7.3)	$842.4
Accumulated other comprehensive income transitional amounts (Notes 2(b), 18(d))	—	(176.2)	(176.2)	—	—	—
Adjustment for transitional pension asset (Note 2(e))	—	—	—	97.4	—	97.4
	1,200.0	(177.7)	1,022.3	947.1	(7.3)	939.8
Income	1,257.9	74.2	1,332.1	1,145.0	5.8	1,150.8
	2,457.9	(103.5)	2,354.4	2,092.1	(1.5)	2,090.6
Common Share and Non-Voting Share dividends paid, or payable, in cash	(520.8)	—	(520.8)	(411.7)	—	(411.7)
Purchase of Common Shares and Non-Voting Shares in excess of stated capital (Note 18(g))	(483.3)	—	(483.3)	(498.6)	—	(498.6)
Adjustment of tax treatment of items charged directly to retained earnings	—	—	—	16.1	—	16.1
Other	3.7	—	3.7	2.1	—	2.1
BALANCE AT END OF PERIOD (Note 18)	$1,457.5	$(103.5)	$1,354.0	$1,200.0	$(1.5)	$1,198.5

The accompanying notes are an integral part of these consolidated financial statements

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consolidated balance sheets

As at December 31 (millions)	2007	2006
		(restated – Notes 2(b), (e))
ASSETS
Current Assets
Cash and temporary investments, net	$19.9	$—
Short-term investments	42.4	110.2
Accounts receivable (Notes 13, 20(b))	710.9	707.2
Income and other taxes receivable	120.9	95.4
Inventories (Note 20(b))	243.3	196.4
Prepaid expenses and other (Note 20(b))	199.5	195.3
Derivative assets	3.8	40.4
	1,340.7	1,344.9

Capital Assets, Net (Note 14)
Property, plant, equipment and other	7,177.3	7,117.7
Intangible assets subject to amortization	978.2	898.0
Intangible assets with indefinite lives	2,966.5	2,966.4
	11,122.0	10,982.1
Other Assets
Deferred charges (Note 20(b))	1,318.0	1,129.7
Investments	38.9	35.2
Goodwill (Note 15)	3,168.0	3,169.5
	4,524.9	4,334.4
	$16,987.6	$16,661.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Cash and temporary investments, net	$—	$11.5
Accounts payable and accrued liabilities (Note 20(b))	1,476.6	1,363.6
Income and other taxes payable	7.3	10.3
Restructuring accounts payable and accrued liabilities (Note 7)	34.9	53.1
Advance billings and customer deposits (Note 20(b))	631.6	606.3
Current maturities of long-term debt (Note 17)	5.4	1,433.5
Current portion of derivative liabilities	26.6	165.8
Current portion of future income taxes	503.6	137.2
	2,686.0	3,781.3
Long-Term Debt (Note 17)	4,583.5	3,474.7
Other Long-Term Liabilities (Note 20(b))	1,717.9	1,257.3
Future Income Taxes	1,048.1	1,076.5
Non-Controlling Interests	25.9	23.6
Shareholders’ Equity (Note 18)	6,926.2	7,048.0
	$16,987.6	$16,661.4

Commitments and Contingent Liabilities (Note 19)

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Directors:

Director:	Director:

/s/ Brian F. MacNeill	/s/ Brian A. Canfield

Brian F. MacNeill	Brian A. Canfield

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consolidated statements of cash flows

Years ended December 31 (millions)	2007	2006
		(restated – Note 2(e))
OPERATING ACTIVITIES
Net income	$1,257.9	$1,145.0
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	1,615.0	1,575.6
Future income taxes	376.9	411.4
Share-based compensation (Note 11(a))	95.8	25.1
Net employee defined benefit plans expense	(92.1)	(30.1)
Employer contributions to employee defined benefit plans	(92.8)	(123.3)
Restructuring costs, net of cash payments (Note 7)	(18.2)	(4.0)
Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred charges and other, net	4.1	51.7
Net change in non-cash working capital (Note 20(c))	25.1	(247.7)
Cash provided by operating activities	3,171.7	2,803.7
INVESTING ACTIVITIES
Capital expenditures (Notes 6, 14)	(1,770.3)	(1,618.4)
Acquisitions	—	(49.0)
Proceeds from the sale of property and other assets	7.5	14.9
Change in non-current materials and supplies, purchase of investments and other	(8.8)	(22.7)
Cash used by investing activities	(1,771.6)	(1,675.2)
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued	0.9	104.5
Dividends to shareholders	(520.8)	(411.7)
Purchase of Common Shares and Non-Voting Shares for cancellation (Note 18(g))	(749.9)	(800.2)
Long-term debt issued (Notes 17, 20(c))	7,763.3	1,585.9
Redemptions and repayment of long-term debt (Notes 17, 20(c))	(7,857.0)	(1,314.7)
Partial repayment of deferred hedging liability	—	(309.4)
Dividends paid by a subsidiary to non-controlling interests	(4.3)	(3.0)
Other	(0.9)	—
Cash used by financing activities	(1,368.7)	(1,148.6)
CASH POSITION
Increase (decrease) in cash and temporary investments, net	31.4	(20.1)
Cash and temporary investments, net, beginning of period	(11.5)	8.6
Cash and temporary investments, net, end of period	$19.9	$(11.5)
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid) (Note 20(c))	$(454.4)	$(516.1)
Interest received	$41.6	$24.2
Income taxes (inclusive of Investment Tax Credits (Note 9)) received, net	$122.7	$98.3

The accompanying notes are an integral part of these consolidated financial statements

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notes to consolidated financial statements

DECEMBER 31, 2007

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet protocol, voice and wireless services to Central and Eastern Canada.

Notes to consolidated financial statements		Description
General application
1.	Summary of significant accounting policies	Summary review of accounting principles and the methods used in their application by the Company
2.	Accounting policy developments	Summary review of generally accepted accounting principle developments that do, will, or may, affect the Company
3.	Capital structure financial policies	Summary review of the Company’s objectives, policies and processes for managing its capital structure
4.	Regulation of rates charged to customers	Summary review of rate regulation impacts on Company operations and revenues
5.	Financial instruments	Summary schedule and review of financial instruments, including fair values thereof
Consolidated results of operations focused
6.	Segmented information	Summary disclosure of segmented information regularly reported to the Company’s chief operating decision maker
7.	Restructuring costs	Summary continuity schedule and review of restructuring costs
8.	Financing costs	Summary schedule of items comprising financing costs by nature
9.	Income taxes	Summary reconciliations of statutory rate income tax expense to provision for income taxes and analyses of future income tax liability
10.	Per share amounts	Summary schedule and review of numerators and denominators used in calculating per share amounts and related disclosures
11.	Share-based compensation	Summary schedules and review of compensation arising from share option awards, restricted stock units and employee share purchase plan
12.	Employee future benefits	Summary and review of employee future benefits and related disclosures
Consolidated financial position focused
13.	Accounts receivable	Summary schedule and review of arm’s-length securitization trust transactions and related disclosures
14.	Capital assets	Summary schedule of items comprising capital assets
15.	Goodwill

Summary schedule of goodwill and review of reported fiscal year acquisitions from which goodwill arose and summary disclosure of acquisition completed after the balance sheet date but before completion of the financial statements

16.	Short-term obligations	Summary review of bilateral bank facilities
17.	Long-term debt	Summary schedule of long-term debt and related disclosures
18.	Shareholders’ equity

Summary schedules and review of shareholders’ equity and changes therein including details of other comprehensive income, accumulated other comprehensive income, share option price stratification and normal course issuer bid summaries

19.	Commitments and contingent liabilities	Summary review of contingent liabilities, commitments, lease obligations, guarantees, claims and lawsuits

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notes to consolidated financial statements

Notes to consolidated financial statements		Description
Other
20.	Additional financial information	Summary schedules of items comprising certain primary financial statement line items
21.	Differences between Canadian and United States generally accepted accounting principles	Summary schedules and review of differences between Canadian and United States generally accepted accounting principles as they apply to the Company

1                 summary of significant accounting policies

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are expressed in Canadian dollars.

The terms TELUS or Company are used to mean TELUS Corporation and, where the context of the narrative permits, or requires, its subsidiaries.

(a)          Consolidation

The consolidated financial statements include the accounts of the Company and all of the Company’s subsidiaries, of which the principal one is TELUS Communications Inc. TELUS Communications Inc. includes substantially all of the Company’s Wireline segment’s operations and all of the Wireless segment’s operations, currently through the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership.

The financing arrangements of the Company and all of its subsidiaries do not impose restrictions on inter-corporate dividends.

On a continuing basis, TELUS Corporation reviews its corporate organization and effects changes as appropriate so as to enhance its value. This process can, and does, affect which of the Company’s subsidiaries are considered principal subsidiaries at any particular point in time.

(b)          Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Examples of significant estimates include:

•                  the key economic assumptions used to determine the fair value of residual cash flows arising from accounts receivable securitization;

•                  the allowance for doubtful accounts;

•                  the allowance for inventory obsolescence;

•                  the estimated useful lives of assets;

•                  the recoverability of tangible assets;

•                  the recoverability of intangible assets with indefinite lives;

•                  the recoverability of long-term investments;

•                  the recoverability of goodwill;

•                  the amount and composition of income tax assets and income tax liabilities, including the amount of unrecognized tax benefits;

•                  the accruals for Canadian Radio-television and Telecommunications Commission (CRTC) deferral account liabilities; and

•                  certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets.

(c)          Revenue recognition

The Company earns the majority of its revenue (voice local, voice long distance, data (including data and information technology managed services) and wireless network) from access to, and usage of, the Company’s telecommunications infrastructure. The majority of the balance of the Company’s revenue (other and wireless equipment) arises from providing products and services facilitating access to, and usage of, the Company’s telecommunications infrastructure.

11

notes to consolidated financial statements

The Company offers complete and integrated solutions to meet its customers’ needs. These solutions may involve the delivery of multiple services and products occurring at different points in time and/or over different periods of time. As appropriate, these multiple element arrangements are separated into their component accounting units, consideration is measured and allocated amongst the accounting units based upon their relative fair values and then the Company’s relevant revenue recognition policies are applied to the accounting units.

Multiple contracts with a single customer are normally accounted for as separate arrangements. In instances where multiple contracts are entered into with a customer in a short period of time, they are reviewed as a group to ensure that, similar to multiple element arrangements, relative fair values are appropriate.

The Company’s revenues are recorded net of any value-added, sales and/or use taxes billed to the customer concurrent with a revenue-producing transaction.

Voice local, voice long distance, data and wireless network: The Company recognizes revenues on the accrual basis and includes an estimate of revenues earned but unbilled. Wireline and wireless service revenues are recognized based upon usage of the Company’s network and facilities and upon contract fees.

Advance billings are recorded when billing occurs prior to rendering the associated service; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, and as appropriate, upfront customer activation and connection fees, along with the corresponding direct costs not in excess of the revenues, are deferred and recognized over the average expected term of the customer relationship.

When the Company receives no identifiable, separable benefit for consideration given to a customer (e.g. discounts and rebates), the consideration is recorded as a reduction of revenue rather than as an expense.

The Company follows the liability method of accounting for its quality of service rate rebate amounts that arise from the jurisdiction of the CRTC.

The CRTC has established a portable subsidy mechanism to subsidize Local Exchange Carriers, such as the Company, that provide residential service to high cost serving areas. The CRTC has determined the per line/per band portable subsidy rate for all Local Exchange Carriers. The Company recognizes the portable subsidy on an accrual basis by applying the subsidy rate to the number of residential network access lines it has in high cost serving areas, as further discussed in Note 4(c). Differences, if any, between interim and final subsidy rates set by the CRTC, are accounted for as a change in estimate in the period in which the CRTC finalizes the subsidy rate.

Other and wireless equipment: The Company recognizes product revenues, including wireless handsets sold to re-sellers and customer premises equipment, when the products are delivered and accepted by the end-user customers. Revenues from operating leases of equipment are recognized on a systematic and rational basis (normally a straight-line basis) over the term of the lease. When the Company receives no identifiable, separable benefit for consideration given to a customer (e.g. discounts and rebates), the consideration is recorded as a reduction of revenue rather than as an expense.

Non-high cost serving area deferral account: On May 30, 2002, and on July 31, 2002, the CRTC issued Decision 2002-34 and Decision 2002-43, respectively, pronouncements that affected the Company’s wireline revenues for five-year periods beginning June 1, 2002, and August 1, 2002, respectively. In an effort to foster competition for residential basic service in non-high cost serving areas, the concept of a deferral account mechanism was introduced by the CRTC, as an alternative to mandating price reductions.

The deferral account arises from the CRTC requiring the Company to defer the income statement recognition of a portion of the monies received in respect of residential basic services provided to non-high cost serving areas. The revenue deferral was based on the rate of inflation (as measured by a chain-weighted Gross Domestic Product Price Index), less a productivity offset, and an exogenous factor that was associated with allowed recoveries in previous price cap regimes that have now expired. The Company may recognize the deferred amounts upon the undertaking of qualifying actions, such as Service Improvement Programs in qualifying non-high cost serving areas, rate reductions (including those provided to competitors as required in Decision 2002-34 and Decision 2002-43) and/or rebates to customers. To the extent that a balance remains in the deferral account, interest expense of the Company is required to be accrued at the Company’s short-term cost of borrowing.

The Company has adopted the liability method of accounting for the deferral account. This results in the Company recording a liability to the extent that activities it has undertaken, realized rate reductions for Competitor Services and other future qualifying events do not extinguish the balance of the deferral account, as further discussed in Note 19(a) and quantified in Note 20(b). This also resulted in the Company continuing to record incremental liability amounts, subject to reductions for the mitigating activities, during the Decisions’ four-year periods. Other than for the interest accrued on the balance of the deferral account, which would be included in financing costs, substantially all income statement effects of the deferral account are recorded through operating revenues. The CRTC can direct that the Company undertake

12

notes to consolidated financial statements

activities drawing down the deferral account that would not affect the income statement; the financial statement impacts of those activities would be contingent on what the CRTC directed.

(d)          Cost of acquisition and advertising costs

Costs of acquiring customers, which include the total cost of hardware subsidies, commissions, advertising and promotion related to the initial customer acquisition, are expensed as incurred and are included in the Consolidated Statements of Income and Other Comprehensive Income as a component of “Operations” expense. Costs of advertising production, airtime and space are expensed as incurred.

(e)          Research and development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for deferral. Deferred development costs are amortized over the life of the commercial production, or in the case of serviceable property, plant and equipment, are included in the appropriate property group and are depreciated over its estimated useful life.

(f)            Depreciation and amortization

Assets are depreciated on a straight-line basis over their estimated useful life as determined by a continuing program of studies. Depreciation includes amortization of assets under capital leases and amortization of leasehold improvements. Leasehold improvements are normally amortized over the lesser of their expected average service life or the term of the lease. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated lives; estimated lives are reviewed at least annually and are adjusted as appropriate. The continuing program of asset life studies considers such items as timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; such considerations could also indicate that carrying values of assets may not be recoverable. If the carrying values of assets were not considered recoverable, an impairment provision (measured at the amount by which the carrying values of the assets exceed their fair values) would be recorded.

Estimated useful lives for the majority of the Company’s capital assets subject to depreciation and amortization are as follows:

Estimated useful lives(1)
Property, plant, equipment and other
Telecommunications assets
Outside plant	17 to 40 years
Inside plant	5 to 15 years
Wireless site equipment	6.5 to 8 years
Balance of depreciable property, plant, equipment and other	4 to 20 years

Intangible assets subject to amortization
Subscriber base
Wireline	40 years
Wireless	7 years
Software	3 to 5 years
Access to rights-of-way and other	8 to 30 years

(1)          The composite depreciation rate for the year ended December 31, 2007, was 6.0% (2006 – 6.3%). The rate is calculated by dividing depreciation expense by an average gross book value of depreciable assets for the reporting period. A result of this methodology is that the composite depreciation rate will be lower in a period that has a higher proportion of fully depreciated assets remaining in use.

The Company chose to depreciate and amortize its assets on a straight-line basis as it believes that this method better reflects the consumption of resources related to the economic lifespan of the assets than use of an accelerated method and thus is more representative of the economic substance of the underlying use of the assets.

The carrying value of intangible assets with indefinite lives, and goodwill, are periodically tested for impairment using a two-step impairment test. The frequency of the impairment test generally is the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; the Company has selected December as its annual test time. No impairment amounts arose from the December 2007 and December 2006 annual tests. The test is applied to each of the Company’s two reporting units (the reporting units being identified in accordance with the criteria in the Canadian Institute of Chartered Accountants (CICA) Handbook section for intangible assets and goodwill): Wireline and Wireless.

The Company assesses its goodwill by applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units. Consistent with current industry-specific valuation methods, a

13

notes to consolidated financial statements

combination of the discounted cash flow approach, the market comparable approach and analytical review of industry and Company-specific facts is used in determining the fair value of the Company’s reporting units.

(g)         Translation of foreign currencies

Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date with any resulting gain or loss being included in the Consolidated Statements of Income and Other Comprehensive Income, as set out in Note 8. Hedge accounting is applied in specific instances as further discussed in Note 1(i).

The Company has minor foreign subsidiaries that are considered to be self-sustaining. Accordingly, foreign exchange gains and losses arising from the translation of the minor foreign subsidiaries’ accounts into Canadian dollars are reported as a component of other comprehensive income, as set out in Note 18(d) and discussed further in Note 2(b).

(h)         Financial instruments – recognition and measurement

In respect of the recognition and measurement of financial instruments, the Company has adopted the following policies:

Financial instrument	Classified as available-for-sale or held as part of a cash flow hedging relationship(1)	Classified as held for trading(1) (2)	Company’s reason for classification selection
• Short-term marketable security investments(3)		X	• The Company has selected this method as it better reflects management’s investment intentions
• Long-term investments(3)	X		• The Company has selected classification as available-for-sale as it better reflects management’s investment intentions
• Stand-alone derivatives which are a part of an established and documented cash flow hedging relationship	X		• The Company believes that classification as held for hedging results in a better matching of the change in the fair value with the risk exposure being hedged

(1)        The distinction between classification as available-for-sale (or held as part of a cash flow hedging relationship) or held for trading is that unrealized changes in the fair values of financial instruments classified as available-for-sale, or the effective portion of unrealized changes in the fair values of financial instruments held for hedging, are included in other comprehensive income and unrealized changes in the fair values of financial instruments classified as held for trading are included in net income.

(2)        Certain financial instruments that are not required to be classified as held for trading may be classified as held for trading if the Company so chooses.

(3)        In respect of investments in securities for which the fair values can be reliably measured, the Company determines the classification on an instrument-by-instrument basis at time of initial recognition.

•      Accounts receivable that are available-for-sale to an arm’s-length securitization trust are accounted for as loans and receivables. The Company has selected this method as the benefits that would have been expected to arise from using the available-for-sale method were not expected to exceed the costs of selecting and implementing that method.

•      Regular-way purchases or sales (those which require actual delivery of financial assets or financial liabilities) are recognized on the trade date. The Company has selected this method as it is consistent with the mandatory trade-date accounting required for derivative instruments.

•      Transaction costs, other than in respect of held for trading items, are added to the initial fair value of the acquired financial asset or financial liability. The Company has selected this method as it believes that this results in a better matching of the transaction costs with the periods benefiting from the transaction costs.

•      In respect of hedges of anticipated transactions, which in the Company’s specific instance currently relates to inventory purchase commitments, hedge gains/losses will be included in the cost of the inventory and will be expensed when the inventory is sold. The Company has selected this method as it believes that a better matching with the risk exposure being hedged is achieved.

(i)            Hedge accounting

General: The Company applies hedge accounting to the financial instruments used to:

•      establish designated currency hedging relationships for its U.S. Dollar denominated long-term debt future cash outflows (semi-annual interest payments and principal payments at maturity), as set out in Note 5 and further discussed in Note 17(b);

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notes to consolidated financial statements

•      fix the compensation cost arising from specific grants of restricted stock units, as set out in Note 5 and further discussed in Note 11(c); and

•      for certain U.S. Dollar denominated future purchase commitments, as set out in Note 5.

Hedge accounting: The purpose of hedge accounting, in respect of the Company’s designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. The Company chose to apply hedge accounting, as it believes this is more representative of the economic substance of the underlying transactions.

In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that the Company has taken steps to modify (the hedged items). The Company assesses the anticipated effectiveness of designated hedging relationships at inception and for each reporting period thereafter. A designated hedging relationship is considered effective by the Company if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). Any ineffectiveness, such as from a difference between the notional amount of the hedging item and the principal of the hedged item, or if a previously effective designated hedging relationship becomes ineffective, is reflected in the Consolidated Statements of Income and Other Comprehensive Income as Financing costs if in respect of long-term debt or U.S. Dollar denominated temporary investments and as Operations expense if in respect of share-based compensation or U.S. Dollar denominated future purchase commitments.

Deferred hedging assets and liabilities: In the application of hedge accounting, an amount (the hedge value) is recorded on the Consolidated Balance Sheets in respect of the fair value of the hedging items. The net difference, if any, between the amounts recognized in the determination of net income and the amount necessary to reflect the fair value of the hedging items on the Consolidated Balance Sheets is recognized as a component of other comprehensive income.

In the application of hedge accounting to U.S. Dollar denominated long-term debt future cash outflows, the amount recognized in the determination of net income is the amount that counterbalances the difference between the Canadian dollar equivalent of the value of the hedged items at the rate of exchange at the balance sheet date and the Canadian dollar equivalent of the value of the hedged items at the rate of exchange in the hedging items.

In the application of hedge accounting to the compensation cost arising from share-based compensation, the amount recognized in the determination of net income is the amount that counterbalances the difference between the quoted market price of the Company’s Common Shares and/or Non-Voting Shares at the balance sheet date and the price of the Company’s Common Shares and/or Non-Voting Shares in the hedging items.

(j)            Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized based upon the expected timing of the reversal of such temporary differences, or usage of such tax losses, and application of the substantively enacted tax rates at the time of such reversal or usage.

The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. The Company only recognizes the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized. The Company accrues for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. The Company includes such charges as a component of financing costs.

The Company’s research and development activities may be eligible to earn Investment Tax Credits; the determination of eligibility is a complex matter. The Company only recognizes the Investment Tax Credits when there is reasonable assurance that the ultimate determination of the eligibility of the Company’s research and development activities will result in the Investment Tax Credits being received. When there is reasonable assurance that the Investment Tax Credits will be received, they are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate, as set out in Note 9.

(k)        Share-based compensation

Canadian GAAP requires, for share options granted after 2001, that a fair value be determined for share options at the date of grant and that such fair value be recognized in the financial statements. Proceeds arising from the exercise of share options are credited to share capital.

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notes to consolidated financial statements

Share options which have a net-cash settlement feature, as set out in Note 11(b), are accounted for as liability instruments. If share option awards which have the net-cash settlement feature and which were granted subsequent to 2001 are settled using other than the net-cash settlement feature, they would revert to be being accounted for as equity instruments.

In respect of restricted stock units, as set out in Note 11(c), the Company accrues a liability equal to the product of the vesting restricted stock units multiplied by the fair market value of the corresponding shares at the end of the reporting period (unless hedge accounting is applied, as set out in Note 1(i)). The expense for restricted stock units that do not ultimately vest is reversed against the expense that had been previously recorded in their respect.

When share-based compensation vests in one amount at a future point in time (cliff vesting), the expense is recognized by the Company in the Consolidated Statements of Income and Other Comprehensive Income on a straight-line basis over the vesting period. When share-based compensation vests in tranches (graded vesting), the expense is recognized by the Company in the Consolidated Statements of Income and Other Comprehensive Income using the accelerated expense attribution method.

(l)            Employee future benefit plans

The Company accrues for its obligations under employee defined benefit plans, and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of the plan assets is amortized over the average remaining service period of active employees of the plan, as are past service costs and transitional assets and liabilities.

The Company uses defined contribution accounting for the Telecommunication Workers Pension Plan and the British Columbia Public Service Pension Plan that cover certain of the Company’s employees.

(m)      Cash and temporary investments, net

Cash and temporary investments, which include investments in money market instruments that are purchased three months or less from maturity, are presented net of outstanding items including cheques written but not cleared by the bank as at the balance sheet date. Cash and temporary investments, net, are classified as a liability on the balance sheet when the amount of the cheques written but not cleared by the bank exceeds the amount of the cash and temporary investments. When cash and temporary investments, net, are classified as a liability, they may also include overdraft amounts drawn on the Company’s bilateral bank facilities, which revolve daily and are discussed further in Note 16.

(n)         Sales of receivables

Transfers of receivables in securitization transactions are recognized as sales when the Company is deemed to have surrendered control over the transferred receivables and consideration, other than for its beneficial interests in the transferred receivables, has been received. When the Company sells its receivables, it retains reserve accounts, which are retained interests in the securitized receivables, and servicing rights. When a transfer is considered a sale, the Company derecognizes all receivables sold, recognizes at fair value the assets received and the liabilities incurred and records the gain or loss on sale in the Consolidated Statements of Income and Other Comprehensive Income as Other expense, net. The amount of gain or loss recognized on the sale of receivables depends in part on the previous carrying amount of the receivables involved in the transfer, allocated between the receivables sold and the retained interests based upon their relative fair market value at the sale date. The Company estimates the fair value for its retained interests based on the present value of future expected cash flows using management’s best estimates of the key assumptions (credit losses, the weighted average life of the receivables sold and discount rates commensurate with the risks involved).

(o)          Inventories

The Company’s inventory consists primarily of wireless handsets, parts and accessories and communications equipment held for resale. Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. See Note 2(d).

(p)          Capital assets

General: Capital assets are recorded at historical cost and, with respect to self-constructed property, plant, equipment and other, include materials, direct labour and applicable overhead costs. With respect to internally-developed, internal-use software, recorded historical costs include materials, direct labour and direct labour-related costs. Where property, plant, equipment and other construction projects exceed $50 million and are of a sufficiently long duration (generally, longer than

16

notes to consolidated financial statements

twelve months), an amount is capitalized for the cost of funds used to finance construction. The rate for calculating the capitalized financing costs is based on the Company’s one-year cost of borrowing.

When property, plant and/or equipment are sold by the Company, the historical cost less accumulated depreciation is netted against the sale proceeds and the difference is included in the Consolidated Statements of Income and Other Comprehensive Income as Other expense, net.

Asset retirement obligations: Liabilities are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of outside plant and wireless site equipment) when those obligations result from the acquisition, construction, development or normal operation of the assets. The obligations are measured initially at fair value, determined using present value methodology, and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset and the discount accretion is included in determining the results of operations.

(q)          Leases

Leases are classified as capital or operating depending upon the terms and conditions of the contracts.

Where the Company is the lessee, asset values recorded under capital leases are amortized on a straight-line basis over the period of expected use. Obligations recorded under capital leases are reduced by lease payments net of imputed interest.

For the year ended December 31, 2007, real estate and vehicle operating lease expenses, which are net of the amortization of the deferred gain on the sale-leaseback of buildings, were $211.0 million (2006 – $187.6 million). The unamortized balances of the deferred gains on the sale-leaseback of buildings are set out in Note 20(b).

(r)          Investments

The Company accounts for its investments in companies over which it has significant influence using the equity basis of accounting whereby the investments are initially recorded at cost and subsequently adjusted to recognize the Company’s share of earnings or losses of the investee companies and reduced by dividends received. The excess of the cost of equity investments over the underlying book value at the date of acquisition, except for goodwill, is amortized over the estimated useful lives of the underlying assets to which it is attributed.

The Company accounts for its other investments using the cost basis of accounting whereby investments are initially recorded at cost and earnings from such investments are recognized only to the extent received or receivable.

Carrying values of equity and cost investments are reduced to estimated market values if there is other than a temporary decline in the value of the investment; such reduction recorded is included in the Consolidated Statements of Income and Other Comprehensive Income as Other expense, net.

(s)          Comparative amounts

Certain of the comparative amounts have been reclassified to conform to the presentation adopted currently.

Of particular note, assets under construction are now separated between tangible and intangible, as set out in Note 14(a); previously, although the assets under construction were appropriately relieved either to tangible or intangible classifications, they were included wholly as tangible assets when under construction.

2                 accounting policy developments

(a)          Convergence with International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period to be complete by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS. As discussed further in Note 21(h), the United States’ Financial Accounting Standards Board and the International Accounting Standards Board have completed a joint-project on business combinations and non-controlling interests.

17

notes to consolidated financial statements

As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS, and as this Canadian convergence initiative is in an early stage as of the date of these consolidated financial statements, it is premature to currently assess the impact of the Canadian initiative on the Company.

(b)          Comprehensive income; recognition and measurement of financial instruments

Overview: Commencing with the Company’s 2007 fiscal year, the recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) apply to the Company. Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company’s specific instance, is primarily to include changes in shareholders’ equity arising from unrealized changes in the fair values of certain financial instruments.

The majority of the impact on the Company of adopting the comprehensive income and related standards currently arises from the Company’s cross currency interest rate swap agreements, as discussed further in Note 17(b) and, to a lesser extent, the cash-settled equity forward agreements that the Company entered into in respect of share-based compensation, as discussed further in Note 11(c).

In the application of hedge accounting to U.S. Dollar denominated long-term debt future cash outflows, an amount (the hedge value) is recorded in the Consolidated Balance Sheets in respect of the value of the hedging items. In respect of these future cash flows, the difference arising from the newly applied CICA recommendations is the difference between: (a) the hedging asset or liability necessary to recognize the Canadian dollar equivalent of the value of the hedged items at the rate of exchange in the hedging items; and (b) the fair value of the hedging items. This is illustrated in the following table:

	2007	2006
As at December 31 (millions)	2011 Notes	2007 Notes	2011 Notes	Total
Canadian dollar equivalent of principal at rates of exchange in hedging items	$2,950.5	$1,483.3	$2,950.5	$4,433.8
Canadian dollar equivalent of principal at balance sheet date rate of exchange	1,908.3	1,357.9	2,240.2	3,598.1
Hedge value necessary to reflect rates of exchange in hedging items	1,042.2	125.4	710.3	835.7
Difference arising from newly applied CICA recommendations(1)	137.3	14.2	250.8	265.0
Fair value of hedging items	$1,179.5	$139.6	$961.1	$1,100.7

(1)          The amounts as at December 31, 2006, are included in the transitional adjustments set out in Note 18(d).

Comprehensive income as prescribed by U.S. GAAP, and which is disclosed in Note 21(g), is largely aligned with comprehensive income as prescribed by Canadian GAAP, other than for pension accounting impacts. In the Company’s specific instance, U.S. GAAP includes, in respect of pension and other defined benefit plans, the difference between the net funded states of the plans and the net accrued benefit asset or liability.

Implementation and application: In the Company’s specific instance, the transitional rules for these sections generally require prospective implementation at the beginning of a fiscal year (the exception being in respect of the cumulative foreign currency translation adjustment, which is retrospectively adjusted for at the beginning of the fiscal year of adoption).

Costs of issuing debt securities, less amortization, are now netted against the debt security from which they arose. This resulted in a consolidated balance sheet reclassification from deferred charges to long-term debt of $19.9 million as at December 31, 2006. Prior to 2007, costs of issuing debt securities were amortized on a straight-line basis, such costs are now required to be amortized using the effective interest method; the Company was not materially affected by the change in amortization method, which was prospectively applied.

In the ongoing application of these recommendations, the Company was required to select from a number of pertinent alternative acceptable accounting principles and methods and the Company has made the selections set out in Note 1(h).

18

notes to consolidated financial statements

Effects disclosure: The effects of the application of CICA Handbook Sections 1530, 3855 and 3865 on the Company’s results of operations for the year ended December 31, 2007, are as set out in the following table:

Year ended December 31, 2007 (millions except per share amounts)	Excluding effect of application of HB 1530, HB 3855 and HB 3865	Incremental effect of application of HB 1530, HB 3855 and HB 3865	As currently reported
Operating revenues	$9,074.4	$—	$9,074.4
Operating expenses	7,100.1	—	7,100.1
Operating income	1,974.3	—	1,974.3
Other expenses, net	35.8	0.3	36.1
Financing costs	446.3	(6.2)	440.1
Income before income taxes and non-controlling interest	1,492.2	5.9	1,498.1
Income taxes	231.5	2.1	233.6
Non-controlling interests	6.6	—	6.6
Net income and Common Share and Non-Voting Share income	1,254.1	3.8	1,257.9
Other comprehensive income	—	74.2	74.2
Comprehensive income	$1,254.1	$78.0	$1,332.1
Net income per Common Share and Non-Voting Share
– Basic	$3.78	$0.01	$3.79
– Diluted	$3.75	$0.01	$3.76

The effects of the application of CICA Handbook Sections 1530, 3855 and 3865 on the Company’s retained earnings for the year ended December 31, 2007, are as set out in the following table:

Year ended December 31, 2007 (millions)	Excluding effect of application of HB 1530, HB 3855 and HB 3865	Incremental effect of application of HB 1530, HB 3855 and HB 3865	As currently reported
Balance at beginning of period	$1,200.0	$—	$1,200.0
Income	1,254.1	3.8	1,257.9
	2,454.1	3.8	2,457.9
Common Share and Non-Voting Share dividends paid, or payable, in cash	(520.8)	—	(520.8)
Purchase of Common Shares and Non-Voting Shares in excess of stated capital	(483.3)	—	(483.3)
Other	3.7	—	3.7
Balance at end of period	$1,453.7	$3.8	$1,457.5

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notes to consolidated financial statements

The effects of the application of CICA Handbook Sections 1530, 3855 and 3865 on the Company’s financial position as at December 31, 2007, are as set out in the following table:

As at December 31, 2007 (millions)	Excluding effect of application of HB 1530, HB 3855 and HB 3865	Incremental effect of application of HB 1530, HB 3855 and HB 3865	As currently reported
Assets
Current assets
Cash and temporary investments, net	$19.9	$—	$19.9
Short-term investments	42.7	(0.3)	42.4
Accounts receivable	710.9	—	710.9
Income and other taxes receivable	120.9	—	120.9
Inventories	243.3	—	243.3
Prepaid expenses and other	199.5	—	199.5
Derivative assets	3.0	0.8	3.8
	1,340.2	0.5	1,340.7
Capital assets, net	11,122.0	—	11,122.0
Other assets
Deferred charges	1,342.2	(24.2)	1,318.0
Investments	37.8	1.1	38.9
Goodwill	3,168.0	—	3,168.0
	4,548.0	(23.1)	4,524.9
	$17,010.2	$(22.6)	$16,987.6
Liabilities and Shareholders’ Equity
Current liabilities	$2,686.0	$—	$2,686.0
Long-term debt	4,613.9	(30.4)	4,583.5
Other long-term liabilities	1,580.9	137.0	1,717.9
Future income taxes	1,086.3	(38.2)	1,048.1
Non-controlling interests	25.9	—	25.9
Shareholders’ equity
Common Shares	2,227.7	—	2,227.7
Non-Voting Shares	3,192.0	—	3,192.0
	5,419.7	—	5,419.7
Cumulative foreign currency translation adjustment	(8.7)	8.7	—
Retained earnings and accumulated other comprehensive income
Retained earnings	1,453.7	3.8	1,457.5
Accumulated other comprehensive income (loss)	—	(103.5)	(103.5)
	1,453.7	(99.7)	1,354.0
Contributed surplus	152.5	—	152.5
	7,017.2	(91.0)	6,926.2
	$17,010.2	$(22.6)	$16,987.6

(c)          Financial instruments – disclosure; presentation

In respect of its 2007 fiscal year, the Company had to comply with the recommendations of the CICA for financial instrument disclosure and presentation (CICA Handbook Section 3861). As an activity consistent with Canadian GAAP being evolved and converged with IFRS, the existing recommendations for financial instrument disclosure will be replaced with new recommendations (CICA Handbook Section 3862); the existing recommendations for financial instrument presentation will be carried forward, unchanged (CICA Handbook Section 3863).

Commencing with the Company’s 2008 fiscal year, the new recommendations of the CICA for financial instrument disclosures will apply to the Company. The new recommendations will result in incremental disclosures, relative to those currently, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how an entity manages those risks. The Company does not expect to be materially affected by the new recommendations.

20

notes to consolidated financial statements

(d)          Inventories

Commencing with the Company’s 2008 fiscal year, the new, IFRS-converged recommendations of the CICA for accounting for inventories (CICA Handbook Section 3031) will apply to the Company. The new recommendations provide more guidance on the measurement and disclosure requirements for inventories; significantly, the new recommendations allow the reversals of previous write-downs to net realizable value where there is a subsequent increase in the value of inventories. The Company does not expect to be materially affected by the new recommendations.

(e)          Employee future benefits transitional pension asset accounting

In the adoption and implementation of new accounting recommendations for employee future benefits (CICA Handbook Section 3461) in its 2000 fiscal year, the Company was required to make various estimates, assumptions and determinations.  At the time of implementation, the Company concluded that one defined benefit pension plan had certain features that resulted in the Company recognizing one-half of the associated transitional asset through amortization over the associated expected average remaining service life of the employee group at the time of implementing the then new recommendations. During the year, the Company revisited the various determinations made in 2000 and concluded that it should have recognized the entire associated transitional asset.

The following schedules reflect the impact of this correction, which the Company has concluded is not material to its previously filed consolidated financial statements, to specific income statement and balance sheet accounts; this correction reflects the retroactive recognition of the entire defined benefit pension plan’s transitional asset, amortized over the expected average remaining service life of the employee group.

The effects of the adjustments to reflect the amortization of the entire transitional asset on the Company’s results of operations, including the associated effects of income tax rate changes, for the year ended December 31, 2006, are as set out in the following table:

Year ended December 31, 2006 (millions except per share amounts)	As previously reported	Adjustment to reflect entire transitional asset of a defined benefit pension plan	As currently reported(1)
Operating revenues	$8,681.0	$—	$8,681.0
Operating expenses
Operations	5,022.9	(24.7)	4,998.2
Restructuring costs	67.8	—	67.8
Depreciation	1,353.4	—	1,353.4
Amortization of intangible assets	222.2	—	222.2
	6,666.3	(24.7)	6,641.6
Operating income	2,014.7	24.7	2,039.4
Other expenses, net	28.0	—	28.0
Financing costs	504.7	—	504.7
Income before income taxes and non-controlling interest	1,482.0	24.7	1,506.7
Income taxes	351.0	2.2	353.2
Non-controlling interests	8.5	—	8.5
Net income and Common Share and Non-Voting Share income	$1,122.5	$22.5	$1,145.0
Income per Common Share and Non-Voting Share
– Basic	$3.27	$0.06	$3.33
– Diluted	$3.23	$0.07	$3.30

(1)          Excluding impacts of adopting accounting recommendations for comprehensive income, as set out in Note 2(b).

21

notes to consolidated financial statements

The effects of the adjustments to reflect the amortization of the entire transitional asset on the Company’s financial position, including the associated effects of income tax rate changes, as at December 31, 2006, are as set out in the following table:

As at December 31, 2006 (millions)	As previously reported(1)	Adjustment to reflect entire transitional asset of a defined benefit pension plan	As currently reported
Assets
Current assets	$1,344.9	$—	$1,344.9
Capital assets, net	10,982.1	—	10,982.1
Other assets
Deferred charges	956.6	173.1	1,129.7
Investments	35.2	—	35.2
Goodwill	3,169.5	—	3,169.5
	4,161.3	173.1	4,334.4
	$16,488.3	$173.1	$16,661.4
Liabilities and Shareholders’ Equity
Current liabilities	$3,781.3	$—	$3,781.3
Long-term debt	3,474.7	—	3,474.7
Other long-term liabilities	1,257.3	—	1,257.3
Future income taxes	1,023.3	53.2	1,076.5
Non-controlling interests	23.6	—	23.6
Shareholders’ equity(2)	6,928.1	119.9	7,048.0
	$16,488.3	$173.1	$16,661.4

(1)        The December 31, 2006, amounts reflected as previously reported have been adjusted for a $44.0 reclassification of future income taxes between current and non-current and a $19.9 reclassification of debt issue costs (Note 2(b)).

(2)        Shareholders’ equity changes are restricted to changes in retained earnings.  Retained earnings as at December 31, 2005, would increase from $849.7 to $947.1.

3                 capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and (ii) to manage capital in a manner which balances the interests of equity and debt holders.

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable in the definition of capital.

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade receivables to an arm’s-length securitization trust.

The Company monitors capital on a number of bases, including: net debt to Earnings Before Interest, Taxes, Depreciation and Amortization – excluding restructuring costs (EBITDA – excluding restructuring costs); and dividend payout ratio of sustainable net earnings.

Net debt to EBITDA – excluding restructuring costs is calculated as net debt at the end of the period divided by twelve-month trailing EBITDA – excluding restructuring costs. Net debt is a non-GAAP measure, whose nearest GAAP measure is long-term debt; the calculation of net debt is as set out in the following schedule. Net debt is one component of a ratio used to determine compliance with debt covenants. The calculation of EBITDA – excluding restructuring costs is a non-GAAP measure whose nearest GAAP measure is net income; the calculation of EBITDA – excluding restructuring costs is as set out in the following schedule. This measure, historically, is substantially the same as the leverage ratio covenant in the Company’s credit facilities.

Dividend payout ratio of sustainable net earnings is calculated as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the twelve-month trailing period.

22

notes to consolidated financial statements

During 2007, the Company’s strategy, which was unchanged from 2006, was to maintain the financial policies and guidelines set out in the following schedule. The Company believes that these financial policies and guidelines, which are reviewed annually, are currently at the optimal level and provide access to capital at a reasonable cost by maintaining credit ratings in the range of BBB+ to A-, or the equivalent.

	Policies and guidelines	2007	2006
			(restated – Note 2(e))
Components of debt and coverage ratios
Net debt(1)		$6,141.6	$6,278.1
EBITDA – excluding restructuring costs(2)		$3,609.7	$3,682.8
Net interest cost(3)		$440.1	$504.7

Debt ratio
Net debt to EBITDA – excluding restructuring costs	1.5 – 2.0	1.7	1.7

Coverage ratios
Interest coverage on long-term debt(4)		4.2	3.9
EBITDA – excluding restructuring costs interest coverage(5)		8.2	7.3

Other measure
Dividend payout ratio of sustainable net earnings	45 – 55%	47%	45%

(1)          Net debt is calculated as follows:

	2007	2006
Long-term debt (Note 17)	$4,588.9	$4,908.2
Debt issuance costs netted against long-term debt	30.4	19.9
Derivative liabilities, net	1,179.5	838.5
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. Dollar denominated debt	(137.3)	—
Cash and temporary investments, net	(19.9)	11.5
Securitized accounts receivable (Note 13)	500.0	500.0
Net debt	$6,141.6	$6,278.1

(2)          EBITDA – excluding restructuring costs is calculated as follows:

	2007	2006
		(restated – Note 2(e))
EBITDA (Note 6)	$3,589.3	$3,615.0
Restructuring costs (Note 7)	20.4	67.8
EBITDA – excluding restructuring costs	$3,609.7	$3,682.8

(3)          Net interest cost is defined as financing costs before gains on redemption and repayment of debt, calculated on a twelve-month trailing basis (losses recorded on the redemption of long-term debt are included in net interest cost).

(4)          Interest coverage on long-term debt is defined as net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt (including losses recorded on the redemption of long-term debt).

(5)          EBITDA – excluding restructuring costs interest coverage is defined as EBITDA – excluding restructuring costs divided by net interest cost. This measure is substantially the same as the coverage ratio covenant in the Company’s credit facilities.

Interest coverage on long-term debt improved by 0.3 because of lower interest expenses. The EBITDA – excluding restructuring costs interest coverage ratio improved by 1.0 due to lower net interest cost and decreased by 0.1 due to lower EBITDA – excluding restructuring costs.

The dividend payout ratio for the year ended December 31, 2007, was 47% and the ratio calculated to exclude the impacts of tax adjustments and the charge for adding the net-cash settlement feature for share options was 54%.

4                 regulation of rates charged to customers

(a)          General

The provision of telecommunications services by the Company through TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership is subject to regulation under provisions of the Telecommunications Act. The regulatory authority designated to implement the Telecommunications Act is the CRTC, which is established pursuant to the terms of the Canadian Radio-television and Telecommunications Act.

23

notes to consolidated financial statements

Pursuant to Part III of the Telecommunications Act, the CRTC may forbear, conditionally or unconditionally, from regulating the rates for certain telecommunications services, or certain classes of telecommunications service providers, where the CRTC finds that the service or class of service provided by the telecommunications service provider is subject to competition sufficient to protect the interests of customers. TELUS Communications Company partnership has, for example, been granted forbearance from regulation in relation to its entire portfolio of wireless and paging services. In the latter half of 2007, TELUS Communications Company partnership was granted forbearance in relation to the setting of rates for a number of its wireline telecommunications services that are provided within 63 residential and 35 business exchanges where it was determined that there was significant competition for such services to protect the interests of customers. Previously forborne services, including interexchange voice services, wide area network services and retail Internet services, remain forborne. TELUS Communications Company partnership also operates as a forborne telecommunications service provider when it provides telecommunications services (primarily business local exchange service) outside of its traditional incumbent serving territory (Alberta, British Columbia and parts of Quebec) and, as such, all of its services are not subject to rate regulation.

The fact that a portion of the Company’s operations remain subject to rate regulation does not result in the Company selecting accounting policies that would differ from generally accepted accounting principles.

Less than one-quarter of the Company’s revenues are from Wireline segment regulated services and subject to CRTC price regulation; none of the Company’s Wireless segment revenues are currently subject to CRTC regulation.

The major categories of telecommunications services provided by TELUS Communications Company partnership that are subject to rate regulation or have been forborne from rate regulation are as follows:

Regulated services	Forborne services (not subject to rate regulation)
• Residential wireline services in incumbent local exchange carrier regions in non-forborne exchanges	• Residential wireline services in incumbent local exchange carrier regions in forborne exchanges(1)
• Business wireline services in incumbent local exchange carrier regions in non-forborne exchanges	• Business wireline services in incumbent local exchange carrier regions in forborne exchanges(2)
• Competitor services	• Non-incumbent local exchange carrier services
• Public telephone services	• Long distance services
• Internet services
• International telecommunications services
• Interexchange private line services(3)
• Certain data services
• Cellular, enhanced specialized mobile radio digital (ESMR digital) and personal communications services digital (PCS digital)
• Other wireless services, including paging
• Sale of customer premises equipment (CPE)

(1)   Forborne on exchanges where two or more competitors, including wireless service providers, are offering or providing similar services.

(2)   Forborne on exchanges where one or more competitors, including wireless service providers, are offering or providing similar services

(3)   Forborne on routes where one or more competitors are offering or providing services at DS-3 or greater bandwidth.

(b)   Price caps form of regulation

The CRTC has adopted a form of price cap regulation as the means by which it regulates the prices for the Company’s telecommunications rate regulated services. A four-year price regulation regime commenced on June 1, 2002, with the issuance of the CRTC’s Decision 2002-34; on December 16, 2005, the CRTC issued Decision 2005-69 that extended that price cap regime, without changes, for a period of one year to May 31, 2007. The CRTC conducted a review of the existing price cap regulation which included an oral hearing held in Gatineau, Quebec. This proceeding was concluded in the fourth quarter of 2006 with the CRTC issuing its decision in this matter on April 30, 2007. The decision was consistent with the Company’s current accounting policies.

24

notes to consolidated financial statements

Rate-setting methodology: Under the prospective price regulation framework, services are separated into seven service categories, or baskets, for those exchanges which continue to be regulated. Price constraints within the individual baskets are outlined within the following table.

Capped and non-forborne basket	Price cap constraint	Overriding maximum annual increase
Residential wireline services in incumbent local exchange carrier regions
In non-high cost serving areas	Capped at existing rates	0%
In high cost serving areas	Increase by lesser of inflation(1) or 5%	5%
Business wireline services in incumbent local exchange carrier regions	Increase annually by inflation(1)	10%
Other capped services	Increase annually by inflation(1)	10%
Competitor services	Inflation(1) less 3.2% productivity offset	0%
Public telephone services	One-time $0.50 increase	N/A
Services with frozen rates (e.g. 9-1-1 service)	Capped at existing rates	0%

(1)           As measured by chain-weighted Gross Domestic Product Price Index.

Primary exchange rates for forborne services/exchanges are capped at existing rates.

(c)          Other non-price cap regulation

Other: The CRTC has adopted an imputation test filing requirement to set floor prices for rate regulated services. The imputation test filing requirements ensure that the incumbent telephone companies do not reduce rates for services below their costs in an effort to thwart competitive entry or engage in predatory pricing to drive out existing competitors.

Unbundling of essential facilities:  In an effort to foster facilities-based competition in the provision of telecommunications services, the CRTC has mandated that certain essential or near-essential facilities be made available to competitors at rates based on their incremental costs plus an approved mark-up. The CRTC has defined essential facilities as facilities which are monopoly controlled, required by competitors as an input to provide services and which cannot be economically or technically duplicated by competitors (which include central office codes, subscriber listings and certain local loops in high cost serving areas). The incumbent local exchange carriers must provide certain non-essential facilities, which the CRTC deems to be near-essential, such as local loop facilities in low cost areas and transiting arrangements, at prices determined as if they were essential facilities. This obligation on the part of the incumbent local exchange carriers will continue until the market for near-essential loops and transiting arrangements is competitive. The CRTC conducted an oral hearing on this matter in Gatineau, Quebec in the fourth quarter of 2007 and the Company anticipates that the CRTC will issue its decision in this matter in the second quarter of 2008.

Voice contribution expense and portable subsidy revenue: Local exchange carriers’ costs of providing the level of basic residential services that the CRTC requires to be provided in high cost serving areas is more than the CRTC allows the local exchange carriers to charge for the level of service. To ameliorate the situation, the CRTC collects contribution payments, in a central fund, from all Canadian telecommunications service providers (including voice, data and wireless service providers) that are then disbursed as portable subsidy payments to subsidize the costs of providing residential telephone services in high cost serving areas. The portable subsidy payments are paid based upon a total subsidy requirement calculated on a per line/per band subsidy rate, as further discussed in Note 1(c). The CRTC currently determines, at a national level, the total contribution requirement necessary to pay the portable subsidies and then collects contribution payments from the Canadian telecommunications service providers, calculated as a percentage of their telecommunications service revenue (as defined in CRTC Decision 2000-745 and Telecom Order CRTC 2001-220). The final contribution expense rate for 2007 is 0.94% and the interim rate for 2008 has been similarly set at 0.94%. The Company’s contributions to the central fund, $59.6 million for the year ended December 31, 2007 (2006 – $65.9 million), are accounted for as an operations expense and the portable subsidy receipts, $62.5 million for the year ended December 31, 2007 (2006 – $63.2 million), are accounted for as local revenue.

25

notes to consolidated financial statements

5                 financial instruments

(a)          Risks – overview

The Company’s financial instruments and the nature of the risks which they may be subject to are as set out in the following table.

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Measured at amortized cost
Cash and temporary investments	X			X
Accounts receivable	X
Accounts payable		X
Restructuring accounts payable		X
Short-term obligations		X		X
Long-term debt		X	X	X
Measured at fair value
Short-term investments				X	X
Long-term investments					X
Cross currency interest rate swap derivatives(1)	X	X	X	X
Share-based compensation derivatives(1)	X	X			X
Foreign exchange derivatives(1)	X	X	X

(1)          Use of derivative financial instruments is subject to a policy which requires that no derivative transaction be entered into for the purpose of establishing a speculative or leveraged position and sets criteria for the credit-worthiness of the transaction counterparties.

(b)          Credit risk

The best representation of the Company’s maximum exposure (excluding tax effects) to credit risk, which is a worst-case scenario and does not reflect results expected by the Company, is as set out in the following table:

As at December 31 (millions)	2007	2006
Cash and temporary investments	$19.9	$—
Accounts receivable	710.9	707.2
Derivative assets	3.8	40.4
	$734.6	$747.6

Cash and temporary investments: Credit risk associated with cash and temporary investments is minimized substantially by ensuring that these financial assets are placed with governments, well-capitalized financial institutions and other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable: Credit risk associated with accounts receivable is minimized by the Company’s large customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations.

No interest is charged on customer accounts which are current. Thereafter, interest is charged at a regulatory-based rate on Wireline segment outstanding balances and a market rate on Wireless segment outstanding balances.

As referred to in Note 1(b), the Company must make significant estimates in respect of the allowance for doubtful accounts. Current economic conditions, historical information, why the accounts are past-due and line of business from which the accounts receivable arose are all considered when determining whether past-due accounts should be allowed for. The provision for doubtful accounts is calculated on a specific-identification basis for accounts over a specific balance threshold and on a non-specific basis for the remainder.

Derivative assets: Counterparties to the Company’s cross currency interest rate swap agreements, share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedges due to its credit rating and those of its counterparties.

26

notes to consolidated financial statements

While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote.

(c)          Liquidity risk

The Company manages liquidity risk by maintaining bilateral bank facilities and a credit facility, by continuously monitoring forecast and actual cash flows and managing maturity profiles of financial assets and financial liabilities. The Company has significant debt maturities in future years. The Company has access to a shelf prospectus, in effect until September 2009, pursuant to which it can issue $3 billion of debt or equity securities. The Company believes that its investment grade credit ratings provide reasonable access to capital markets to facilitate future debt issuance. The Company does not currently believe that it will encounter difficulty in meeting its obligations associated with financial liabilities.

(d)          Currency risk

The Company’s functional currency is the Canadian Dollar, but it regularly transacts in U.S. Dollars due to certain routine revenues and operating costs being denominated in U.S. Dollars, as well as sourcing some inventory purchases and capital asset acquisitions internationally. The U.S. Dollar is the only foreign currency to which the Company has a significant exposure.

The Company’s foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. Dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options on an exception basis only.

The Company is also exposed to currency risks in that the fair value or future cash flows of its U.S. Dollar denominated long-term debt will fluctuate because of changes in foreign exchange rates. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity, as further discussed in Note 1(i) and set out in Note 17(b).

(e)          Interest rate risk

The Company is exposed to interest rate risk in that changes in market interest rates will cause fluctuations in the fair value or future cash flows of its temporary investments (if any), short-term investments (if any), short-term obligations (if any), long-term debt and cross currency interest rate swap derivatives.

When the Company has temporary investments, they have short maturities (Note 1(m)) and fixed rates, thus their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, future cash flows do not change due to changes in market interest rates.

If the balance of short-term investments included debt instruments and/or dividend-paying equity instruments, the Company could be exposed to interest rate risks.

As short-term obligations (Note 16), which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is immaterial.

In respect of the Company’s outstanding long-term debt, other than for commercial paper (Note 17(c)) and amounts drawn on its credit facility (Note 17(d)), it is all effectively fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates, but, absent early redemption and/or foreign exchange rate fluctuations, future cash flows do not. Due to the short maturities of commercial paper, its fair values are not materially affected by changes in market interest rates but cash flows representing interest payments may be if the commercial paper is rolled over. Amounts drawn on the Company’s credit facility will be affected by changes in market interest rates in a manner similar to commercial paper.

Similar to fixed-rate debt, the fair value of the Company’s cross currency interest rate swap derivatives fluctuates with changes in market interest rates as the interest rate swapped to is fixed; absent early redemption, future cash flows do not change due to changes in market interest rates.

(f)            Other price risk

Short-term investments: If the balance of short-term investments included equity instruments, the Company would be exposed to equity price risks.

Long-term investments: The Company is exposed to equity price risks arising from investments accounted for using the cost method. Such investments are held for strategic rather than trading purposes.

Share-based compensation derivatives: The Company is exposed to other price risk arising from cash-settled share-based compensation (an appreciating share price increases both the expense and the potential cash outflow). Cash-settled equity swap agreements have been entered into that establish a cap on the Company’s cost associated with its net-cash settled share options (Note 11(b)) and fix the Company’s cost associated with its restricted stock units (Note 11(c)).

27

notes to consolidated financial statements

(g)         Market risk

Had the Canadian Dollar: U.S. Dollar foreign exchange rates, market interest rates and the Company’s Non-Voting Share prices varied by reasonably possible amounts from their actual fiscal year values and had these variances been recognized, net income and other comprehensive income for the year ended December 31, 2007, could have varied. The Company is exposed to other price risks in respect of its financial instruments, as discussed further in Note 5(f). Changes in the Company’s Common Share price would not have materially affected the Company’s net income or its other comprehensive income.

(h)         Fair values

The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring accounts payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company’s investments accounted for using the cost method would not exceed their fair values.

The carrying value of short-term investments equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices.

The fair values of the Company’s long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company’s derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.

The fair values of the Company’s derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are estimated based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions.

28

		2007			2006
As at December 31 (millions)	Hedging item maximum maturity date	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Assets
Financial assets designated as held for trading upon initial recognition
- Short-term investments			$42.4	$42.4		$110.2	$110.2
- Derivatives used to manage currency risks arising from U.S. Dollar denominated revenues to which hedge accounting is not applied	2008	$22.3	0.7	0.7	$—	—	—
- Derivatives used to manage currency risks arising from U.S. Dollar denominated purchases to which hedge accounting is not applied	2008	$55.0	0.3	0.3	$141.5	—	5.6
			$43.4	$43.4		$110.2	$115.8
Derivatives(1) classified as held for hedging and used to manage currency risks arising from U.S. Dollar denominated purchases to which hedge accounting is applied	2008	$44.4	$0.2	$0.2	$14.7	$—	$0.5
Long-term investments designated as available-for-sale upon initial recognition			$38.9	$38.9		$35.2	$36.9
Liabilities
Derivatives used to manage changes in share-based compensation costs and classified as held for
- Trading (Note 11(b))	2012	$220.4	$26.1		$—	$—	$—
- Net amounts due to counterparties			0.8
			26.9	$26.9
- Hedging(1) (Note 11(c))	2009	$49.2	1.4		$48.7	(6.0)	(11.4)
- Net amounts due to counterparties			3.0
			4.4	4.4
			$31.3	$31.3		$(6.0)	$(11.4)
Long-term debt
Principal (Note 17)			$4,588.9	$4,960.3		$4,908.2	$5,535.9
Derivatives(1) classified as held for hedging and used to manage interest rate and currency risks associated with U.S. Dollar denominated debt (Note 17(b))
- Derivative asset	2007	$—	—		$809.9	(40.4)
- Derivative liability– Current	2007	$—	—		$673.4	165.8
– Non-current	2011	$2,950.5	1,179.5		$2,950.5	710.3
			1,179.5			835.7
- Interest payable			8.2			6.3
Net			1,187.7	1,187.7		842.0	1,090.6
Derivatives(1) used to manage interest rate risk associated with planned refinancing of debt maturing June 1, 2007	2007	$—	—	—	$500.0	—	6.5
			$5,776.6	$6,148.0		$5,750.2	$6,633.0

(1)          Designated as cash flow hedging items.

29

notes to consolidated financial statements

6                 segmented information

The Company’s reportable segments are Wireline and Wireless. The Wireline segment includes voice local, voice long distance, data and other telecommunications services excluding wireless. The Wireless segment includes digital personal communications services, equipment sales and wireless Internet services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties. The following segmented information is regularly reported to the Company’s Chief Executive Officer (the Company’s chief operating decision maker).

Years ended December 31	Wireline		Wireless		Eliminations		Consolidated
(millions)	2007	2006	2007	2006	2007	2006	2007	2006
		(restated – Note 2(e))		(restated – Note 2(e))				(restated – Note 2(e))
Operating revenues
External revenue	$4,810.6	$4,823.1	$4,263.8	$3,857.9	$—	$—	$9,074.4	$8,681.0
Intersegment revenue	114.2	98.3	26.9	23.4	(141.1)	(121.7)	—	—
	4,924.8	4,921.4	4,290.7	3,881.3	(141.1)	(121.7)	9,074.4	8,681.0
Operating expenses
Operations expense	3,221.8	2,997.7	2,384.0	2,122.2	(141.1)	(121.7)	5,464.7	4,998.2
Restructuring costs	19.5	61.6	0.9	6.2	—	—	20.4	67.8
	3,241.3	3,059.3	2,384.9	2,128.4	(141.1)	(121.7)	5,485.1	5,066.0
EBITDA(1)	$1,683.5	$1,862.1	$1,905.8	$1,752.9	$—	$—	$3,589.3	$3,615.0
CAPEX(2)	$1,219.0	$1,191.0	$551.3	$427.4	$—	$—	$1,770.3	$1,618.4
EBITDA less CAPEX	$464.5	$671.1	$1,354.5	$1,325.5	$—	$—	$1,819.0	$1,996.6
Operating expenses (as adjusted)(3)
Operations expense (as adjusted)(3)	3,076.7	2,997.7	2,360.4	2,122.2	(141.1)	(121.7)	5,296.0	4,998.2
Restructuring costs	19.5	61.6	0.9	6.2	—	—	20.4	67.8
	3,096.2	3,059.3	2,361.3	2,128.4	(141.1)	(121.7)	5,316.4	5,066.0
EBITDA (as adjusted)(3)	$1,828.6	$1,862.1	$1,929.4	$1,752.9	$—	$—	$3,758.0	$3,615.0
CAPEX(2)	$1,219.0	$1,191.0	$551.3	$427.4	$—	$—	$1,770.3	$1,618.4
EBITDA (as adjusted) less CAPEX	$609.6	$671.1	$1,378.1	$1,325.5	$—	$—	$1,987.7	$1,996.6
EBITDA (as adjusted)(from above)							$3,758.0	$3,615.0
Incremental charge(3)							168.7	—
EBITDA (from above)							3,589.3	3,615.0
Depreciation							1,354.7	1,353.4
Amortization							260.3	222.2
Operating income							1,974.3	2,039.4
Other expense, net							36.1	28.0
Financing costs							440.1	504.7
Income before income taxes and non-controlling interests							1,498.1	1,506.7
Income taxes							233.6	353.2
Non-controlling interests							6.6	8.5
Net income							$1,257.9	$1,145.0

(1)   Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)   Total capital expenditures (CAPEX).

(3)   Substantially all of the Company’s share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, were amended by adding a net-cash settlement feature; such amendment resulted in an incremental charge to operations of $168.7 and did not result in an immediate cash outflow. In respect of 2007 results provided to the Company’s chief operating decision maker, operations expense and EBITDA are being presented both with, and without, the impact of such amendment.

30

notes to consolidated financial statements

7                 restructuring costs

Years ended December 31 (millions)	2007	2006
Restructuring costs
Workforce
Voluntary	$4.9	$28.0
Involuntary	13.7	35.7
Other	1.8	4.1
	20.4	67.8
Disbursements
Workforce
Voluntary	14.1	26.3
Involuntary and other	23.1	40.6
Other	1.4	4.9
	38.6	71.8
Expenses greater than (less than) disbursements	(18.2)	(4.0)
Restructuring accounts payable and accrued liabilities
Balance, beginning of period	53.1	57.1
Balance, end of period	$34.9	$53.1

In 2007, arising from its competitive efficiency program, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integration. These initiatives were aimed to improve the Company’s operating productivity and competitiveness. The Company’s estimate of restructuring costs in 2008 is approximately $50 million.

8                 financing costs

Years ended December 31 (millions)	2007	2006
Interest on long-term debt	$464.2	$508.0
Interest on short-term obligations and other	0.3	2.6
Foreign exchange(1)	13.0	6.4
	477.5	517.0
Interest income
Interest on tax refunds	(26.9)	(9.3)
Other interest income	(10.5)	(3.0)
	(37.4)	(12.3)
	$440.1	$504.7

(1)          For the year ended December 31, 2007, these amounts include gains of $0.5 (2006 — $NIL) in respect of cash flow hedge ineffectiveness.

9                 income taxes

Years ended December 31 (millions)	2007	2006
		(restated – Note 2(e))
Current	$(143.3)	$(58.2)
Future	376.9	411.4
	$233.6	$353.2

31

notes to consolidated financial statements

The Company’s income tax expense differs from that calculated by applying statutory rates for the following reasons:

Years ended December 31 ($ in millions)	2007		2006 (restated – Note 2(e))
Basic blended federal and provincial tax at statutory income tax rates	$503.0	33.6%	$505.6	33.6%
Revaluation of future income tax liability to reflect future statutory income tax rates	(177.3)		(113.1)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(79.2)		(40.3)
Share option award compensation	(3.6)		6.4
Other	(9.3)		(5.4)
Income tax expense per Consolidated Statements of Income and Other Comprehensive Income	$233.6	15.6%	$353.2	23.4%

As referred to in Note 1(b), the Company must make significant estimates in respect of the composition of its future income tax asset and future income tax liability. The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question. Temporary differences comprising the future income tax liability are estimated as follows:

As at December 31 (millions)	2007	2006
		(restated – Note 2(e))
Capital assets
Property, plant, equipment, other and intangible assets subject to amortization	$(47.8)	$15.8
Intangible assets with indefinite lives	(749.1)	(866.1)
Partnership income unallocated for income tax purposes	(630.5)	(550.1)
Pension amounts	(259.6)	(246.1)
Reserves not currently deductible	71.1	97.7
Losses available to be carried forward	17.8	315.4
Other	46.4	19.7
	$(1,551.7)	$(1,213.7)
Presented on the Consolidated Balance Sheets as:
Future income tax liability
Current	$(503.6)	$(137.2)
Non-current	(1,048.1)	(1,076.5)
Net future income tax asset (liability)	$(1,551.7)	$(1,213.7)

The Company expects to be able to substantially utilize its non-capital losses over the next year. The Company’s assessment is that the probabilistic risk of expiry of such non-capital losses is remote.

The Company has net capital losses and such losses may only be applied against realized taxable capital gains. The Company has included a net capital loss carry-forward of $618.3 million (2006 – $799.7 million) in its Canadian income tax returns. During the year ended December 31, 2007, the Company recognized the benefit of $6.6 million (2006 – $188.0 million) in net capital losses. Of the net capital losses carried-forward, as at December 31, 2007, $603.7 million (2006 – $603.7 million) have been denied on audit by the Canada Revenue Agency and the Company is considering various courses of action with a view to confirming all or a part of such net capital losses.

The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the year ended December 31, 2007, the Company recorded Investment Tax Credits of $10.7 million (2006 – $18.5 million), $3.3 million (2006 – $18.1 million) of which was recorded as a reduction of capital and the balance of which was recorded as a reduction of Operations expense.

10          per share amounts

Basic net income per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted income per Common Share and Non-Voting Share is calculated to give effect to share option awards.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income equalled diluted Common Share and Non-Voting Share income for all periods presented.

32

notes to consolidated financial statements

Years ended December 31 (millions)	2007	2006
Basic total weighted average Common Shares and Non-Voting Shares outstanding	331.7	343.8
Effect of dilutive securities
Exercise of share option awards	2.5	3.6
Diluted total weighted average Common Shares and Non-Voting Shares outstanding	334.2	347.4

For the year ended December 31, 2007, certain outstanding share option awards, in the amount of 1.3 million (2006 – 0.3 million), were not included in the computation of diluted income per Common Share and Non-Voting Share because the share option awards’ exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods.

11          share-based compensation

(a)          Details of share-based compensation expense

Reflected in the Consolidated Statements of Income and Other Comprehensive Income as Operations expense and the Consolidated Statements of Cash Flows are the following share-based compensation amounts:

Years ended December 31	2007			2006
(millions)	Operations expense	Associated operating cash outflows	Statement of cash flows adjustment	Operations expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards(1)	$183.6	$(83.8)	$99.8	$19.0	$—	$19.0
Restricted stock units	29.5	(33.5)	(4.0)	26.5	(20.4)	6.1
Employee share purchase plan	34.2	(34.2)	—	32.2	(32.2)	—
	$247.3	$(151.5	$95.8	$77.7	$(52.6)	$25.1

(1)          For the year ended December 31, 2007, the expense arising from share options with the net-cash settlement feature, net of hedging effects, was $168.9 (2006 – $NIL).

For the year ended December 31, 2007, the associated operating cash outflows in respect of share option awards are net of cash net inflows from the cash-settled equity swap agreements of $8.1 million (2006 – $NIL). Similarly, for the year ended December 31, 2007, the associated operating cash outflows in respect of restricted stock units are net of cash inflows from hedging of $5.2 million (2006 – $18.6 million). For the year ended December 31, 2007, the income tax benefit arising from share-based compensation was $84.9 million (2006 – $19.7 million); as disclosed in Note 9, not all share-based compensation amounts are deductible for income tax purposes.

(b)          Share option awards

The Company applies the fair value based method of accounting for share-based compensation awards granted to employees. Share option awards typically vest over a three-year period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.

The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, using the Black-Scholes model (a closed-form option pricing model), are as follows:

Years ended December 31	2007	2006
Share option award fair value (per share option)	$12.34	$12.45
Risk free interest rate	4.1%	4.0%
Expected lives(1) (years)	4.5	4.6
Expected volatility	26.3%	35.7%
Dividend yield	2.7%	2.6%

(1)   The maximum contractual term of the share option awards granted in 2007 and 2006 was seven years.

The risk free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on historical share option award exercise data of the Company. Similarly, expected volatility considers the historical volatility of the Company’s Non-Voting Shares. The dividend yield is the annualized dividend current at the date of grant

33

notes to consolidated financial statements

divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

Had weighted average assumptions for grants of share options that are reflected in the expense disclosures above been varied by 10% and 20% changes, the compensation cost arising from share options for the year ended December 31, 2007, would have varied as follows:

	Hypothetical change in assumptions(1)
($in millions)	10%	20%
Risk free interest rate	$0.3	$0.6
Expected lives (years)	$0.6	$1.1
Expected volatility	$1.2	$2.5
Dividend yield	$0.4	$0.8

(1)          These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in a decreased amount, and unfavourable hypothetical changes in the assumptions result in an increased amount, of the compensation cost arising from share options. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear; in particular, variations in expected lives are constrained by vesting periods and legal lives. Also, in this table, the effect of a variation in a particular assumption on the amount of the compensation cost arising from share options is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in risk free interest rates may result in increased dividend yields), which might magnify or counteract the sensitivities.

Some share option awards have a net-equity settlement feature. As discussed further in Note 18(f), it is at the Company’s option whether the exercise of a share option is settled as a share option or using the net-equity settlement feature. So as to align with the accounting treatment that is afforded to the associated share options, the Company has selected the equity instrument fair value method of accounting for the net-equity settlement feature.

In 2007, the Company amended substantially all of its share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, by adding a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The result of such amendment is that the affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments. For the outstanding share option awards that were amended and which were granted subsequent to 2001, the minimum expense recognized for them will be their grant-date fair values.

In conjunction with the amendment, the Company entered into a cash-settled equity swap agreement that establishes a cap on the Company’s cost associated with the affected outstanding share option awards. The following table sets out the number of affected outstanding share option awards and the composition of their capped exercise date fair values.

As at December 31, 2007 ($ per affected outstanding share option award)	Affected share option awards granted for
	Common Shares	Non-Voting Shares
	prior to 2002		after 2001	Total
Weighted average exercise price	$35.92	$30.48	$21.74	$27.00
Weighted average grant date fair value	—	—	6.70	3.21
	35.92	30.48	28.44	30.21
Weighted average incremental share-based compensation award expense arising from net-cash settlement feature	18.34	24.67	26.71	24.82
Exercise date fair value capped by cash-settled equity swap agreement	$54.26	$55.15	$55.15	$55.03
Affected share option awards outstanding	496,173	1,484,613	1,824,853	3,805,639

(c)          Restricted stock units

The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share; the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. The restricted stock units become payable as they vest over their lives. Typically, the restricted stock units vest over a period of 33 months. The vesting method, which is determined on or before the date of grant, may be either cliff or graded. The associated liability is normally cash-settled.

The following table presents a summary of the activity related to the Company’s restricted stock units.

34

notes to consolidated financial statements

	2007			2006
Years ended December 31	Number of restricted stock units		Weighted average grant date	Number of restricted stock units		Weighted average grant date
	Non-vested	Vested	fair value	Non-vested	Vested	fair value
Outstanding, beginning of period
Non-vested	1,518,613	—	$40.99	1,645,530	—	$32.16
Vested	—	37,251	38.85	—	62,437	26.43
Issued
Initial allocation	576,233	—	56.21	659,682	—	44.70
In lieu of dividends	52,132	—	55.84	48,293	—	49.17
Vested	(662,437)	662,437	37.12	(706,599)	706,599	24.46
Settled in cash	—	(668,552)	36.67	—	(731,785)	24.58
Forfeited and cancelled	(86,450)	—	42.48	(128,293)	—	32.40
Outstanding, end of period
Non-vested	1,398,091	—	49.19	1,518,613	—	40.99
Vested	—	31,136	$48.74	—	37,251	$38.85

With respect to certain issuances of restricted stock units, the Company entered into cash-settled equity forward agreements that fix the cost to the Company; that information, as well as a schedule of the Company’s non-vested restricted stock units outstanding as at December 31, 2007, is set out in the following table.

	Number of fixed-cost restricted stock units	Cost fixed to the Company per restricted stock unit	Number of variable-cost restricted stock units	Total number of non-vested restricted stock units
Vesting in years ending December 31:
2008	160,000	$50.91
	440,000	$50.02
	600,000		247,359	847,359
2009	400,000	$64.26	150,732	550,732
	1,000,000		398,091	1,398,091

(d)          Employee share purchase plan

The Company has an employee share purchase plan under which eligible employees can purchase Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay. The Company contributes 45%, for employees up to a certain job classification, for every dollar contributed by an employee, to a maximum of 6% of employee pay; for more highly compensated job classifications, the Company contributes 40%. There are no vesting requirements and the Company records its contributions as a component of operating expenses.

Years ended December 31 (millions)	2007	2006
Employee contributions	$81.4	$75.9
Company contributions	34.2	32.2
	$115.6	$108.1

Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. For the years ended December 31, 2007 and 2006, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices.

(e)          Unrecognized, non-vested share-based compensation

As at December 31, 2007, compensation cost related to non-vested share-based compensation that has not yet been recognized is set out in the following table and is expected to be recognized over a weighted average period of 1.7 years (2006 – 1.3 years).

35

notes to consolidated financial statements

As at December 31 (millions)(1)	2007	2006
Share option awards	$22.5	$24.1
Restricted stock units(2)	32.2	38.8
	$54.7	$62.9

(1)          These disclosures are not likely to be representative of the effects on reported net income for future periods for the following reasons: these amounts reflect an estimate of forfeitures; these amounts do not reflect any provision for future awards; these amounts do not reflect any provision for changes in the intrinsic value of vested restricted stock units; these amounts do not reflect any provision for the impacts of future, if any, modification of share option awards allowing for net-cash settlement; and for non-vested restricted stock units, these amounts reflect intrinsic values as at the balance sheet dates.

(2)          The compensation cost that has not yet been recognized in respect of non-vested restricted stock units is calculated based upon the intrinsic value of the non-vested restricted stock units as at the balance sheet dates, net of the impacts of associated cash-settled equity forward agreements.

12          employee future benefits

The Company has a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees. Other benefit plans include a TELUS Québec Inc. retiree healthcare plan. The benefit plan(s) in which an employee is a participant reflects the general development of the Company.

Pension Plan for Management and Professional Employees of TELUS Corporation: This defined benefit pension plan, which ceased accepting new participants on January 1, 2006, and which comprises approximately one-quarter of the Company’s total accrued benefit obligation, provides a non-contributory base level of pension benefits. Additionally, on a contributory basis, employees can annually choose increased and/or enhanced levels of pension benefits over the base level of pension benefits. At an enhanced level of pension benefits, the defined benefit pension plan has indexation of 100% of a specified cost-of-living index, to an annual maximum of 2%. Pensionable remuneration is determined by the annualized average of the best sixty consecutive months.

TELUS Corporation Pension Plan: Management and professional employees in Alberta who joined the Company prior to January 1, 2001, and certain unionized employees are covered by this contributory defined benefit pension plan, which comprises slightly more than one-half of the Company’s total accrued benefit obligation. The plan contains a supplemental benefit account which may provide indexation up to 70% of the annual change of a specified cost-of-living index and pensionable remuneration is determined by the average of the best five years in the last ten years preceding retirement.

TELUS Québec Defined Benefit Pension Plan (formerly the TELUS Corporation Pension Plan for Employees of TELUS Communications (Québec) Inc.): Any employee not governed by a collective agreement in Quebec who joined the Company prior to April 1, 2006, any non-supervisory employee governed by a collective agreement prior to September 6, 2006, and certain other unionized employees are covered by this contributory defined benefit pension plan, which comprises approximately one-tenth of the Company’s total accrued benefit obligation. The plan has no indexation and pensionable remuneration is determined by the average of the best four years.

TELUS Edmonton Pension Plan: This contributory defined benefit pension plan ceased accepting new participants on January 1, 1998. Indexation is 60% of the annual change of a specified cost-of-living index and pensionable remuneration is determined by the annualized average of the best sixty consecutive months.

Other defined benefit pension plans: In addition to the foregoing plans, the Company has non-registered, non-contributory supplementary defined benefit pension plans which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are funded only as benefits are paid.

The Company has three contributory, non-indexed pension plans arising from a pre-merger acquisition which comprise less than 1% of the Company’s total accrued benefit obligation; these plans ceased accepting new participants in September 1989.

Other defined benefit plans: Other defined benefit plans, which are all non-contributory, are comprised of a disability income plan, a healthcare plan for retired employees and a life insurance plan. The healthcare plan for retired employees and the life insurance plan ceased accepting new participants effective January 1, 1997. In connection with the collective agreement signed in 2005, an external supplier commenced providing a new long-term disability plan effective January 1, 2006. The existing disability income plan will continue to provide payments to previously approved claimants and qualified eligible employees.

Telecommunication Workers Pension Plan: Certain employees in British Columbia are covered by a union pension plan. Contributions are determined in accordance with provisions of the negotiated labour contract and are generally based on employee gross earnings.

36

notes to consolidated financial statements

British Columbia Public Service Pension Plan: Certain employees in British Columbia are covered by a public service pension plan. Contributions are determined in accordance with provisions of labour contracts negotiated by the Province of British Columbia and are generally based on employee gross earnings.

Defined contribution pension plans: During the latter half of 2006, the Company revised its defined contribution pension plan offerings for 2007. Effective January 1, 2007, the Company offered one defined contribution pension plan, which is contributory, and is the only Company-sponsored pension plan available to non-unionized and certain unionized employees joining the Company after that date. Generally, employees can annually choose to contribute to the plan at a rate of between 3% and 6% of their pensionable earnings. The Company will match 100% of the contributions of the employees up to 5% of their pensionable earnings and will match 80% of employee contributions greater than that.

	2007 and 2008
Contributions as a percentage of pensionable earnings	Minimum	Maximum
Employee contribution(1)	3.0%	6.0%
Employer contribution	3.0%	5.8%
Total contribution(2)	6.0%	11.8%

(1)          Generally, membership in the defined contribution pension plan is voluntary until an employee’s third year service anniversary.

(2)          In the event that annual contributions exceed allowable maximums, excess amounts are contributed to a non-registered supplementary defined contribution pension plan.

(a)          Defined benefit plans

Information concerning the Company’s defined benefit plans, in aggregate, is as follows:

	Pension benefit plans		Other benefit plans
(millions)	2007	2006	2007	2006
		(restated – Note 2(e))
Accrued benefit obligation:
Balance at beginning of year	$6,579.6	$6,345.3	$71.7	$69.1
Current service cost	136.3	132.4	—	3.5
Interest cost	327.3	315.9	6.5	3.7
Benefits paid (b)	(281.5)	(273.9)	(5.6)	(5.5)
Actuarial loss (gain)	(408.3)	59.9	(0.2)	0.9
Plan amendments	26.9	—	—	—
Transfers out	(33.4)	—	—	—
Balance at end of year (c)-(d)	6,346.9	6,579.6	72.4	71.7
Plan assets (f):
Fair value at beginning of year	6,843.2	6,198.9	40.3	43.8
Actual return on plan assets	256.5	759.5	1.0	0.7
Employer contributions (g)	91.6	123.4	1.2	1.3
Employees’ contributions	36.8	35.3	—	—
Benefits paid (b)	(281.5)	(273.9)	(5.6)	(5.5)
Transfers out	(33.4)	—	—	—
Fair value at end of year	6,913.2	6,843.2	36.9	40.3
Funded status – plan surplus (deficit)	566.3	263.6	(35.5)	(31.4)
Unamortized net actuarial loss (gain)	628.6	812.5	(10.3)	(12.8)
Unamortized past service costs	31.4	5.3	—	—
Unamortized transitional obligation (asset)	(196.5)	(239.0)	1.6	2.4
Accrued benefit asset (liability)	$1,029.8	$842.4	$(44.2)	$(41.8)

In 2001, the Company sold substantially all of the TELUS Advertising Services directory business and the TELUS Québec directory business. As a result of this transaction, the pension obligation relating to the former TELUS Advertising Services employees, contained within the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan, were to be transferred upon receipt of the requisite regulatory approvals; such approvals were received November 14, 2007. The TELUS Corporation Pension Plan pension obligation of $17.2 million and the TELUS Edmonton Pension Plan pension obligation of $3.8 million have been actuarially determined as at July 31, 2001. In accordance with the sale agreement, TELUS Corporation Pension Plan assets of $17.2 million, plus interest accrued to November 30, 2007, of $9.2 million (December 31, 2006 – $7.6 million), were transferred along with the pension obligation; the corresponding amounts in respect of the TELUS Edmonton Pension Plan are $3.8 million, plus interest accrued to November 30, 2007, of

37

notes to consolidated financial statements

$2.0 million (December 31, 2006 – $1.7 million). Interest accrued, at 7% per annum, up to the date that the assets were transferred.

The accrued benefit asset (liability) is reflected in the Consolidated Balance Sheets as follows:

As at December 31 (millions)	2007	2006
		(restated – Note 2(e))
Pension benefit plans	$1,029.8	$842.4
Other benefit plans	(44.2)	(41.8)
	$985.6	$800.6
Presented on the Consolidated Balance Sheets as:
Deferred charges (Note 20(b))	$1,194.1	$999.3
Other long-term liabilities (Note 20(b))	(208.5)	(198.7)
	$985.6	$800.6

The measurement date used to determine the plan assets and accrued benefit obligation was December 31.

(b)          Defined benefit plans – cost (recovery)

The Company’s net defined benefit plan costs (recoveries) were as follows:

	2007			2006 (restated – Note 2(e))
Years ended December 31 (millions)	Incurred in period	Matching adjustments(1)	Recognized in period	Incurred in period	Matching adjustments(1)	Recognized in period
Pension benefit plans
Current service cost (employer portion)	$99.5	$—	$99.5	$97.1	$—	$97.1
Interest cost	327.3	—	327.3	315.9	—	315.9
Return on plan assets	(256.5)	(235.2)	(491.7)	(759.5)	314.4	(445.1)
Past service costs	—	0.8	0.8	—	0.7	0.7
Actuarial loss (gain)	(408.3)	419.1	10.8	59.9	(17.9)	42.0
Amortization of transitional asset	—	(42.5)	(42.5)	—	(43.2)	(43.2)
	$(238.0)	$142.2	$(95.8)	$(286.6)	$254.0	$(32.6)

(1)   Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

	2007			2006
Years ended December 31 (millions)	Incurred in period	Matching adjustments(1)	Recognized in period	Incurred in period	Matching adjustments(1)	Recognized in period
Other benefit plans
Current service cost (employer portion)	$—	$—	$—	$3.5	$—	$3.5
Interest cost	6.5	—	6.5	3.7	—	3.7
Return on plan assets	(1.0)	(0.2)	(1.2)	(0.7)	(1.8)	(2.5)
Actuarial loss (gain)	(0.2)	(2.3)	(2.5)	0.9	(2.5)	(1.6)
Amortization of transitional obligation	—	0.8	0.8	—	0.8	0.8
	$5.3	$(1.7)	$3.6	$7.4	$(3.5)	$3.9

(1)   Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

(c)          Benefit payments

Estimated future benefit payments from the Company’s defined benefit plans, calculated as at December 31, 2007, are as follows:

Years ending December 31 (millions)	Pension benefit plans	Other benefit plans
2008	$296.4	$5.8
2009	310.6	6.0
2010	326.4	6.1
2011	345.1	6.1
2012	361.6	6.2
2013-2017	2,053.5	32.0

38

notes to consolidated financial statements

(d)          Disaggregation of defined benefit pension plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. The Company’s disaggregation of defined benefit pension plans surplus and deficits at year-end are as follows:

	2007			2006
As at December 31 (millions)	Accrued benefit obligation	Plan assets	Funded status - plan surplus (deficit)	Accrued benefit obligation	Plan assets	Funded status - plan surplus (deficit)
Pension plans that have plan assets in excess of accrued benefit obligations	$6,173.6	$6,913.2	$739.6	$4,130.3	$4,602.9	$472.6
Pension plans that have accrued benefit obligations in excess of plan assets
Funded	—	—	—	2,270.0	2,240.3	(29.7)
Unfunded	173.3	—	(173.3)	179.3	—	(179.3)
	173.3	—	(173.3)	2,449.3	2,240.3	(209.0)
(see (a))	$6,346.9	$6,913.2	$566.3	$6,579.6	$6,843.2	$263.6

As at December 31, 2007 and 2006, undrawn Letters of Credit, further discussed in Note 17(d), secured certain of the unfunded defined benefit pension plans.

(e)          Disaggregation of other defined benefit plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. The Company’s disaggregation of other defined benefit plans surplus and deficits at year-end are as follows:

	2007			2006
As at December 31 (millions)	Accrued benefit obligation	Plan assets	Funded status - plan surplus (deficit)	Accrued benefit obligation	Plan assets	Funded status - plan surplus (deficit)
Other benefit plans that have plan assets in excess of accrued benefit obligations	$29.0	$36.9	$7.9	$31.0	$40.3	$9.3
Unfunded other benefit plans that have accrued benefit obligations in excess of plan assets	43.4	—	(43.4)	40.7	—	(40.7)
(see (a))	$72.4	$36.9	$(35.5)	$71.7	$40.3	$(31.4)

(f)            Accumulated pension benefit obligations

Accumulated benefit obligations differ from accrued benefit obligations in that accumulated benefit obligations do not include assumptions about future compensation levels. The Company’s disaggregation of defined pension benefit plans accumulated benefit obligations and plan assets at year-end are as follows:

	2007			2006
As at December 31 (millions)	Accumulated benefit obligation	Plan assets	Difference	Accumulated benefit obligation	Plan assets	Difference
Pension plans that have plan assets in excess of accumulated benefit obligations	$5,830.7	$6,913.2	$1,082.5	$5,994.3	$6,825.7	$831.4
Pension plans that have accumulated benefit obligations in excess of plan assets
Funded	—	—	—	18.1	17.5	(0.6)
Unfunded	159.8	—	(159.8)	166.0	—	(166.0)
	159.8	—	(159.8)	184.1	17.5	(166.6)
	$5,990.5	$6,913.2	$922.7	$6,178.4	$6,843.2	$664.8

(g)         Plan investment strategies and policies

The Company’s primary goal for the defined benefit plans is to ensure the security of the retirement income and other benefits of the plan members and their beneficiaries. A secondary goal of the Company is to maximize the long-term rate of return of the defined benefit plans’ assets within a level of risk acceptable to the Company.

Risk management: The Company considers absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) to be more important than relative return risk. Accordingly, the defined benefit plans’ designs,

39

notes to consolidated financial statements

the nature and maturity of defined benefit obligations and characteristics of the plans’ memberships significantly influence investment strategies and policies. The Company manages risk through specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations.

Allowable and prohibited investment types: Allowable and prohibited investment types, along with associated guidelines and limits, are set out in each fund’s Pension Benefits Standards Act required Statement of Investment Policies and Procedures (SIP&P), which is reviewed and approved annually by the designated governing fiduciary. The SIP&P guidelines and limits are further governed by the Pension Benefits Standards Regulations’ permitted investments and lending limits. As well as conventional investments, each fund’s SIP&P may provide for the use of derivative products to facilitate investment operations and to manage risk provided that no short position is taken, no use of leverage is made and there is no violation of guidelines and limits established in the SIP&P. Internally managed funds are prohibited from increasing grandfathered investments in securities of the Company; grandfathered investments were made prior to the merger of BC TELECOM Inc. and TELUS Corporation, the Company’s predecessors. Externally managed funds are permitted to invest in securities of the Company, provided that the investments are consistent with the funds’ mandate and are in compliance with the relevant SIP&P.

Diversification: The Company’s strategy for equity security investments is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (15-25% of total plans’ assets) of the investment in equity securities is allocated to foreign equity securities with the intent of further increasing the diversification of the plans’ assets. Debt securities may include a meaningful allocation to mortgages with the objective of enhancing cash flow and providing greater scope for the management of the bond component of the plans’ assets. Debt securities also may include real return bonds to provide inflation protection, consistent with the indexed nature of some defined benefit obligations. Real estate investments are used to provide diversification of plans’ assets, potential long-term inflation hedging and comparatively stable investment income.

Relationship between plan assets and benefit obligations: With the objective of lowering its long-term costs of defined benefit plans, the Company purposely mismatches plan assets and benefit obligations. This mismatching is implemented by including equity investments in the long-term asset mix as well as fixed income securities and mortgages with durations that differ from the benefit obligations. Compensation for liquidity issues that may have otherwise arisen from mismatching of plan assets and benefit obligations comes from broadly diversified investment holdings (including cash and short-term investment holdings) and cash flows from dividends, interest and rents from diversified investment holdings.

Asset allocations: Information concerning the Company’s defined benefit plans’ target asset allocation and actual asset allocation is as follows:

	Pension benefit plans			Other benefit plans
	Target allocation	Percentage of plan assets at end of year		Target allocation	Percentage of plan assets at end of year
	2008	2007	2006	2008	2007	2006
Equity securities	55-61%	58%	61%	—	—	—
Debt securities	31-39%	36%	33%	—	—	—
Real estate	4-6%	5%	5%	—	—	—
Other	0-2%	1%	1%	100%	100%	100%
		100%	100%		100%	100%

At December 31, 2007, shares of TELUS Corporation accounted for less than 1% of the assets held in the pension and other benefit trusts administered by the Company.

(h)         Employer contributions

The best estimates of fiscal 2008 employer contributions to the Company’s defined benefit plans are approximately $92 million and $1 million for defined benefit pension plans and other defined benefit plans, respectively. These estimates are based upon the mid-year 2007 annual funding reports that were prepared by actuaries using December 31, 2006, actuarial valuations. The funding reports are based on the pension plans’ fiscal years, which are calendar years. The next annual funding valuations are expected to be prepared mid-year 2008.

(i)            Assumptions

Management is required to make significant estimates about certain actuarial and economic assumptions to be used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets. These significant estimates are of a long-term nature, which is consistent with the nature of employee future benefits. The significant weighted average actuarial assumptions arising from these estimates and adopted in measuring the Company’s accrued benefit obligations are as follows:

40

notes to consolidated financial statements

	Pension benefit plans		Other benefit plans
	2007	2006	2007	2006
Discount rate used to determine:
Net benefit costs for the year ended December 31	5.00%	5.00%	4.86%	5.00%
Accrued benefit obligation as at December 31	5.50%	5.00%	5.36%	4.84%
Expected long-term rate of return(1) on plan assets used to determine:
Net benefit costs for the year ended December 31	7.25%	7.25%	3.00%	5.50%
Accrued benefit obligation as at December 31	7.25%	7.25%	3.00%	5.50%
Rate of future increases in compensation used to determine:
Net benefit costs for the year ended December 31	3.00%	3.00%	—	—
Accrued benefit obligation as at December 31	3.00%	3.00%	—	—

(1)          The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by the plans’ target asset allocations (see (g)). Forecasted returns arise from the Company’s ongoing review of trends, economic conditions, data provided by actuaries and updating of underlying historical information.

	Pension benefit plans		Other benefit plans
2007 sensitivity of key assumptions (millions)	Change in obligation	Change in expense	Change in obligation	Change in expense
Impact of hypothetical 0.25% decrease(1) in:
Discount rate	$217.4	$23.6	$0.9	$—
Expected long-term rate of return on plan assets		$16.9		$0.1
Rate of future increases in compensation	$27.6	$6.2	$—	$—

(1)          These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in decreased amounts, and unfavourable hypothetical changes in the assumptions result in increased amounts, of the obligations and expenses. Changes in amounts based on a 0.25% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. Also, in this table, the effect of a variation in a particular assumption on the change in obligation or change in expense is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in discount rates may result in increased expectations about the long-term rate of return on plan assets), which might magnify or counteract the sensitivities.

The Company’s health benefit costs for the defined benefit plan for retired employees were estimated to increase at an annual rate of 10% (2006 – 10%), decreasing to an annual growth rate of 5% (2006 – 5%) over a ten-year period (2006 – ten-year period).

(j)            Defined contribution plans

The Company’s total defined contribution pension plan costs recognized were as follows:

Years ended December 31 (millions)	2007	2006
Union pension plan and public service pension plan contributions	$31.1	$30.7
Other defined contribution pension plans	26.0	18.2
	$57.1	$48.9

13          accounts receivable

On July 26, 2002, TELUS Communications Inc., a wholly owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, March 1, 2006, and November 30, 2006, with an arm’s-length securitization trust associated with a major Schedule I bank under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This revolving-period securitization agreement had an initial term ending July 18, 2007; the November 30, 2006, amendment resulted in the term being extended to July 18, 2008. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term; at December 31, 2007, the rating was A (low).

41

notes to consolidated financial statements

As at December 31 (millions)	2007	2006
Total managed portfolio	$1,221.7	$1,216.1
Securitized receivables	(570.4)	(567.3)
Retained interest in receivables sold	59.6	58.4
Receivables held	$710.9	$707.2

For the year ended December 31, 2007, the Company recognized composite losses of $20.7 million (2006 — $18.0 million) on the sale of receivables arising from the securitization.

Cash flows from the securitization are as follows:

Years ended December 31 (millions)	2007	2006
Cumulative proceeds from securitization, beginning of period	$500.0	$500.0
Proceeds from new securitizations	720.0	410.0
Securitization reduction payments	(720.0)	(410.0)
Cumulative proceeds from securitization, end of period	$500.0	$500.0
Proceeds from collections reinvested in revolving-period securitizations	$3,946.6	$3,863.0
Proceeds from collections pertaining to retained interest	$477.3	$499.3

The key economic assumptions used to determine the loss on sale of receivables, the future cash flows and fair values attributed to the retained interest, as further discussed in Note 1(n), are as follows:

Years ended December 31	2007	2006
Expected credit losses as a percentage of accounts receivable sold	1.1%	1.2%
Weighted average life of the receivables sold (days)	37	39
Effective annual discount rate	5.0%	4.7%
Servicing	1.0%	1.0%

Generally, the sold trade receivables do not experience prepayments.

At December 31, 2007, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% changes in those assumptions are as follows:

		Hypothetical change in assumptions(1)
($ in millions)	2007	10%	20%
Carrying amount/fair value of future cash flows	$59.6
Expected credit losses as a percentage of accounts receivable sold		$0.8	$1.6
Weighted average life of the receivables sold (days)		$—	$0.1
Effective annual discount rate		$—	$0.1

(1)          These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in an increased value, and unfavourable hypothetical changes in the assumptions result in a decreased value, of the retained interest in receivables sold. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in increased credit losses), which might magnify or counteract the sensitivities.

42

notes to consolidated financial statements

14          capital assets

(a)          Capital assets, net

	2007			2006
As at December 31 (millions)	Cost	Accumulated depreciation and amortization	Net book value	Cost	Accumulated depreciation and amortization	Net book value
Property, plant, equipment and other
Telecommunications assets	$19,082.2	$13,730.2	$5,352.0	$18,061.8	$12,755.3	$5,306.5
Assets on customers’ premises	765.8	614.4	151.4	693.3	550.9	142.4
Buildings and leasehold improvements	1,992.7	1,112.8	879.9	1,852.5	1,002.7	849.8
Office equipment and furniture	1,146.8	894.2	252.6	1,110.6	840.8	269.8
Assets under capital lease	18.4	12.7	5.7	18.5	9.4	9.1
Other	344.9	267.3	77.6	340.6	259.6	81.0
Land	48.2	—	48.2	48.9	—	48.9
Assets under construction (Note 1(s))	375.5	—	375.5	376.6	—	376.6
Materials and supplies	34.4	—	34.4	33.6	—	33.6
	23,808.9	16,631.6	7,177.3	22,536.4	15,418.7	7,117.7
Intangible assets subject to amortization
Subscriber base	250.1	44.3	205.8	362.9	138.3	224.6
Software	1,761.4	1,242.7	518.7	1,306.0	1,043.4	262.6
Access to rights-of-way and other	140.6	70.4	70.2	122.3	60.3	62.0
Assets under construction (Note 1(s))	183.5	—	183.5	348.8	—	348.8
	2,335.6	1,357.4	978.2	2,140.0	1,242.0	898.0
Intangible assets with indefinite lives
Spectrum licences(1)	3,985.0	1,018.5	2,966.5	3,984.9	1,018.5	2,966.4
	$30,129.5	$19,007.5	$11,122.0	$28,661.3	$17,679.2	$10,982.1

(1)   Accumulated amortization of spectrum licences is amortization recorded prior to 2002.

The following table presents items included in capital expenditures. Additions of intangible assets subject to amortization include amounts reclassified from assets under construction.

Years ended December 31 (millions)	2007	2006
Additions of intangible assets
– Subject to amortization	$513.3	$139.1
– With indefinite lives	0.1	1.8
	$513.4	$140.9

The following table presents items included in capital expenditures.

Years ended December 31 (millions)	2007	2006
Capitalized internal labour costs	$335.3	$306.8

(b)          Intangible assets subject to amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2007, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2008	$233.9
2009	177.6
2010	93.3
2011	50.1
2012	19.6

(c)          Intangible assets with indefinite lives

As referred to in Note 1(b) and Note 1(f), the carrying value of intangible assets with indefinite lives and goodwill are periodically tested for impairment and this test represents a significant estimate for the Company. There is a material

43

notes to consolidated financial statements

degree of uncertainty with respect to this estimate given the necessity of making key economic assumptions about the future. The Company considers a range of reasonably possible amounts and decides upon an amount that represents management’s best estimate. If the future was to adversely differ from management’s best estimate of key economic assumptions and associated cash flows were to be materially adversely affected, the Company could potentially experience future material impairment charges in respect of its intangible assets with indefinite lives and goodwill.

Consistent with current industry-specific valuation methods, a combination of the discounted cash flow approach, the market-comparable approach and analytical review of industry and Company-specific facts is used in determining the fair value of its spectrum licences and goodwill. The discounted cash flow methodology uses management’s best estimate of the cash flows and a discount rate established by calculating a weighted average cost of capital for each reporting unit. The market-comparable approach uses current (at the time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. In addition, the Company ensures that the combination of the valuations of the reporting units is reasonable based on current market values of the Company.

Sensitivity testing was conducted as a part of the December 2007 annual test. A component of the sensitivity testing was a break-even analysis. An assumption of no growth rate, with all other assumptions being held constant, resulted in the Company continuing to be able to recover the carrying value of its intangible assets with indefinite lives and goodwill for the foreseeable future. Stress testing included moderate declines in annual cash flows with all other assumptions being held constant; this too resulted in the Company continuing to be able to recover the carrying value of its intangible assets with indefinite lives and goodwill for the foreseeable future.

15          goodwill

(a)          2007 and prior

Years ended December 31 (millions)	2007	2006
Balance, beginning of period	$3,169.5	$3,156.9
Foreign exchange on goodwill of self-sustaining foreign operations	(1.5)	0.7
Goodwill arising from current period acquisitions	—	40.4
Other	—	(28.5)
Balance, end of period	$3,168.0	$3,169.5

FSC Internet Corp.:  Of the 2006 goodwill addition, $17.5 million, none of which is expected to be deductible for tax purposes, arose from the April 7, 2006, cash acquisition of FSC Internet Corp., operating as Assurent Secure Technologies, a provider of information technology security services and products. The investment was made with a view to the ongoing advancement of the Company’s existing suite of security solutions.

The primary factor that contributed to a purchase price that resulted in the recognition of goodwill is the low degree of net tangible assets relative to the earnings capacity of the acquired business. Effective the acquisition date, the acquired company’s results are included in the Company’s Consolidated Statements of Income and Other Comprehensive Income and are included in the Company’s Wireline segment.

TELUS International Philippines Inc. (formerly Ambergris Solutions Inc.):  In 2005, the Company acquired, for cash, an effective 52.5% economic interest in TELUS International Philippines Inc., a business process outsourcing company. The acquisition was effected in two steps: one on February 15, 2005, for an effective 49% economic interest and one on May 13, 2005, for an effective 3.5% economic interest. The initial effective 49% economic interest resulted in the Company controlling TELUS International Philippines Inc. as the Company controlled, but did not wholly own, an intermediate holding company which, in turn, controlled, but did not wholly own, TELUS International Philippines Inc. This investment was made with a view to enhancing the Company’s competitiveness in contact centre offerings.

In the second half of 2006, the Company increased its total effective economic interest in the entity from 52.5% to 97.4%, resulting in a 2006 goodwill addition of $22.9 million, none of which is expected to be deductible for tax purposes.

The primary factor that contributed to a purchase price that resulted in the recognition of goodwill is the low degree of net tangible assets in the industry relative to the market value of established Asian operations. TELUS International Philippines Inc.’s results have been included in the Company’s Consolidated Statements of Income and Other Comprehensive Income and the Company’s Wireline segment since the acquisition of control on February 15, 2005.

Other: During 2006, the Company updated its estimate of the net income tax benefits that were obtained in the course of pre-2005 business combinations. This has resulted in a decrease in the future income tax liability of $26.5 million, which has been recorded as a reduction of the unamortized balance of goodwill arising from the acquisitions.

44

notes to consolidated financial statements

(b)          2008 – Emergis Inc.

On November 29, 2007, the Company announced that it had agreed to offer to acquire 100% of the outstanding shares of Emergis Inc. for $8.25 per common share by way of a take-over bid (in total, an initially estimated purchase price of approximately $763 million on a fully-diluted basis).  Emergis Inc. is a business process outsourcer, based in Canada, with a focus on healthcare and financial services sectors, two of the four key industries the Company’s Business Solutions team has invested in developing expertise in (the other two being energy and the public sector). The Company believes that its national sales and marketing capabilities will enhance growth in Emergis Inc. solutions, particularly in light of the complementary nature of the parties’ businesses and customer bases.

As at December 31, 2007, the Company had made market purchases of 1,017,000 Emergis Inc. common shares for $8.3 million, as disclosed in the Company’s press releases. On January 17, 2008, the Company drew $500 million of bankers acceptances on its credit facilities, issued incremental commercial paper and, including utilization of cash on hand, remitted $743.4 million to the depository in payment for:

•                  the approximately 84,876,494 Emergis Inc. common shares (representing approximately 94% of the outstanding common shares of Emergis Inc. on a fully-diluted basis) that were validly deposited to the Company’s offer; and

•                  the remaining outstanding common shares of Emergis Inc. which the Company acquired on January 18, 2008, utilizing the compulsory acquisition provisions of the Canada Business Corporations Act.

The primary factor that contributed to a purchase price that resulted in the recognition of goodwill is the degree of net tangible assets and net intangible assets relative to the earnings capacity of the acquired business. Emergis Inc.’s results of operations will be included in the Company’s Wireline segment effective January 17, 2008. The amounts assigned to goodwill are not expected to be deductible for tax purposes.  Acquired intangible assets are not expected to have significant residual values.

45

notes to consolidated financial statements

As at January 16, 2008 (millions)	Preliminary(1) purchase price amount assigned
Assets
Current assets	$112.6
Capital assets
Property, plant, equipment and other	18.9
Intangible assets subject to amortization(2)
Customer contracts and the related customer relationships	134.8
Software	186.1
Other	2.4
323.3
342.2
Other assets	5.0
Goodwill	365.8
$825.6
Liabilities
Current liabilities	$51.4
Long-term debt	2.8
Other long-term liabilities	1.1
Future income taxes	25.0
80.3
Purchase price
Market purchase of shares prior to closing	8.3
Remitted to depository (net of amounts for market purchase of shares prior to closing)	735.1
743.4
Direct costs of the business combination	1.9
745.3
$825.6

Contingent Liabilities (Note 19(e))

(1)          The purchase price allocation has not been finalized as of the date of issuance of these consolidated financial statements. As is customary in a business acquisition transaction, until the time of acquisition of control, the Company did not have full access to Emergis Inc.’s books and records. Upon having sufficient time to adequately review Emergis Inc.’s books and records, the Company expects to finalize its purchase price allocation.

(2)          Customer contracts and the related customer relationships and software are expected to be amortized over amortization periods of 10 years and 5 years, respectively.

16          short-term obligations

At December 31, 2007, the Company’s available bilateral bank facilities totalled $77 million (2006 – $74 million), $NIL (2006 – $1.2 million) of which was utilized in the form of an overdraft; $2.9 million (2006 – $2.6 million) was utilized as outstanding undrawn letters of credit.

On February 12, 2008, TELUS Corporation accepted a committed term sheet from a small group of Canadian banks to provide a new $700 million 364-day revolving credit facility. Availability of the new facility is conditional on entering into the final definitive documentation, including customary representations and warranties and no existing defaults or events of default. The new credit facility will expire 364 days after the date of record in final documentation.

The credit facility will be unsecured and bear interest at prime rate or bankers’ acceptance rate (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility will contain customary representations, warranties and covenants including two financial quarter end financial ratio tests. The financial ratio tests will be that the Company may not permit its net debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facility.

46

notes to consolidated financial statements

17          long-term debt

(a)          Details of long-term debt

As at December 31($ in millions) Series	Rate of interest		Maturity	2007	2006
					(adjusted – Note 2(b))
TELUS Corporation Notes
U.S. (2)	7.50	%(1)	June 2007	$—	$1,357.9
U.S. (3)	8.00	%(1)	June 2011	1,892.1	2,227.1
CB	5.00	%(1)	June 2013	298.2	298.0
CC	4.50	%(1)	March 2012	298.8	—
CD	4.95	%(1)	March 2017	687.0	—
				3,176.1	3,883.0
TELUS Corporation Commercial Paper	4.86%		Through April 2008	584.9	—
TELUS Corporation Credit Facility	—%		May 2012	—	120.0
TELUS Communications Inc. Debentures
1	12.00	%(1)	May 2010	49.8	49.8
2	11.90	%(1)	November 2015	124.1	124.5
3	10.65	%(1)	June 2021	173.3	174.0
5	9.65	%(1)	April 2022	244.5	246.1
B	8.80	%(1)	September 2025	197.4	198.1
				789.1	792.5
TELUS Communications Inc. First Mortgage Bonds
U	11.50	%(1)	July 2010	29.9	30.0
TELUS Communications Inc. Medium Term Notes
1	7.10	%(1)	February 2007	—	70.0
Capital leases issued at varying rates of interest from 4.1% to 6.4% and maturing on various dates up to 2013				6.1	9.2
Other				2.8	3.5
Long-Term Debt				4,588.9	4,908.2
Less: Current maturities				5.4	1,433.5
Long-Term Debt – non-current				$4,583.5	$3,474.7

(1)          Interest is payable semi-annually.

(2)          Principal face value of notes at December 31, 2006 – U.S.$1,166.5 million.

(3)          Principal face value of notes is U.S.$1,925.0 million (2006 –  U.S.$1,925.0 million).

(b)          TELUS Corporation notes

The notes are senior, unsecured and unsubordinated obligations of the Company and rank equally in right of payment with all existing and future unsecured, unsubordinated obligations of the Company, are senior in right of payment to all existing and future subordinated indebtedness of the Company, and are effectively subordinated to all existing and future obligations of, or guaranteed by, the Company’s subsidiaries.

The indentures governing the notes contain certain covenants which, among other things, place limitations on the ability of TELUS and certain of its subsidiaries to: grant security in respect of indebtedness, enter into sale and lease-back transactions and incur new indebtedness.

					Redemption present value spread (basis points)(1)
			Principal face amount
Series	Issued	Issue price	Originally issued	Outstanding
7.50% (U.S. Dollar) Notes due 2007	May 2001	U.S.$995.06	U.S.$1.3 billion	—	25
8.00% (U.S. Dollar) Notes due 2011	May 2001	U.S.$994.78	U.S.$2.0 billion	U.S.$1.9 billion	30
5.00% Notes, Series CB	May 2006	$998.80	$300 million	$300 million	16
4.50% Notes, Series CC	March 2007	$999.91	$300 million	$300 million	15
4.95% Notes, Series CD	March 2007	$999.53	$700 million	$700 million	24

(1)          The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Adjusted Treasury Rate (in respect of the U.S. Dollar denominated notes) or the Government of Canada yield (in respect of the Canadian dollar denominated notes) plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

47

notes to consolidated financial statements

2007 and 2011 Cross Currency Interest Rate Swap Agreements:  With respect to the 2011 (U.S. Dollar) Notes, U.S.$1.9 billion (with respect to the 2007 and 2011 (U.S. Dollar) Notes, December 31, 2006 – U.S.$3.1 billion) in aggregate, the Company entered into cross currency interest rate swap agreements which effectively convert the principal repayments and interest obligations to Canadian dollar obligations with effective fixed interest rates and fixed economic exchange rates.

The cross currency interest rate swap agreements contain an optional early termination provision which states that either party could elect to terminate these swap agreements on May 30, 2006, if (i) the highest of the long-term unsecured unsubordinated debt ratings of the Company falls below BBB as determined by Standard & Poor’s Rating Services or Baa2 as determined by Moody’s Investors Service or (ii) in the case of these two ratings having a difference of two or more rating increments, the lower of the two ratings is below BBB- or Baa3 or (iii) the ratings for the Company’s counterparties fall below A or A2.

In contemplation of the planned refinancing of the 2007 (U.S. Dollar) Notes, in May 2006 the Company replaced approximately 63% of the notional value of the existing cross currency interest rate swap agreements with a like amount of new cross currency interest rate swap agreements which had a lower effective fixed interest rate and a lower effective fixed exchange rate. This replacement happened concurrent with the issuance of the 5.00% Notes, Series CB; the two transactions had the composite effect of deferring, from June 2007 to June 2013, the payment of $300 million, representing a portion of the amount that would have been due either under the cross currency interest rate swap agreements or to the 2007 (U.S. Dollar) Note holders (to whom the amounts would ultimately have been paid would depend upon changes in interest and foreign exchange rates over the period to maturity of the underlying debt).

To terminate the previous cross currency interest rate swap agreements, the Company made a payment of $354.6 million, including $14.0 million in respect of hedging of then-current period interest payments, to the counterparties. The remaining $340.6 million portion of the payment made to the counterparties of the previous cross currency interest rate swap agreements exceeded the associated amount of the derivative liability, such excess being $25.8 million and which was deferred and amortized over the remainder of the life of the 2007 (U.S. Dollar) Notes.

The weighted average effective fixed interest rates and effective fixed exchange rates arising from the cross currency interest rate swap agreements are summarized in the following table:

	2007		2006
As at December 31	Effective fixed interest rate	Effective fixed exchange rate ($: U.S.$1.00)	Effective fixed interest rate	Effective fixed exchange rate ($: U.S.$1.00)
2007 (U.S. Dollar) Notes	—	$—	7.046%	$1.2716
2011 (U.S. Dollar) Notes	8.493%	$1.5327	8.493%	$1.5327

The counterparties of the swap agreements are highly rated financial institutions and the Company does not anticipate any non-performance. TELUS has not required collateral or other security from the counterparties due to its assessment of their creditworthiness.

The Company translates items such as the U.S. Dollar notes into equivalent Canadian dollars at the rate of exchange in effect at the balance sheet date. The swap agreements at December 31, 2007, comprised a net derivative liability of $1,179.5 million, as set out in Note 5(h) (2006 – $835.7 million). The asset value of the swap agreements increases (decreases) when the balance sheet date exchange rate increases (decreases) the Canadian dollar equivalent of the U.S. Dollar notes.

(c)          TELUS Corporation commercial paper

On May 15, 2007, TELUS Corporation entered into an unsecured commercial paper program, which is backstopped by a portion of its credit facility, enabling it to issue commercial paper up to a maximum aggregate of $800 million (or U.S. Dollar equivalent), to be used for general corporate purposes, including capital expenditures and investments.  Commercial paper debt is due within one year but is classified as long-term debt as the amounts are fully supported, and the Company expects that they will continue to be supported, by the revolving credit facility which has no repayment requirements within the next year.

(d)          TELUS Corporation credit facility

On March 2, 2007, TELUS Corporation entered into a new $2.0 billion bank credit facility with a syndicate of financial institutions. The new credit facility consists of a $2.0 billion (or U.S. Dollar equivalent) revolving credit facility expiring on May 1, 2012, to be used for general corporate purposes including the backstop of commercial paper. This new facility replaced the Company’s pre-existing committed credit facilities prior to the availability termination dates of such facilities.

48

notes to consolidated financial statements

TELUS Corporation’s credit facility is unsecured and bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants including two financial quarter end financial ratio tests. The financial ratio tests are that the Company may not permit its net debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facility.

Continued access to TELUS Corporation’s credit facility is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

	2007	2006
As at December 31 (millions)	May 1, 2012	May 7, 2008	May 4, 2010	Total
Revolving credit facility expiring
Net available (see Note 15(b))	$1,309.1	$579.9	$800.0	$1,379.9
Drawn	—	120.0	—	120.0
Outstanding, undrawn letters of credit	103.7	100.1	—	100.1
Backstop of commercial paper	587.2	—	—	—
Gross available	$2,000.0	$800.0	$800.0	$1,600.0

(e)          TELUS Communications Inc. debentures

The outstanding Series 1 through 5 debentures were issued by a predecessor corporation of TELUS Communications Inc., BC TEL, under a Trust Indenture dated May 31, 1990, and are non-redeemable.

The outstanding Series B Debentures were issued by a predecessor corporation of TELUS Communications Inc., AGT Limited, under a Trust Indenture dated August 24, 1994, and a supplemental trust indenture dated September 22, 1995. They are redeemable at the option of the Company, in whole at any time or in part from time to time, on not less than 30 days’ notice at the higher of par and the price calculated to provide the Government of Canada Yield plus 15 basis points.

Pursuant to an amalgamation on January 1, 2001, the Debentures became obligations of TELUS Communications Inc. The debentures are not secured by any mortgage, pledge or other charge and are governed by certain covenants including a negative pledge and a limitation on issues of additional debt, subject to a debt to capitalization ratio and interest coverage test.

(f)            TELUS Communications Inc. first mortgage bonds

The first mortgage bonds were issued by TELUS Communications (Québec) Inc. and are secured by an immovable hypothec and by a movable hypothec charging specifically certain immovable and movable property of the subsidiary TELUS Communications Inc., such as land, buildings, equipment, apparatus, telephone lines, rights-of-way and similar rights limited to certain assets located in the province of Quebec. The first mortgage bonds are non-redeemable. Pursuant to a corporate reorganization effected July 1, 2004, the outstanding first mortgage bonds became obligations of TELUS Communications Inc.

(g)         TELUS Communications Inc. medium term notes

The medium term notes were issued by TELUS Communications (Québec) Inc. under a trust indenture dated September 1, 1994, as supplemented from time to time, were unsecured and were non-redeemable. New issues of medium term notes are subject to restrictions as to debt ratio and interest coverage. Pursuant to a corporate reorganization effected July 1, 2004, the medium term notes became obligations of TELUS Communications Inc.

(h)         Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, including related hedge amounts and calculated upon such long-term debts owing as at December 31, 2007, for each of the next five fiscal years are as follows:

Years ending December 31 (millions)	Principal(1)	Derivative liability	Total
2008	$5.4	$—	$5.4
2009	1.5	—	1.5
2010	80.8	—	80.8
2011	1,909.2	1,042.2	2,951.4
2012	887.4	—	887.4

(1)   Where applicable, principal repayments reflect foreign exchange rates at December 31, 2007.

49

notes to consolidated financial statements

18          shareholders’ equity

(a)          Details of shareholders’ equity

As at December 31 ($ in millions)		2007	2006
			(restated – Notes 2(b), (e))
Preferred equity
Authorized	Amount
First Preferred Shares	1,000,000,000
Second Preferred Shares	1,000,000,000
Common equity
Share capital
Shares
Authorized	Amount
Common Shares	1,000,000,000
Non-Voting Shares	1,000,000,000
Issued
Common Shares (b)		$2,227.7	$2,264.4
Non-Voting Shares (b)		3,192.0	3,420.8
		5,419.7	5,685.2
Options (c)		—	0.8
Retained earnings and accumulated other comprehensive income
Retained earnings		1,457.5	1,200.0
Accumulated other comprehensive income (loss) (d)		(103.5)	(1.5)
Total		1,354.0	1,198.5
Contributed surplus (e)		152.5	163.5
Total Shareholders’ Equity		$6,926.2	$7,048.0

(b)          Changes in Common Shares and Non-Voting Shares

	2007		2006
Years ended December 31 ($ in millions)	Number of shares	Share capital	Number of shares	Share capital
Common Shares
Beginning of period	178,667,834	$2,264.4	183,530,655	$2,311.6
Common Shares issued pursuant to exercise of share options (f)	3,180	0.1	627,779	21.9
Purchase of shares for cancellation pursuant to normal course issuer bid (g)	(2,904,900)	(36.8)	(5,490,600)	(69.1)
End of period	175,766,114	$2,227.7	178,667,834	$2,264.4
Non-Voting Shares
Beginning of period	159,240,734	$3,420.8	166,566,504	$3,556.7
Non-Voting Shares issued pursuant to exercise of share options (f)	29,790	0.9	3,190,967	94.2
Non-Voting Shares issued pursuant to use of share option award net-equity settlement feature (f)	16,647	0.1	371,386	2.4
Purchase of shares for cancellation pursuant to normal course issuer bid (g)	(10,706,000)	(229.8)	(10,888,123)	(232.5)
End of period	148,581,171	$3,192.0	159,240,734	$3,420.8

The amounts credited to the Common Share capital account upon exercise of share options in the preceding table are all for cash received from exercise. Amounts credited to the Non-Voting Share capital account are comprised as follows:

Years ended December 31 (millions)	2007	2006
Non-Voting Shares issued pursuant to exercise of share options
Cash received from exercise of share options	$0.8	$82.6
Share option award expense reclassified from contributed surplus upon exercise of share options (e)	0.1	6.6
Amounts credited to share capital arising from intrinsic value accounting applied to former Clearnet Communications Inc. options (c)	—	5.0
	$0.9	$94.2

50

notes to consolidated financial statements

(c)          Options

Upon its acquisition of Clearnet Communications Inc. in 2000, the Company was required to record the intrinsic value of Clearnet Communications Inc. options outstanding at that time. As these options are exercised, the corresponding intrinsic values are reclassified to share capital. As these options are forfeited, or as they expire, the corresponding intrinsic value is reclassified to contributed surplus. Proceeds arising from the exercise of these options are credited to share capital.

(d)          Accumulated other comprehensive income (loss)

				Accumulated other comprehensive income (loss)
	Other comprehensive income (loss)			Opening balance
Year ended December 31, 2007 (millions)	Amount arising	Income taxes	Net	Beginning of period	Transitional adjustments(1)	As adjusted	End of period
Change in unrealized fair value of derivatives designated as cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges	$(353.4)	$(39.2)	$(314.2)
Gains and losses on derivatives designated as cash flow hedges in prior periods transferred to net income in the current period	476.7	80.5	396.2
	123.3	41.3	82.0	$—	$(177.9)	$(177.9)	$(95.9)
Cumulative foreign currency translation adjustment	(7.2)	—	(7.2)	(1.5)	—	(1.5)	(8.7)
Change in unrealized fair value of available-for-sale financial assets	(0.6)	—	(0.6)	—	1.7	1.7	1.1
	$115.5	$41.3	$74.2	$(1.5)	$(176.2)	$(177.7)	$(103.5)

(1)          The transitional adjustments arise primarily from the 2007 and 2011 cross currency interest rate swap agreements (Notes 2(b), 17(b)) and are net of income taxes on the cash flow hedges of $81.7.

The net amount of the existing gains (losses) arising from the unrealized fair value of the 2011 cross currency interest rate swap agreements, which are derivatives that are designated as cash flow hedges, and which are reported in accumulated other comprehensive income, would be reclassified to net income if the agreements (see Note 17(b)) were early terminated; the amount of such reclassification would be dependent upon fair values and amounts of the agreements terminated. As at December 31, 2007, the Company’s estimate of the net amount of existing gains (losses) arising from the unrealized fair value of derivatives designated as cash flow hedges, other than in respect of the 2011 cross currency interest rate swap agreements, which are reported in accumulated other comprehensive income and which are expected to be reclassified to net income in the next twelve months is $(0.5 million).

(e)          Contributed surplus

Years ended December 31 (millions)	2007	2006
Balance, beginning of period	$163.5	$153.4
Share option award expense
- Recognized in period(1) (Note 11(a))	14.6	19.0
- Reclassified to Non-Voting Share capital account
- Upon exercise of share options	(0.1)	(6.6)
- Upon use of share option award net-equity settlement feature	(0.1)	(2.4)
- Reclassified to current liabilities upon addition of net-cash settlement feature (Note 11(b)), net of eligible awards settled other than through the use of net-cash settlement feature	(25.4)	—
- Amounts credited to contributed surplus arising from intrinsic value accounting applied to former Clearnet Communications Inc. options (c)	—	0.1
Balance, end of period	$152.5	$163.5

(1)          This amount represents the expense for share option awards accounted for as equity instruments; the difference between this amount and the amount disclosed in Note 11(a) is the expense for share option awards accounted for as liability instruments.

(f)            Share option plans

The Company has a number of share option plans under which officers and other employees may receive options to purchase Non-Voting Shares at a price equal to the fair market value at the time of grant; prior to 2001, options were also similarly awarded in respect of Common Shares. Prior to 2002, directors were also awarded options to purchase Non-Voting Shares and Common Shares at a price equal to the fair market value at the time of grant. Option awards

51

notes to consolidated financial statements

currently granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant; prior to 2003, share option awards were granted with exercise periods not to exceed ten years.

The following table presents a summary of the activity related to the Company’s share option plans for the years ended December 31.

	2007		2006
Years ended December 31	Number of share options	Weighted average share option price	Number of share options	Weighted average share option price
Outstanding, beginning of period	10,569,462	$31.46	13,894,601	$28.14
Granted	1,347,893	56.59	1,627,132	43.66
Exercised(1)	(3,041,122)	26.60	(4,365,475)	25.94
Forfeited and other	(591,599)	33.74	(586,796)	27.78
Outstanding, end of period	8,284,634	$37.17	10,569,462	$31.46

(1)          The total intrinsic value of share option awards exercised for the year ended December 31, 2007, was $93.8 million (2006 – $105.7 million).

In 2006, certain outstanding grants of share option awards, which were made after 2001, had a net-equity settlement feature applied to them. This event did not result in the optionees receiving incremental value and therefore modification accounting was not required for it. The optionee does not have the choice of exercising the net-equity settlement feature. It is at the Company’s discretion whether an exercise of the share option award is settled as a share option or using the net-equity settlement feature. In 2007, certain outstanding grants of share option awards had a net-cash settlement feature applied to them, as further discussed in Note 11(b); the optionee has the choice of exercising the net-cash settlement feature.

The following table reconciles the number of share options exercised and the associated number of Common Shares and Non-Voting Shares issued.

	2007			2006
Years ended December 31	Common Shares	Non-Voting Shares	Total	Common Shares	Non-Voting Shares	Total
Shares issued pursuant to exercise of share options	3,180	29,790	32,970	627,779	3,190,967	3,818,746
Impact of optionee choosing to settle share option award exercises using net-cash settlement feature	339,002	2,643,953	2,982,955	—	—	—
Shares issued pursuant to use of share option award net-equity settlement feature	N/A(1)	16,647	16,647	N/A(1)	371,386	371,386
Impact of Company choosing to settle share option award exercises using net-equity settlement feature	N/A(1)	8,550	8,550	N/A(1)	175,343	175,343
Share options exercised	342,182	2,698,940	3,041,122	627,779	3,737,696	4,365,475

(1)          Share option awards for Common Shares do not have a net-equity settlement feature.

52

notes to consolidated financial statements

The following is a life and exercise price stratification of the Company’s share options outstanding as at December 31, 2007.

								Options exercisable
									Weighted
								Number of	average
Options outstanding(1)							Total	shares	price
Range of option prices
Low	$5.95	$10.56	$16.15	$24.72	$37.40	$56.34	$5.95
High	$8.43	$14.93	$24.09	$35.90	$55.96	$64.64	$64.64
Year of expiry and number of shares
2008	3,272	—	—	22,913	32,500	—	58,685	58,685	$38.18
2009	—	2,944	338,667	131,750	26,000	—	499,361	499,361	$21.51
2010	—	75,537	567,900	52,806	261,187	—	957,430	957,430	$27.36
2011	—	—	596,071	1,477,726	—	—	2,073,797	2,073,797	$28.76
2012	4,966	6,500	204,900	906,624	737,735	—	1,860,725	216,366	$18.19
2013	—	—	—	—	1,500,728	13,056	1,513,784	—	$—
2014	—	—	—	—	78,320	1,242,532	1,320,852	—	$—
	8,238	84,981	1,707,538	2,591,819	2,636,470	1,255,588	8,284,634	3,805,639
Weighted average remaining contractual life (years)	3.1	2.3	3.3	3.4	4.8	6.2	4.2
Weighted average price	$7.44	$14.44	$21.75	$32.41	$43.26	$56.91	$37.17
Aggregate intrinsic value(2) (millions)	$0.3	$2.9	$44.8	$40.7	$13.6	$—	$102.3
Options exercisable
Number of shares	8,238	84,981	1,707,538	1,685,195	319,687	—	3,805,639
Weighted average remaining contractual life (years)	3.1	2.3	3.3	3.0	2.1	—	3.0
Weighted average price	$7.44	$14.44	$21.75	$30.73	$39.23	$—	$27.00
Aggregate intrinsic value(2) (millions)	$0.3	$2.9	$44.8	$29.4	$3.3	$—	$80.7

(1)

As at December 31, 2007, 8,061,219 share options, with a weighted average remaining contractual life of 3.3 years, a weighted average price of $36.80 and an aggregate intrinsic value of $101.9 million, are vested or were expected to vest; these amounts differ from the corresponding amounts for all share options outstanding due to an estimate for expected forfeitures.

(2)	The aggregate intrinsic value is calculated upon December 31, 2007, per share prices of $49.44 for Common Shares and $48.01 for Non-Voting Shares.

As at December 31, 2007, 0.5 million Common Shares and 15.6 million Non-Voting Shares were reserved for issuance, from Treasury, under the share option plans.

(g)         Purchase of shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, the Company may purchase shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust its capital structure. The Company has in fact purchased, for cancellation, through the facilities of the Toronto Stock Exchange, Common Shares and Non-Voting Shares pursuant to successive normal course issuer bids; the Company’s most current normal course issuer bid runs for a twelve-month period ending December 19, 2008, for up to 8 million Common Shares and 12 million Non-Voting Shares. The excess of the purchase price over the average stated value of shares purchased for cancellation was charged to retained earnings. The Company ceases to consider shares outstanding on the date of the Company’s purchase of its shares although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter.

53

notes to consolidated financial statements

		Purchase price
Years ended December 31 ($ in millions)	Number of shares	Paid	Charged to share capital	Charged to retained earnings
Common Shares purchased for cancellation
Program commencing December 20, 2004	10,259,011	$439.8	$128.5	$311.3
Program commencing December 20, 2005
During fiscal 2005 year	634,469	29.7	8.0	21.7
During fiscal 2006 year	5,490,600	260.4	69.1	191.3
Program total	6,125,069	290.1	77.1	213.0
Program commencing December 20, 2006
During fiscal 2006 year	—	—	—	—
During fiscal 2007 year	2,904,900	166.3	36.8	129.5
Program total	2,904,900	166.3	36.8	129.5
Program commencing December 20, 2007
During fiscal 2007 year	—	—	—	—
All programs – inception to date	19,288,980	$896.2	$242.4	$653.8
All programs – during fiscal 2007 year	2,904,900	$166.3	$36.8	$129.5
All programs – during fiscal 2006 year	5,490,600	$260.4	$69.1	$191.3
Non-Voting Shares purchased for cancellation
Program commencing December 20, 2004	11,500,000	$472.8	$241.0	$231.8
Program commencing December 20, 2005
During fiscal 2005 year	607,700	27.8	12.9	14.9
During fiscal 2006 year	10,701,400	530.0	228.5	301.5
Program total	11,309,100	557.8	241.4	316.4
Program commencing December 20, 2006
During fiscal 2006 year	186,723	9.8	4.0	5.8
During fiscal 2007 year	10,571,800	577.4	226.9	350.5
Program total	10,758,523	587.2	230.9	356.3
Program commencing December 20, 2007
During fiscal 2007 year	134,200	6.2	2.9	3.3
All programs – inception to date	33,701,823	$1,624.0	$716.2	$907.8
All programs – during fiscal 2007 year	10,706,000	$583.6	$229.8	$353.8
All programs – during fiscal 2006 year	10,888,123	$539.8	$232.5	$307.3
Common Shares and Non-Voting Shares purchased for cancellation
Program commencing December 20, 2004	21,759,011	$912.6	$369.5	$543.1
Program commencing December 20, 2005
During fiscal 2005 year	1,242,169	57.5	20.9	36.6
During fiscal 2006 year	16,192,000	790.4	297.6	492.8
Program total	17,434,169	847.9	318.5	529.4
Program commencing December 20, 2006
During fiscal 2006 year	186,723	9.8	4.0	5.8
During fiscal 2007 year	13,476,700	743.7	263.7	480.0
Program total	13,663,423	753.5	267.7	485.8
Program commencing December 20, 2007
During fiscal 2007 year	134,200	6.2	2.9	3.3
All programs – inception to date	52,990,803	$2,520.2	$958.6	$1,561.6
All programs – during fiscal 2007 year	13,610,900	$749.9	$266.6	$483.3
All programs – during fiscal 2006 year	16,378,723	$800.2	$301.6	$498.6

54

notes to consolidated financial statements

(h)         Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and making additional optional cash payments to the trustee.

Excluding Non-Voting Shares purchased by way of additional optional cash payments, the Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. During the years ended December 31, 2007 and 2006, the Company did not offer Non-Voting Shares at a discount. Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired in the market at normal trading prices; acquisition in the market at normal trading prices recommenced on January 1, 2005.

In respect of Common Share and Non-Voting Share dividends declared during the year ended December 31, 2007, $17.0 million (2006 – $7.4 million) was to be reinvested in Non-Voting Shares.

19          commitments and contingent liabilities

(a)          Canadian Radio-television and Telecommunications Commission Decisions 2002-34, 2002-43 and 2006-9 deferral accounts

On May 30, 2002, and on July 31, 2002, the CRTC issued Decisions 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account. The Company must make significant estimates and assumptions in respect of the deferral accounts given the complexity and interpretation required of Decisions 2002-34 and 2002-43. Accordingly, the Company estimates, and records, an aggregate liability of $147.1 million as at December 31, 2007 (2006 — $164.8 million), to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it; management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its periodic review of the Company’s deferral account, disagrees with management’s estimates and assumptions, the CRTC may adjust the deferral account balance and such adjustment may be material. Ultimately, this process results in the CRTC determining if, and when, the deferral account liability is settled.

On March 24, 2004, the CRTC issued Telecom Public Notice CRTC 2004-1 Review and disposition of the deferral accounts for the second price cap period, which initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the incumbent local exchange carriers’ deferral accounts during the first two years of the second price cap period.

On February 16, 2006, the CRTC issued Decision CRTC 2006-9, Disposition of funds in the deferral account. In its decision the CRTC determined that the majority of the accumulated liability within the respective incumbent local exchange carrier’s deferral account was to be made available for initiatives to expand broadband services within their incumbent local exchange carrier operating territories to rural and remote communities where service is currently not available. In addition, a minimum of five per cent of the accumulated deferral account balance must be used for initiatives that enhance accessibility to telecommunications services for individuals with disabilities. To the extent that the deferral account balance exceeds the approved initiatives, the remaining balance will be distributed in the form of a one-time rebate to local residential service customers in non-high cost serving areas. Finally, the CRTC indicated that subsequent to May 31, 2006, no additional amounts are to be added to the deferral account and, instead, are to be dealt with via prospective rate reductions.

In September 2006, the Federal Court of Appeal granted the Consumers Association of Canada, the National Anti-Poverty Organization and also Bell Canada leave to appeal CRTC Telecom Decision 2006-9. The consumer groups have filed their appeal asking the Court to direct rebates to local telephone subscribers, rather than have the accumulated deferral account funds used for purposes determined by the CRTC, as noted above. Bell Canada has also filed its appeal of Decision 2006-9 on the grounds that the CRTC exceeded its jurisdiction to the extent it approves rebates from the deferral account. These two appeals have been consolidated and were heard by the Federal Court of Appeal in January 2008 with a judgment expected to be issued by the Federal Court of Appeal within the first quarter of 2008. Within that hearing the Federal Court of Appeal further granted Bell Canada a motion for a stay of CRTC Telecom Decision 2006-9 in so far as it requires the disposition of funds in the deferral accounts for any activities other than the improvement of accessibility to communications services for persons with disabilities.

In the event that Bell Canada is successful in its appeal, the Company may realize additional revenue equal to the amount of the deferral account that would otherwise have been rebated by the CRTC. Should the consumer groups be successful in their appeals, the Company may be required to remit a one-time refund of an amount up to, but not

55

notes to consolidated financial statements

exceeding, the aggregate liability of approximately $147 million in individually small amounts to its entire local residential subscriber base. As the deferral account balance was fully provided for in previous financial statements, the potential refund will not impact the Company’s subsequent income from operations. In addition, subject to the potential outcome of this leave to appeal, the Company may need to re-address its intent to extend broadband services to uneconomic remote and rural communities. The Company supports Decision 2006-9 and its designated uses of the deferral account in order to extend high-speed broadband Internet service to rural and remote communities and improve telecommunications services for people with disabilities.

In the event that Bell Canada and/or the Consumers Association of Canada are unsuccessful in their appeal, there is a possibility that the unsuccessful parties may further file for a leave to appeal to the Supreme Court of Canada.

Due to the Company’s use of the liability method of accounting for the deferral account, the CRTC Decision 2005-6, as it relates to the Company’s provision of Competitor Digital Network services, is not expected to affect the Company’s consolidated revenues. Specifically, to the extent that the CRTC Decision 2005-6 requires the Company to provide discounts on Competitor Digital Network services, through May 31, 2006, the Company drew down the deferral account by an offsetting amount; subsequent to May 31, 2006, the income statement effects did not change and the Company no longer needed to account for these amounts through the deferral account. For the year ended December 31, 2007, the Company drew down the deferral account by $17.7 million (2006 – $19.9 million), in respect of discounts on Competitor Digital Network services and other qualifying expenditures.

On November 30, 2006, the CRTC issued Telecom Public Notice CRTC 2006-15, Review of proposals to dispose of the funds accumulated in the deferral accounts, which initiated a public proceeding to consider the proposals submitted by the incumbent local exchange carriers to dispose of the funds accumulated in their respective deferral accounts. The Company expects the CRTC to render its decision in this matter in the latter part of 2007.

On July 6, 2007, the CRTC issued decision CRTC 2007-50, Use of deferral account to expand broadband services to certain rural and remote communities.  In this decision the CRTC approved the use of the deferral account for the purpose of expanding broadband services to 115 communities in British Columbia and Quebec.  The Company is currently reviewing the implications of this decision in conjunction with its previously filed submission for use of the deferral account funds and, as directed by the CRTC, filed an update to the previously filed submission on September 4, 2007.

Subsequent to December 2007, on January 17, 2008, the CRTC issued Telecom Decision CRTC 2008-1, Use of deferral account funds to improve access to telecommunications services for persons with disabilities and to expand broadband services to rural and remote communities. This decision identified an additional 119 rural and remote communities in the Company’s incumbent operating territory that are eligible for broadband expansion using deferral account funds. In addition, the decision approves the use of approximately 5% of the accumulated balance of the Company’s deferral account, for improving access to telecommunications services for persons with disabilities.  The CRTC also determined that any funds remaining in the Company’s deferral account, other than those required to implement the broadband expansion and accessibility initiative, should be rebated to the Company’s residential local customers in non-high cost serving areas. On February 11, 2008, Bell Canada applied to the Federal Court of Appeal for leave to appeal, and for a stay of, Decision 2008-1. The stay, if granted, would apply to the rebate and broadband expansion determinations in Decision 2008-1. The Company would still be obligated to implement the accessibility initiatives.

56

notes to consolidated financial statements

(b)          Contractual obligations

The Company’s known contractual obligations at December 31, 2007, are as follows:

	Long-term debt maturities(1)
	(see Note 17(h))		Other long-term	Operating
(millions)	All except capital leases	Capital leases	liabilities(2)(3) (see Note 20(b))	leases (see Note 19(c))	Purchase obligations(4)	Total
2008	$2.0	$3.4	$16.8	$230.5	$415.5	$668.2
2009	0.7	0.8	27.6	224.5	97.0	350.6
2010	80.0	0.8	18.3	223.3	35.5	357.9
2011	2,950.5	0.9	18.4	209.6	24.6	3,204.0
2012	887.2	0.2	18.6	195.9	17.4	1,119.3
Thereafter	1,749.1	—	166.6	1,366.6	49.7	3,332.0
Total	$5,669.5	$6.1	$266.3	$2,450.4	$639.7	$9,032.0

(1)	Where applicable, long-term debt maturities reflect hedged foreign exchange rates.
(2)

Items that do not result in a future outlay of economic resources, such as deferred gains on sale-leasebacks of buildings and deferred customer activation and connection fees, have been excluded. As long-term debt maturities reflect hedged foreign exchange rates, the deferred hedging liability is included therein. Funding of pension and other benefit plans has been included for 2008 for all plans that have a net accrued benefit liability position as at the current year end; only funding of unfunded plans has been included in years subsequent to 2008, up to the liability recognized at the current year end.

(3)	Uncertain income tax positions are fully funded.
(4)

Where applicable, purchase obligations reflect foreign exchange rates as at the current year end. Purchase obligations include both future operating and capital expenditures that have been contracted for as at the current year end and include most likely estimates of prices and volumes where necessary. As purchase obligations reflect market conditions at the time the obligation was incurred for the items being purchased, they may not be representative of future years. Obligations arising from personnel supply contracts and other such labour agreements have been excluded.

(c)          Leases

The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. At December 31, 2007, the future minimum lease payments under capital leases and operating leases are as follows:

		Operating lease payments
		Land and buildings			Vehicles and
	Capital lease		Occupancy		other
(millions)	payments	Rent	costs	Gross	equipment	Total
2008	$3.6	$135.3	$73.7	$209.0	$21.5	$230.5
2009	0.9	133.3	75.6	208.9	15.6	224.5
2010	0.9	129.4	77.9	207.3	16.0	223.3
2011	0.8	119.8	77.9	197.7	11.9	209.6
2012	0.2	112.1	78.7	190.8	5.1	195.9
Total future minimum lease payments	6.4
Less imputed interest	0.3
Capital lease liability	$6.1

Total future minimum operating lease payments at December 31, 2007, were $2,450.4 million.  Of this amount, $2,378.8 million was in respect of land and buildings; approximately 60% of this amount was in respect of the Company’s five largest leases, all of which were for office premises over various terms, with expiry dates which range from 2016 to 2026.

(d)          Guarantees

Guarantees: Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a worst-case scenario and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events. In the normal course of its operations, the Company enters into obligations that GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. As at December 31, 2007, the Company’s maximum undiscounted guarantee amounts, without regard for the likelihood of having to make such payment, were not material.

57

notes to consolidated financial statements

Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations ranges in duration and often is not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share would have been 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

As at December 31, 2007, the Company has no liability recorded in respect of indemnification obligations.

(e)          Claims and lawsuits

General: A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, excepting the items enumerated following.

TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan: Two statements of claim were filed in the Alberta Court of Queen’s Bench on December 31, 2001, and January 2, 2002, respectively, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and in the other action, the two plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan. The statement of claim in the TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The statement of claim in the TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan and claims damages in the sum of $15.5 million. On February 19, 2002, the Company filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. The Company filed statements of defence to the amended statements of claim on June 3, 2002. The Company believes that it has good defences to the actions. As a term of the settlement reached between TELUS Communications Inc. and the Telecommunications Workers Union that resulted in a collective agreement effective November 20, 2005, the Telecommunications Workers Union has agreed to not provide any direct or indirect financial or other assistance to the plaintiffs in these actions, and to communicate to the plaintiffs the Telecommunications Workers Union’s desire and recommendation that these proceedings be dismissed or discontinued. The Company has been advised by the Telecommunications Workers Union that the plaintiffs have not agreed to dismiss or discontinue these actions. Should the lawsuits continue because of the actions of the court, the plaintiffs or for any other reason, and their ultimate resolution differ from management’s assessment and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result.

Certified class action: A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. The class was certified on September 17, 2007, by the Saskatchewan Court of Queen’s Bench. The Company has applied for leave to appeal the certification decision. The Company believes that it has good defences to the action.

Similar proceedings have also been filed by, or on behalf of, plaintiffs’ counsel in other provincial jurisdictions.

Should the ultimate resolution of this action differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result; management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made at this preliminary stage of the lawsuit.

58

notes to consolidated financial statements

Intellectual property claims: The Company has received or is aware of certain claims and potential claims of patent infringement against the Company and, in some cases, numerous other wireless carriers and telecommunications service providers.  These matters are quite preliminary and the Company does not have any basis to conclude that it has any liability for such claims.

Emergis Inc.: As set out in Note 15(b), on January 17, 2008, the Company acquired all of the outstanding securities of Emergis Inc.

In April 2005, MultiPlan, Inc. filed in federal court in New York a complaint seeking, among other relief, compensation in excess of U.S.$64 million for damages allegedly incurred in connection with its purchase of the U.S. health subsidiary of Emergis Inc.  The complaint alleges a variety of claims relating to the sales agreement. Part of the complaint related to an indemnification for alleged claims by hospitals amounting to U.S.$14 million.  MultiPlan, Inc. has advised Emergis Inc. that it has settled these hospital claims for an amount of U.S.$750,000.

In July 2005, Emergis filed a motion to dismiss certain claims in the complaint. This motion was substantially granted by the court on June 11, 2007, and a number of claims were dismissed. However, the court granted MultiPlan, Inc. the right to file an amended complaint to correct, if possible, the deficiencies highlighted in the court judgment regarding these claims.  An amended complaint was filed on July 20, 2007.  No new facts have been alleged.  On August 20, 2007, Emergis Inc. filed a motion to dismiss these claims that were modified in the amended complaint.  In October 2007, this motion was fully briefed.  It is uncertain as to when the court will rule on this motion.

Although the outcome cannot be reasonably determined at this time, Emergis Inc. management remains of the view that the allegations are without merits.

20          additional financial information

(a)          Income statement

Years ended December 31 (millions)	2007	2006
		(restated – Note 2(e))
Operations expense(1):
Cost of sales and service	$3,048.5	$2,742.0
Selling, general and administrative	2,416.2	2,256.2
	$5,464.7	$4,998.2
Advertising expense	$293.6	$276.6

(1)

Cost of sales and service includes cost of goods sold and costs to operate and maintain access to and usage of the Company’s telecommunications infrastructure. Selling, general and administrative costs include sales and marketing costs (including commissions), customer care, bad debt expense, real estate costs and corporate overhead costs such as information technology, finance (including billing services, credit and collection), legal, human resources and external affairs.

Employee salaries, benefits and related costs are included in one of the two components of operations expense to the extent that the costs are related to the component functions.

(b)          Balance sheet

As at December 31 (millions)	2007	2006
Accounts receivable
Customer accounts receivable	$591.2	$545.6
Accrued receivables – customer	112.2	83.2
Allowance for doubtful accounts	(62.8)	(54.8)
	640.6	574.0
Accrued receivables – other	66.7	125.4
Other	3.6	7.8
	$710.9	$707.2
Inventories
Wireless handsets, parts and accessories	$179.4	$176.8
Other	63.9	19.6
	$243.3	$196.4

59

notes to consolidated financial statements

As at December 31 (millions)	2007	2006
Prepaid expense and other
Prepaid expenses	$118.1	$109.9
Deferred customer activation and connection costs	78.6	69.5
Other	2.8	15.9
	$199.5	$195.3
Deferred charges
Recognized transitional pension assets and pension plan contributions in excess of charges to income (restated – Note 2(e))	$1,194.1	$999.3
Deferred customer activation and connection costs	109.2	115.4
Other (restated – Note 2(b))	14.7	15.0
	$1,318.0	$1,129.7
Accounts payable and accrued liabilities
Accrued liabilities	$447.6	$449.7
Payroll and other employee-related liabilities	421.7	383.8
Accrual for net-cash settlement feature for share option awards (Note 11(b))	81.9	—
Asset retirement obligations	4.1	4.1
	955.3	837.6
Trade accounts payable	406.0	427.3
Interest payable	51.5	47.7
Other	63.8	51.0
	$1,476.6	$1,363.6
Advance billings and customer deposits
Advance billings	$367.0	$348.8
Regulatory deferral accounts (Note 19(a))	147.1	164.8
Deferred customer activation and connection fees	81.2	72.3
Customer deposits	36.3	20.4
	$631.6	$606.3
Other long-term liabilities
Derivative liabilities (Note 17(b))	$1,183.1	$710.3
Pension and other post-retirement liabilities	208.5	198.7
Other	115.7	128.2
	1,507.3	1,037.2
Deferred customer activation and connection fees	109.2	115.4
Deferred gain on sale-leaseback of buildings	61.9	71.6
Asset retirement obligations	39.5	33.1
	$1,717.9	$1,257.3

(c)          Supplementary cash flow information

Years ended December 31 (millions)	2007	2006
Net change in non-cash working capital
Short-term investments	$67.8	$(110.2)
Accounts receivable	(31.6)	(95.6)
Inventories	(19.0)	(57.6)
Prepaid expenses and other	(4.2)	(27.4)
Accounts payable and accrued liabilities	6.1	(27.2)
Income and other taxes receivable and payable, net	(19.3)	35.8
Advance billings and customer deposits	25.3	34.5
	$25.1	$(247.7)
Long-term debt issued
TELUS Corporation Commercial Paper	$5,961.8	$—
TELUS Corporation Credit Facility	801.5	1,286.3
Long-term debt other than TELUS Corporation Commercial Paper and TELUS Corporation Credit Facility	1,000.0	299.6
	$7,763.3	$1,585.9

60

notes to consolidated financial statements

Years ended December 31 (millions)	2007	2006
Redemptions and repayment of long-term debt
TELUS Corporation Commercial Paper	$(5,376.9)	$—
TELUS Corporation Credit Facility	(921.5)	(1,308.3)
Long-term debt other than TELUS Corporation Commercial Paper and TELUS Corporation Credit Facility	(1,558.6)	(6.4)
	$(7,857.0)	$(1,314.7)
Interest (paid)
Amount paid in respect of interest expense	$(444.0)	$(484.9)
Forward starting interest rate swap agreement termination payments	(10.4)	—
Interest related portion of cross currency interest rate swap agreement termination payments	—	(31.2)
	$(454.4)	$(516.1)

21                      differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

Years ended December 31 (millions except per share amounts)	2007	2006
Net income in accordance with Canadian GAAP(1)	$1,257.9	$1,145.0
Adjustments:
Operating expenses
Operations(1) (b)	(23.2)	(41.6)
Amortization of intangible assets (c)	(50.1)	(50.7)
Accounting for derivatives (e)	—	6.0
Taxes on the above adjustments and tax rate changes(1) (f)	69.2	78.8
Net income in accordance with U.S. GAAP	1,253.8	1,137.5
Other comprehensive income (loss), net of taxes (g)
In accordance with Canadian GAAP	74.2	5.8
Change in pension related other comprehensive income accounts	108.0	153.2
Change in unrealized fair value of derivatives designated as cash flow hedges	—	36.8
In accordance with U.S. GAAP	182.2	195.8
Comprehensive income in accordance with U.S. GAAP	$1,436.0	$1,333.3
Net income in accordance with U.S. GAAP per Common Share and Non-Voting Share
– Basic	$3.78	$3.31
– Diluted	$3.75	$3.27

(1)

Operations and the related taxes for the year ended December 31, 2006, have been adjusted for purposes of this reconciliation to reverse the restatement of net income made in accordance with Canadian GAAP and discussed further in Note 2(e).

The following is an analysis of retained earnings (deficit) reflecting the application of U.S. GAAP:

Years ended December 31 (millions)	2007	2006
Schedule of retained earnings (deficit) under U.S. GAAP
Balance at beginning of period	$(419.5)	$(785.5)
Net income in accordance with U.S. GAAP	1,253.8	1,137.5
	834.3	352.0
Common Share and Non-Voting Share dividends paid, or payable, in cash	(520.8)	(411.7)
Purchase of Common Shares and Non-Voting Shares in excess of stated capital	(374.5)	(361.9)
Adjustment to purchase of share option awards not in excess of their fair value	—	2.1
Balance at end of period	$(61.0)	$(419.5)

61

notes to consolidated financial statements

The following is an analysis of major balance sheet categories reflecting the application of U.S. GAAP:

As at December 31 (millions)	2007	2006

Current Assets	$1,340.7	$1,344.9
Capital Assets
Property, plant, equipment and other	7,177.3	7,117.7
Intangible assets subject to amortization	2,535.1	2,505.0
Intangible assets with indefinite lives	2,966.5	2,966.4
Goodwill	3,570.5	3,572.0
Other Assets	932.2	675.7
	$18,522.3	$18,181.7
Current Liabilities	$2,686.0	$3,782.2
Long-Term Debt	4,613.9	3,493.7
Other Long-Term Liabilities	1,717.6	1,550.0
Deferred Income Taxes	1,349.4	1,319.7
Non-Controlling Interest	25.9	23.6
Shareholders’ Equity	8,129.5	8,012.5
	$18,522.3	$18,181.7

The following is a reconciliation of shareholders’ equity incorporating the differences between Canadian and U.S. GAAP:

	Shareholders’ Equity
As at December 31, 2007 (millions)	Common Shares	Non-Voting Shares	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Contributed surplus	Total
Under Canadian GAAP	$2,227.7	$3,192.0	$1,457.5	$(103.5)	$152.5	$6,926.2
Adjustments:
Merger of BC TELECOM and TELUS (a), (c), (d)	1,741.2	922.1	(1,417.7)	(165.8)	—	1,079.8
Share-based compensation (b)	10.5	54.9	(97.0)	—	31.6	—
Acquisition of Clearnet Communications Inc.
Goodwill (d)	—	131.4	(7.9)	—	—	123.5
Convertible debentures	—	(2.9)	4.1	—	(1.2)	—
Under U.S. GAAP	$3,979.4	$4,297.5	$(61.0)	$(269.3)	$182.9	$8,129.5

	Shareholders’ Equity
As at December 31, 2006 (millions)	Common Shares	Non-Voting Shares	Options	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Contributed surplus	Total
Under Canadian GAAP(1)	$2,264.4	$3,420.8	$0.8	$1,200.0	$(1.5)	$163.5	$7,048.0
Adjustments:
Merger of BC TELECOM and TELUS (a), (c), (d)	1,770.1	993.0	—	(1,488.2)	(437.6)	—	837.3
Share-based compensation (b)	10.6	63.3	—	(131.2)	—	57.3	—
Acquisition of Clearnet Communications Inc.
Goodwill (d)	—	131.4	—	(7.9)	—	—	123.5
Convertible debentures	—	(2.9)	—	4.1	—	(1.2)	—
Accounting for derivatives (e)	—	—	—	3.7	—	—	3.7
Under U.S. GAAP	$4,045.1	$4,605.6	$0.8	$(419.5)	$(439.1)	$219.6	$8,012.5

(1)          As restated – Note 2(e).

(a)          Merger of BC TELECOM and TELUS

The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc., which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method resulted in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662.4 million (including merger related costs of $51.9 million) effective January 31, 1999.

62

notes to consolidated financial statements

(b)          Operating expenses – Operations

Future employee benefits: Under U.S. GAAP, TELUS’ future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

Effective as of the end of the first year ending after December 15, 2006, U.S. GAAP requires the full recognition of obligations associated with its employee future benefit plans as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans. Applying this standard, the funded status of the Company’s plans is shown gross on the consolidated balance sheets and the difference between the net funded plan states and the net accrued benefit asset or liability is included as a component of accumulated other comprehensive income.

Share-based compensation: Effective January 1, 2004, Canadian GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 2001. The Canadian GAAP disclosures for share-based compensation awards are set out in Note 11.

Effective January 1, 2006, U.S. GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 1994. Prior to the adoption of the fair value method of accounting, the intrinsic value based method was used to account for share option awards granted to employees.

On a prospective basis, commencing January 1, 2006, there is no longer a difference between Canadian GAAP and U.S. GAAP share-based compensation expense recognized in the results of operations arising from current share-based compensation awards accounted for as equity instruments. As share option awards granted subsequent to 1994 and prior to 2002 are captured by U.S. GAAP, but are not captured by Canadian GAAP, differences in shareholders’ equity accounts arising from these awards will continue.

In 2007, the Company amended substantially all of its share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, by adding a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The result of such amendment is that the affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments; the minimum expense recognized for the affected share option awards will be their grant-date fair values. Under U.S. GAAP, the grant-date fair value of affected outstanding share option awards granted subsequent to 1994 affect the transitional amount whereas Canadian GAAP only considers grant-date fair values for affected outstanding share option awards granted subsequent to 2001; this resulted in the U.S. GAAP expense being less than the Canadian GAAP expense by $25.2 million for the year ended December 31, 2007.

(c)          Operating expenses – Amortization of intangible assets

As TELUS’ intangible assets on acquisition have been recorded at their fair value (see (a)), amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.

The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

		Accumulated	Net book value
As at December 31 (millions)	Cost	amortization	2007	2006
Intangible assets subject to amortization
Subscribers – wireline	$1,950.0	$393.1	$1,556.9	$1,607.0
Intangible assets with indefinite lives
Spectrum licences(1)	1,833.3	1,833.3	—	—
	$3,783.3	$2,226.4	$1,556.9	$1,607.0

(1)          Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

63

notes to consolidated financial statements

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2007, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2008	$284.0
2009	227.7
2010	143.4
2011	100.2
2012	69.7

(d)          Goodwill

Merger of BC TELECOM and TELUS: Under the purchase method of accounting, TELUS’ assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403.1 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

Additional goodwill on Clearnet purchase: Under U.S. GAAP, shares issued by the acquirer to effect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(e)          Accounting for derivatives

Under U.S. GAAP, all derivatives need to be recognized as either assets or liabilities and measured at fair value. Prior to January 1, 2007, this was different from the Canadian GAAP treatment for financial instruments as applied by the Company; see Note 2(b).

(f)            Income taxes

Years ended December 31 (millions)	2007	2006
Current	$(143.3)	$(58.2)
Deferred	307.8	332.6
	164.5	274.4
Investment Tax Credits	(10.7)	(18.5)
	$153.8	$255.9

The Company’s income tax expense, for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:

Years ended December 31 ($ in millions)	2007		2006
Basic blended federal and provincial tax at statutory income tax rates	$474.9	33.6%	$470.4	33.6%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(213.4)		(162.9)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(79.2)		(40.3)
Share option award compensation	(12.1)		6.4
Investment Tax Credits, net of tax	(7.1)		(12.3)
Other	(9.3)		(5.4)
U.S. GAAP income tax expense	$153.8	10.9%	$255.9	18.3%

64

notes to consolidated financial statements

As referred to in Note 1(b), the Company must make significant estimates in respect of the composition of its deferred income tax asset and deferred income tax liability. The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question. Temporary differences comprising the deferred income tax liability are estimated as follows:

As at December 31 (millions)	2007	2006
Capital assets
Property, plant, equipment, other and intangible assets subject to amortization	$(470.8)	$(481.0)
Intangible assets with indefinite lives	(749.1)	(866.1)
Partnership income unallocated for income tax purposes	(630.5)	(550.1)
Pension amounts	(137.9)	(74.1)
Reserves not currently deductible	71.1	97.7
Losses available to be carried forward	17.8	315.4
Other	46.4	101.3
	$(1,853.0)	$(1,456.9)
Deferred income tax liability
Current	$(503.6)	$(137.2)
Non-current	(1,349.4)	(1,319.7)
Deferred income tax asset (liability)	$(1,853.0)	$(1,456.9)

Effective January 1, 2007 the Company adopted the method of accounting for uncertain income tax positions prescribed by Financial Accounting Standards Board Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes.  This Interpretation is intended to standardize accounting practice for the recognition, derecognition and measurement of tax benefits to enable consistency and comparability among reporting entities for the reporting of income tax assets and liabilities. No consequential adjustments were required in the Company’s financial statements as a result of that adoption.

The total amount of unrecognized tax benefits, excluding net capital losses, that, if recognized, would affect the effective tax rate at December 31, 2007, is $196.3 million. Unrecognized tax benefits related to net capital losses, if recognized, amount to $161.5 million. As net capital losses can only be applied against taxable capital gains, no amount would have affected the effective tax rate for the year ended December 31, 2007.

The gross amount of unrecognized tax benefits is calculated as the undiscounted cumulative impact of such positions on taxable income before timing-related reversals that have yet to be realized and before the application of losses carried forward multiplied by the applicable tax rate for the estimated period when such benefit will be realized.

	Unrecognized tax benefits
Year ended December 31, 2007 (millions)	Gross	Component sheltered by losses carried forward	Component comprised of capital losses
Balance, beginning of period	$848.4	$368.1	$185.6
Tax positions related to prior years
Additions for tax returns filed during the year	222.0	168.0	—
	1,070.4	536.1	185.6
Tax positions related to prior years
Reduction for timing items deductible in the year	(48.6)	(48.6)	—
Tax positions related to current year
Estimated additions	109.7	109.7	—
Reductions	—	—	—
Settlements	(135.4)	49.5	—
Lapses in statutes of limitations	(4.0)	—	—
Adjustments for future year rate changes	(40.8)	(16.7)	(24.1)
Balance, end of period	$951.3	$630.0	$161.5

Included in the balance at December 31, 2007, excluding net capital losses, are tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. In addition, the Company has losses carried forward that are available to be applied against unrecognized tax benefits. As a result, the

65

notes to consolidated financial statements

impact on the annual effective tax rate is significantly less than the gross amount of gross unrecognized tax benefits noted above.

The gross reserves are adjusted for future year tax rate changes based on the expected timing of loss utilization.

In the application of both Canadian GAAP and U.S. GAAP, the Company accrues for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. The Company includes such charges as a component of financing costs. As at January 1, 2007, the Company had recorded accrued interest payable of $7.6 million in respect of differences between the times tax-related exposures have been funded compared to the times the tax-related exposures may have come into existence as well as interest receivable of $8.5 million. During the year, the Company recorded interest income of $26.3 million in respect of income taxes, reversed interest expense of $4.0 million and collected $34.2 million of interest receivable.

As at December 31, 2007, it is reasonably possible that the Company’s net unrecognized tax benefits will significantly increase and decrease in the next twelve months for the following items:

•                  It is expected that Notices of Reassessment will be issued and/or settlements will be reached with various government authorities over the next twelve months that are expected to effectively settle a number of uncertain tax positions and result in adjustments to the effective tax rate and gross unrecognized tax benefits including the abandonment of any remaining unrecognized tax benefits.  Certain presently unrecognized tax benefits pertaining to a number of items involving uncertainty as to the exact taxation period tax deductions may be claimed among periods of changing statutory tax rates are expected to be resolved within an estimated range of $5 million to $15 million.  The gross amount of such unrecognized tax benefits range from $25 million to $35 million.

•                  For those items that are timing in nature, it is reasonably possible that the gross unrecognized tax benefits will decrease by $70 million to $80 million as temporary differences are drawn down.

•                  It is reasonably possible that the Company’s net and gross unrecognized tax benefits will decrease due to the expected lapse of the statute of limitations that would otherwise allow governmental authorities to challenge positions taken in tax returns for certain prior taxation years.  Such unrecognized tax benefits are reasonably estimated at $2 million.

•                  During the next twelve months, the Company will file tax returns covering the period ended December 31, 2007, as required by statute. The returns are likely to contain unrecognized tax benefits that have not been quantified above. As the positions will only be determined at the time the tax returns are prepared, the amount of such benefits cannot be quantified prior to that time.

As at December 31, 2007, income tax returns, whether filed or not, pertaining to taxation years that remain open to examination by major jurisdictions are as follows:

	Restricted to appeals	Other
Canada	1999 – 2000	2001 – 2007
United States	N/A	2004 – 2007

(g)         Additional disclosures required under U.S. GAAP – Comprehensive income (loss)

U.S. GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is no requirement to disclose comprehensive income under Canadian GAAP prior to fiscal periods beginning on or after January 1, 2007.

66

notes to consolidated financial statements

Years ended December 31 (millions)	2007			2006
	Canadian GAAP other comprehensive income (loss)(1)	Pension and other benefit plans(2)	US GAAP other comprehensive income (loss)	Canadian GAAP other comprehensive income (loss)	Pension and other benefit plans	Unrealized fair value of derivative cash flow hedges	US GAAP other comprehensive income (loss)

Amount arising	$115.5	$153.5	$269.0	$5.8	$232.9	$57.4	$296.1
Income tax expense (recovery)	41.3	45.5	86.8	—	79.7	20.6	100.3
Net	74.2	108.0	182.2	5.8	153.2	36.8	195.8
Accumulated other comprehensive income (loss), beginning of period	(177.7)	(273.8)	(451.5)	(7.3)	(167.7)	(200.6)	(375.6)
Adjustments to reflect implementation of SFAS 158
Reverse accumulated amounts in respect of minimum pension liability	—	—	—	—	14.5	—	14.5
Record net periodic benefit costs not yet recognized	—	—	—	—	(273.8)	—	(273.8)
Accumulated other comprehensive income (loss), end of period	$(103.5)	$(165.8)	$(269.3)	$(1.5)	$(273.8)	$(163.8)	$(439.1)

(1)

As the Canadian GAAP other comprehensive income amounts at December 31, 2007, reflect total-to-date amounts for the unrealized fair value of derivative cash flow hedges, the opening balance for U.S. GAAP is no longer required to determine the total-to-date accumulated other comprehensive income amount for U.S. GAAP purposes.

(2)

The amount arising in the current period  is comprised of: a net defined benefit pension plan (gain) of $(172.9); a net defined benefit pension plan prior service cost of $26.9; amortization of defined benefit pension plan actuarial losses, past service costs and business combination difference of $(11.0), $(0.8) and $2.6, respectively; and amortization of other defined benefit plan actuarial gain and business combination difference of $2.5 and $(0.8), respectively.

The closing accumulated other comprehensive income amounts in respect of components of net periodic benefit costs not yet recognized, and the amounts expected to be recognized in fiscal 2008, are as follows:

	2007				2006
	Accumulated other comprehensive income amounts			Amounts expected	Accumulated other comprehensive income amounts
		Tax		to be recognized		Tax
As at December 31 (millions)	Gross	effect	Net	in 2008	Gross	effect	Net
Pension benefit plans
Unamortized net actuarial loss (gain)	$628.6	$197.6	$431.0	$3.5	$812.5	$249.8	$562.7
Unamortized past service costs	31.4	9.9	21.5	3.7	5.3	1.6	3.7
Unamortized business combination difference	(409.5)	(128.8)	(280.7)	4.7	(412.1)	(126.7)	(285.4)
	250.5	78.7	171.8	11.911.9	405.7	124.7	281.0
Other benefit plans
Unamortized net actuarial loss (gain)	(10.3)	(3.2)	(7.1)	(2.2)	(12.8)	(3.9)	(8.9)
Unamortized business combination difference	1.6	0.5	1.1	0.8	2.4	0.7	1.7
	(8.7)	(2.7)	(6.0)	(1.4)	(10.4)	(3.2)	(7.2)
	$241.8	$76.0	$165.8	$10.5	$395.3	$121.5	$273.8

(h)         Recently issued accounting standards not yet implemented

Single definition of fair value. Under U.S. GAAP, effective for its 2008 fiscal year, the Company will be required to prospectively comply with a unified approach to fair value measurement of assets and liabilities, as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, Fair Value Measurements. The Company is not materially affected by this statement currently.

Fair value option. Under U.S. GAAP, effective for its 2008 fiscal year, the Company will be able to choose to measure eligible items at fair value at specified election dates, as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The Company is not materially affected by this statement currently.

Business combinations and non-controlling interests. Under U.S. GAAP, effective for its 2009 fiscal year, the Company will be required to comply with new standards in respect of business combinations and accounting for non-controlling interests, as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 141(R), Business Combinations and Financial Accounting Standards Board Statement of Financial Accounting

67

notes to consolidated financial statements

Standards No. 160, Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51, respectively. The issuance of these standards is the culmination of the first major collaborative convergence undertaking of the Financial Accounting Standards Board and the International Accounting Standards Board. Whether the Company would be materially affected by the new standards would depend upon the specific facts of the business combinations, if any, occurring on or after January 1, 2009. Generally, the new standards will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests). Early adoption of these standards is prohibited.

Other: As would affect the Company, there are no other U.S. accounting standards currently issued and not yet implemented that would differ from Canadian accounting standards currently issued and not yet implemented.

68

TELUS CORPORATION

Management’s discussion and analysis

2007

Caution regarding forward-looking statements

This document and Management’s discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that assumptions (see below), predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In the case of annual guidance, it is the current practice of the Company to evaluate and, where it deems appropriate, provide updates. Subject to legal requirements, this practice may be changed at any time at the Company’s sole discretion.

Assumptions for 2008 targets include: economic growth consistent with recent provincial and national estimates by the Conference Board of Canada, including gross domestic product (GDP) growth of 2.8% in Canada and above average growth in the provinces of Alberta and British Columbia; forecast exchange rate between the Canadian dollar and U.S. dollar at or near parity; increased wireline competition in both business and consumer markets, particularly from cable-TV and VoIP (voice over Internet protocol) companies; impact from the acquisition of Emergis in mid-January; Canadian wireless industry market penetration gain of 4.5 to 5%; potential participation in advanced wireless services (AWS) spectrum auction is not reflected in capital expenditures; no new wireless competitive entrant assumed for 2008; approximately $50 million restructuring expenses (up from $20.4 million in 2007); a blended statutory tax rate of approximately 31 to 32%; a discount rate of 5.5% (50 basis points higher than 2007) and expected long-term return of 7.25% for pension accounting (unchanged from 2007); and average shares outstanding of approximately 320 million (down from 331.7 million in 2007). Earnings per share (EPS), cash balances, net debt and common equity may be affected by purchases of up to 20 million TELUS shares over a 12-month period under the normal course issuer bid that commenced December 20, 2007.

Factors that could cause actual results to differ materially include, but are not limited to: competition (including more active price competition and the possibility of new wireless competition after the 2008 spectrum auction); economic growth and fluctuations (including pension performance, funding and expenses); capital expenditure levels (including possible wireless spectrum asset purchases); financing and debt requirements (including funding acquisition purchases, share repurchases and debt financings); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments; business integrations and internal reorganizations (including post-acquisition integration of Emergis); technology (including reliance on systems and information technology, evolving wireline broadband and wireless next generation technology options and the possible need for prospective wireless sharing arrangements to achieve cost efficiencies and reduce deployment risks); regulatory approvals and developments (including the essential services proceeding, spectrum auction, tower sharing and roaming rules, the new media proceeding and possible changes to foreign ownership restrictions); process risks (including conversion of legacy systems and billing system integrations); health, safety and environmental developments; litigation and legal matters; business continuity events (including manmade and natural threats); any prospective acquisitions or divestitures; and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on www.sedar.com) and filings in the United States including Form 40-F (on EDGAR at www.sec.gov).

For further information, see Section 10: Risks and risk management in this document.

Management’s discussion and analysis

February 13, 2008

The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the years ended December 31, 2007 and 2006, and should be read together with TELUS’ audited Consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the Caution regarding forward-looking statements above.

TELUS’ Consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 21 to the Consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The Consolidated financial statements and Management’s discussion and analysis were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors. All amounts are in Canadian dollars unless otherwise specified.

TELUS has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units, segments and the Company. In addition, non-GAAP measures are used in measuring compliance with debt covenants and are used to manage the capital structure. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the reader’s reference, the definition, calculation and reconciliation of consolidated non-GAAP measures are provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators.

Management’s discussion and analysis contents

Section		Contents
1.	Introduction, performance summary and targets	A summary of TELUS’ consolidated results for 2007, performance against 2007 targets, and presentation of targets for 2008
2.	Core business, vision and strategy	A discussion of TELUS’ core business, vision and strategy, including examples of TELUS’ activities in support of its six strategic imperatives
3.	Key performance drivers	Corporate priorities in place for 2007 and planned for 2008
4.	Capability to deliver results	A description of the factors that affect the capability to execute strategies, manage key performance drivers and deliver results
5.	Results from operations	A detailed discussion of operating results for 2007
6.	Financial condition	A discussion of significant changes in the balance sheets for the year ending December 31, 2007
7.	Liquidity and capital resources	A discussion of cash flow, liquidity, credit facilities and other disclosures
8.	Critical accounting estimates and accounting policy developments	A description of accounting estimates that are critical to determining financial results, and changes to accounting policies
9.	General outlook	The outlook for the telecommunications business in 2008
10.	Risks and risk management	Risks and uncertainties facing TELUS and how the Company manages these risks
11.	Reconciliation of non-GAAP measures and definition of key operating indicators	A description, calculation and reconciliation of certain measures used by management

1.     Introduction, performance summary and targets

1.1 Materiality for disclosures

Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

1.2 Canadian telecommunications industry

Economic and telecom industry growth

The Conference Board of Canada recently estimated Canadian real GDP growth for 2007 and 2008 to be 2.6% and 2.8%, respectively. TELUS estimates that revenues for the Canadian telecom industry grew by approximately 5.5% to $40 billion in 2007 due to its continued robust wireless growth, which more than offset the declines of a mature wireline segment. In this context, TELUS’ revenues grew by 4.5% to $9.07 billion during 2007. Bell Canada (BCE) and its affiliates represented about 45% of the total industry revenue.

Key industry development

In April 2007, Canada’s largest telecommunications service provider, BCE Inc., entered into a strategic review process. Three consortia signed non-disclosure and standstill agreements to enable them to potentially prepare an offer to BCE shareholders under a competitive auction process. On June 21, 2007, TELUS announced that it had entered into a mutual non-disclosure and standstill agreement and was pursuing non-exclusive discussions to acquire BCE. On June 26, the three consortia submitted bids to acquire BCE, while TELUS announced that inadequacies in BCE’s bid process did not make it possible for TELUS to submit an offer. On June 30, BCE announced that it had entered into a definitive agreement to be acquired by a consortium led by Teachers Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, and the U.S.-based Providence Equity Partners and Madison Dearborn Partners, LLC. In early August, TELUS concluded its assessment of whether it should potentially make a competing offer for BCE, and announced that it did not intend to submit a competing offer. The BCE Board recommended that their common shareholders accept the consortium’s offer at an all-cash price of $42.75 per common share or approximately $34 billion. On September 21, 2007, BCE shareholders overwhelmingly approved the acquisition. The closing of the transaction is subject to receipt of regulatory approvals including by the CRTC, which is commencing a public hearing on February 25 to review the change in control of BCE’s broadcasting licences. BCE recently indicated that it expected the transaction to close in the second quarter of 2008.

Wireless developments

TELUS estimates that Canadian wireless revenues grew by 13% in 2007 as market penetration for the industry increased by an estimated 4.9 percentage points to approximately 61% of the population. TELUS’ wireless segment achieved 10.5% revenue growth and 10.1% subscriber growth in 2007.

A key driver of wireless growth continues to be the increased adoption and usage of data services such as text messaging, mobile computing and personal digital assistant (PDA) usage. Canadian wireless providers continue the roll-out of faster next generation high-speed wireless networks to capture this growth opportunity. Competition remains intense due to a number of factors including the presence of mobile virtual network operators (MVNOs) such as Virgin Mobile and Videotron Ltd.; discount brand offerings by Bell and Rogers; and the March 2007 introduction of wireless number portability, which allows customers to move to a different provider while retaining their existing phone number.

On November 28, 2007, the federal Industry Minister announced a policy and spectrum auction framework surrounding the introduction of advanced wireless services in Canada. A spectrum auction for 105 MHz is expected in May 2008 that is expected to follow the same simultaneous, multiple round, highest bidder model as in the 2001 PCS spectrum auction. The Minister has chosen to introduce measures intended to make it easier for new entrants to bid on and acquire spectrum. The principal policy tools adopted are (i) the set-aside of 40 MHz of spectrum for new entrants, including regional and metropolitan blocks; and (ii) mandatory roaming and tower sharing (at commercial rates). TELUS is participating in a round of public comments and the government is expected to announce the final rules at the end of March 2008. See Risks and risk management – Section 10.3 Regulatory.

Wireline developments

TELUS estimates that industry wireline revenues were flat in 2007. The industry is continuing to focus its attention on broadband services to moderate the losses in network access lines and as penetration in this area approaches a saturation point, telecom and cable-TV companies have started to compete on speed, applications and price to differentiate their product offerings. Internet telephony is emerging to be a lucrative revenue stream for cable-TV companies. Telecom companies are strategically positioning themselves to encroach into the TV market with new IP TV offerings. Consumers continue to substitute wireless and VoIP services for traditional wired telephony services. Competitive losses and substitution have resulted in certain North American telecom companies having residential access line losses around 10%.

TELUS’ wireline segment external revenues decreased by 0.3% in 2007, similar to 2006, as growth in data services nearly offset losses in voice services. TELUS’ residential access lines decreased by 6.5% in 2007, compared with a 5.2% loss in 2006. TELUS continues to launch TELUS TV® services to select neighbourhoods in its incumbent territories.

In 2007, the CRTC granted residential local exchange forbearance in markets where incumbents are facing increasing competitive pressure. TELUS received approval for deregulation of wireline residential phone service in 63 communities (about 75% of residential lines in non-high cost serving areas) and business service in 35 communities across B.C., Alberta and Quebec (about two-thirds of business lines). This positively impacts TELUS’ competitiveness by providing improved pricing, marketing and bundling flexibility.

TELUS’ approach to the business market is through a focus on non-incumbent growth in Central Canada as well as, nationally, a focus on key vertical markets of healthcare, financial services, energy and the public sector. For example, in January 2008, TELUS completed its acquisition of Emergis Inc., a business process outsourcer specializing in the healthcare and financial services sectors, and a leader in the automation of electronic health records. See Section 2.2 Vision and strategy – Partnering, acquiring and divesting.

1.3 Consolidated highlights

Comparative results for 2006 have been corrected for a change in employee future benefits transitional pension asset accounting. In the adoption and implementation of new accounting recommendations for employee future benefits in the 2000 fiscal year, various estimates, assumptions and determinations were made. The Company revisited the various determinations made in 2000. See Note 2(e) of TELUS’ Consolidated financial statements. The correction had the effect of increasing previously reported Operating income, Income taxes and Net income on the Consolidated statements of income, as well as increasing Deferred charges, Total assets, Future income tax liabilities, Retained earnings and Total liabilities and shareholders’ equity on the Consolidated balance sheets. The Company has determined that the correction was not material to its previously filed financial statements.

TELUS’ annual targets for 2007, as published in the annual 2006 Management’s discussion and analysis, excluded an estimated $150 to $200 million incremental pre-tax charge, or 30 to 40 cents per share, for introducing a net-cash settlement feature for share option awards granted prior to 2005. The actual incremental amount recorded in 2007, which did not result in an immediate cash outflow, was a pre-tax charge of $168.7 million, or 32 cents per share. The Chief Executive Officer, who is the chief operating decision maker, regularly received 2007 reports on two bases: including and excluding the charge for the net-cash settlement feature. The highlights table below presents both views.

Consolidated highlights ($ millions, except shares, per share amounts,	Years ended December 31
subscribers and ratios)	2007	2006	Change
Consolidated statements of income
Operating revenues	9,074.4	8,681.0	4.5%
Operating income	1,974.3	2,039.4	(3.2)%
Net-cash settlement feature expense	168.7	—	—
Operating income (as adjusted)	2,143.0	2,039.4	5.1%
Income before income taxes	1,498.1	1,506.7	(0.6)%
Net-cash settlement feature expense	168.7	—	—
Income before income taxes (as adjusted)	1,666.8	1,506.7	10.6%
Net income	1,257.9	1,145.0	9.9%
Net-cash settlement feature expense, after tax	105.0	—	—
Net income (as adjusted)	1,362.9	1,145.0	19.0%
Earnings per share, basic ($)	3.79	3.33	13.8%
Net-cash settlement feature per share	0.32	—	—
Earnings per share, basic (as adjusted) (1) ($)	4.11	3.33	23.4%
Earnings per share, diluted ($)	3.76	3.30	13.9%
Cash dividends declared per share ($)	1.575	1.20	31.3%
Consolidated statements of cash flows
Cash provided by operating activities	3,171.7	2,803.7	13.1%
Cash used by investing activities	1,771.6	1,675.2	5.8%
Capital expenditures	1,770.3	1,618.4	9.4%
Cash used by financing activities	1,368.7	1,148.6	19.2%
Subscribers and other measures
Subscriber connections(2) (thousands) at December 31	11,147	10,715	4.0%
EBITDA (3)	3,589.3	3,615.0	(0.7)%
Net-cash settlement feature expense	168.7	—	—
EBITDA (as adjusted) (1) (3)	3,758.0	3,615.0	4.0%
Free cash flow (4)	1,573.2	1,596.0	(1.4)%
Debt and payout ratios (5)
Net debt to EBITDA – excluding restructuring costs	1.7	1.7	—
Dividend payout ratio (%)	47	45	2 pts

pts – percentage points

(1)   EPS - basic (as adjusted) and EBITDA (as adjusted) correspond to the definitions used in setting TELUS’ 2007 annual targets and revised guidance.

(2)   The sum of wireless subscribers, network access lines and Internet access subscribers measured at the end of the respective periods based on information in billing and other systems.

(3)   EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
EBITDA (as adjusted) is regularly reported to the chief operating decision maker and corresponds to the definition used in setting TELUS’ 2007 EBITDA targets and revised guidance.

(4)   Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.

(5)   See Section 11.4 Definition of liquidity and capital resource measures.

Highlights for 2007, as discussed in Section 5: Results from operations, include the following:

•      The Company met or exceeded three of the four original consolidated targets, and met or exceeded three of the eight original segmented targets for 2007. See Section 1.4 Performance scorecard for 2007 results.

•      Subscriber connections increased by 432,000 during 2007. The number of wireless subscribers grew by 10% to 5.57 million, the number of Internet subscribers grew by 6% to 1.18 million and the number of network access lines decreased by 3% to 4.40 million. Notably, during the fourth quarter of 2007, high-speed Internet subscribers surpassed the one million mark, closing at 1,020,200.

•      Operating revenues increased by $393.4 million in 2007, when compared to 2006, due primarily to growth in wireless network revenues and wireline data revenues, which more than offset revenue declines in wireline voice local and long distance.

•      Operating income decreased by $65.1 million in 2007 when compared to 2006. Excluding the net-cash settlement feature expense recorded in 2007, operating income (as adjusted) increased by $103.6 million primarily due to growth in wireless EBITDA, partly offset by higher depreciation and amortization expenses.

•      Income before income taxes decreased by $8.6 million in 2007 when compared to 2006. Excluding the effect of the net-cash settlement feature, Income before income taxes increased by $160.1 million in 2007 due to lower financing costs and growth in operating income (as adjusted).

•      In 2007, Net income and EPS - basic increased by $112.9 million and 46 cents, respectively, when compared to the same period in 2006.

Net income continuity ($ millions)	Years ended December 31
2006 (restated)	1,145.0
Deduct favourable 2006 tax-related adjustments	(171)
Add favourable 2007 tax-related adjustments	250
Changes in:
EBITDA (as adjusted)	95
Interest expenses	31
Other	12.9
2007 (as adjusted)	1,362.9
Net-cash settlement feature in 2007	(105.0)
2007 (reported)	1,257.9

•      The average number of shares outstanding during 2007 was 3.5% lower than in 2006. The decrease in shares was due to $750 million of repurchases under the normal course issuer bid (NCIB) programs as well as far fewer shares being issued from treasury following the introduction of the net-cash settlement feature for options.

•      The Company renewed its NCIB program for another year. Under Program 4, which will expire on December 19, 2008, the Company may purchase a maximum of eight million Common Shares and 12 million Non-Voting Shares. See Section 7.3 Cash used by financing activities.

Highlights for 2007, as discussed in Section 7: Liquidity and capital resources, include the following:

•      Cash provided by operating activities increased by $368.0 million in 2007 when compared to 2006. The increase was mainly due to liquidation of certain short-term investments, lower interest paid and higher recoveries of taxes and related interest.

•      Cash used by investing activities increased by $96.4 million in 2007 when compared to 2006 mainly due to upfront capital investment to support new enterprise customers as well as expenditures for digital wireless capacity and coverage.

•      Cash used by financing activities increased by $220.1 million in 2007 when compared to 2006, due primarily to increased dividend payments. The dividend declared in the fourth quarter of 2007 increased by 20% to 45 cents per share, up from 37.5 cents per share declared in each of the four preceding quarters.

•      Free cash flow of $1.57 billion decreased by 1.4% from 2006 as increased capital expenditures and cash payments as a result of introducing the net-cash settlement feature were nearly offset by lower interest paid and higher recoveries of taxes and related interest.

•      Net debt to EBITDA of 1.7 continued to be in the long-term target policy range of 1.5 to 2.0 times.

•      The dividend payout ratio, based on the annualized fourth quarter dividend and actual earnings for 2007, was 47% and the dividend payout ratio calculated to exclude the impacts of tax-related adjustments and the charge for introducing the net-cash settlement feature was 54% — both within the target guideline of 45 to 55% of net sustainable earnings.

1.4 Performance scorecard for 2007 results

Half of the 12 original consolidated and segmented targets for 2007 were met or exceeded, while six were not achieved.

•      Three of the four consolidated targets were met or exceeded (EBITDA, capital expenditures and EPS), while the revenue target was not achieved;

•      Wireless revenues were below target by 2% largely due to year-over-year growth in the average revenue per subscriber unit per month (ARPU) levelling off and declining slightly in the second half of the year, and net subscriber additions being 6% below the annual target. Wireline revenue fell short of its original target by about 1% due to a one-time negative adjustment to long distance revenues, as well as lower equipment sales and lower than expected additions of high-speed Internet subscribers;

•      The consolidated EBITDA (as adjusted) target was achieved and the wireline EBITDA (as adjusted) target was exceeded largely because total restructuring charges of $20.4 million were lower than the original expectation of $50 million. The wireless EBITDA target was not achieved as a result of pricing pressures, and increased subscriber acquisition and retention costs;

•      EPS (as adjusted) exceeded its target by 23% due to favourable tax-related adjustments of approximately 75 cents per share. Excluding the tax-related adjustments, EPS (as adjusted) was $3.36, or in the middle of the target range; and

•      The consolidated, wireline and wireless capital expenditure levels were within 2% of the respective targets.

During the year, management also provided revised annual guidance for 2007 with the announcement of results for the second and third quarters and with the 2008 targets news release and investor call on December 13, 2007. The December guidance for 2007 met or exceeded on 10 indicators, but was short on the two subscriber amounts.

TELUS’ results for 2007 are compared to original 2007 targets in the scorecard below. In addition, 2008 targets (published in the news release on December 13, 2007) are presented and compared to results for 2007. For further information on 2008 expectations, see Section 9: General outlook.

Scorecards		Performance for 2007				2008 targets
Legend ✓✓ ✓ X	Exceeded target range Met target Missed target	Actual results	Change from 2006	Original 2007 targets	Target result	Targets	Change from 2007 actual
Consolidated
Revenues		$9.074 billion	4.5%	$9.175 to $9.275 billion	X	$9.6 to $9.8 billion	6 to 8%
EBITDA (1) (2007 as adjusted) (2)		$3.758 billion	4.0%	$3.725 to $3.825 billion	✓	$3.8 to $3.95 billion	1 to 5%
EPS - basic (2007 as adjusted) (3)		$4.11	23.4%	$3.25 to $3.45	✓✓	$3.50 to $3.80	(8) to (15)%
EPS - basic (2007 as adjusted), excluding favourable tax-related impacts		$3.36	18.7%	$3.25 to $3.45	✓	$3.50 to $3.80	4 to 13%
Capital expenditures		$1.770 billion	9.4%	Approx. $1.75 billion	✓	Approx. $1.9 billion	7%
Wireline segment
Revenue (external)		$4.811 billion	(0.3)%	$4.85 to $4.9 billion	X	$4.975 to $5.075 billion	3 to 5%
EBITDA (2007 as adjusted) (2)		$1.829 billion	(1.8)%	$1.775 to $1.825 billion	✓✓	$1.725 to $1.8 billion	(6) to (2)%
Capital expenditures		$1.219 billion	2.4%	Approx. $1.2 billion	✓	No target	—
High-speed Internet subscriber net additions		103,500	(32.7)%	More than 135,000	X	No target	—
Wireless segment
Revenue (external)		$4.263 billion	10.5%	$4.325 to $4.375 billion	X	$4.625 to $4.725 billion	8 to 11%
EBITDA (2007 as adjusted) (2)		$1.929 billion	10.1%	$1.95 to $2.0 billion	X	$2.075 to $2.15 billion	8 to 11%
Capital expenditures		$551 million	29.0%	Approx. $550 million	✓	No target	—
Wireless subscriber net additions		514,600	(3.9)%	More than 550,000	X	No target	—

(1)   See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition.

(2)   The actual result for 2007 EBITDA (as adjusted) excludes an incremental charge of $168.7 million relating to the introduction of a net-cash settlement feature for share option awards granted prior to 2005, of which $145.1 million is in wireline and $23.6 million is in wireless. The target for 2007 EBITDA (as adjusted) excluded an estimated $150 to $200 million expense for introducing this feature, of which $120 to $150 million was expected in wireline and $30 to $50 million was expected in wireless.

(3)   The actual result for 2007 EPS - basic (as adjusted) excludes an after-tax charge per share of $0.32 relating to the introduction of a net-cash settlement feature, while the 2007 target excluded an estimated $0.30 to $0.40 for introducing this feature.

The following key assumptions were made at the time the original targets for 2007 were announced in December 2006.

Assumptions for 2007 original targets	Actual or estimated results for 2007
Canadian real GDP growth of 2.7% (revised down during the year)	In its autumn and winter outlooks, the Conference Board of Canada issued estimates for Canadian real GDP growth of 2.6% for 2007 and 2.8% for 2008 with above average growth in Alberta and B.C.
Increased wireline competition in both business and consumer markets, particularly from cable-TV and VoIP companies

Evidence of healthy competition within TELUS’ incumbent business and consumer markets are forbearance decisions from the CRTC. Cable-TV companies began to market basic telephony services to home office and small businesses, and increased promotions of lower-price “light” services to households

Forbearance for local retail wireline services in major urban markets by the second half of 2007	Confirmed for residential markets covering approximately 75% of TELUS’ residential lines, in non-high cost serving areas, and about two-thirds of TELUS’ business lines
No further price cap mandated consumer price reductions	The CRTC decision on parameters for the next price cap period, announced April 30, 2007, confirmed this assumption
Canadian wireless industry market penetration gain estimate: 4.5 to five percentage points

Based on Company estimates and reported Canadian industry net additions (excluding any impacts of competitors’ subscriber writeoffs), the industry penetration gain for 2007 is estimated to be at the upper end of this assumption range

Assumptions for 2007 original targets	Actual or estimated results for 2007
Restructuring expenses of approximately $50 million	Lower than expected at $20.4 million in 2007
A blended statutory income tax rate of 33 to 34%

Confirmed at 33.6% in 2007, however, the effective tax rate was 15.6% in 2007 as a result of favourable tax settlements and reassessments for prior years, and recent changes in prospective federal tax rates that resulted in significant revaluations of future income tax liabilities

A discount rate of 5.0% and expected long-term average return of 7.25% for pension accounting	Confirmed for 2007
Average TELUS shares outstanding of 330 to 335 million for the full year	The average shares outstanding during 2007 were 331.7 million

1.5 Financial and operating targets for 2008

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis, as well as Section 10: Risks and risk management. TELUS’ 2008 targets shown in the table in the previous section were originally announced on December 13, 2007.

The expected earnings per share in 2008 reflects anticipated overall higher operating profitability, anticipated reduction in tax rates and an expected decrease in total outstanding shares due to continued share repurchases. The 2008 EPS growth rate is expected to be offset by increased depreciation expense, and slightly higher financing costs related to the $743 million acquisition of the outstanding shares of Emergis, partially mitigated by lower interest rates as a result of debt refinanced in 2007 at lower rates of interest.

Capital expenditures in 2008 are expected to be approximately $1.9 billion, an increase of $130 million. The higher level of capital expenditures reflects anticipated significant investments in network infrastructure to improve broadband capabilities, development of new applications, and high-speed wireless coverage and capacity. In addition, this spending supports continued housing growth in Alberta and British Columbia above the national average, and success-based capital for new large contract wins in Central Canada. The 2008 capital expenditures include continued phased investments to implement the new converged order entry and billing system in B.C.

Assumptions for 2008 targets
Canadian real GDP growth estimate of 2.8%
Canadian dollar at or near parity with the U.S. dollar
Increased wireline competition in both business and consumer markets, particularly from cable-TV and VoIP companies
The impact from the acquisition of Emergis was assumed to begin in March 2008; the transaction closed in mid-January 2008 and is expected to have a minor impact on the 2008 targets
Canadian wireless industry market penetration gain estimate is 4.5 to five percentage points for the year
The potential participation in AWS spectrum auction is not reflected in capital expenditures
No new wireless competitive entrant assumed for 2008
Restructuring expenses of approximately $50 million, including approximately $10 million related to the integration of Emergis
A blended statutory income tax rate of 31 to 32%
A discount rate of 5.5% (50 basis points higher than in 2007) and expected long-term average return of 7.25% for pension accounting (unchanged from 2007)
Average TELUS shares outstanding of approximately 320 million for the full year, down from 331.7 million in 2007.

TELUS has maintained its long-term financial policy guidelines, including net debt to EBITDA of 1.5 to 2.0 times, and a dividend payout ratio guideline of 45 to 55 per cent of sustainable net earnings. The 2008 targets are in compliance with these policy guidelines. Based on an updated review of the Company’s tax position, TELUS expects minimal cash tax payments in 2008, and significant cash tax payments commencing in 2009. Earnings per share, net debt and common equity may be affected by purchases of up to 20 million TELUS shares over a 12-month period under the normal course issuer bid that commenced December 20, 2007.

1.6 TELUS segments at a glance

The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company’s Chief Executive Officer (the chief operating decision maker). Segmented disclosure is reported in Note 6 of the Consolidated financial statements. The following is a summary of key actual and target metrics for the two segments.

TELUS wireline segment

Offers the following solutions: voice – local, long distance, call management and the sale, rental and maintenance of telephone equipment; Internet - high-speed or dial-up with security and entertainment features; TELUS TV – fully digital entertainment service available in select neighbourhoods with Video on Demand and Pay Per View; data – IP networks, private line, switched services, network wholesale, network management and hosting; converged voice and data solutions – TELUS IP-One Innovation® and TELUS IP-One Evolution®; hosting and infrastructure – managed IT and infrastructure solutions delivered through TELUS’ IP networks connected to TELUS’ Internet Data Centres; security solutions – managed and non-managed solutions to protect business networks, messaging and data, in addition to security consulting services; and customized solutions – such as contact centre services including TELUS CallCentreAnywhere conferencing services (webcasting, audio, web and video) and human resource and health and safety outsourcing solutions.

Wireline segment 2008 targets. See Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

TELUS wireless segment

Offers the following solutions: digital voice – PCS (postpaid and Pay & Talk® prepaid) and Mike® all-in-one (iDEN); Push To Talk™ capability on both Mike (Direct Connect®) and PCS (Instant Talk®); Internet – TELUS SPARK™ services including TELUS Mobile Music®, TELUS Mobile Radio®, TELUS Mobile TV™, Web browsing, Windows Live Messenger, text and picture messaging and downloadable games, videos ringtones and images; and data – devices including PC cards and personal digital assistants (PDAs) available for use on wireless high-speed evolution data optimized (EVDO and EVDO Rev A), 1X and Mike packet data networks.

Wireless segment 2008 targets. See Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

2.     Core business, vision and strategy

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis, and Section 10: Risks and risk management.

2.1 Core business

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications provider in Western Canada and also provides data, IP, voice and wireless services to Central and Eastern Canada. TELUS earns the majority of its revenue from access to, and the use of, the Company’s telecommunications infrastructure, or from providing products and services that facilitate access to and usage of this infrastructure.

At December 31, 2007, the Company’s principal subsidiary is wholly owned TELUS Communications Inc. (TCI).

2.2 Vision and strategy

TELUS’ strategic intent, or vision, is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. TELUS’ strategy for growth is to focus on its core telecommunications business in Canada.

TELUS continues to be guided by its six long-standing strategic imperatives that guide the Company’s actions and contribute to the achievement of its financial goals. Despite intense competition and a changing industry and regulatory environment, TELUS generated good operational results and continued to advance its national growth strategy, as highlighted below.

Building national capabilities across data, IP, voice and wireless

In March 2007, as part of a nationwide initiative, the Company successfully implemented wireless telephone number portability (WNP), such that local telephone numbers are portable: wireless-to-wireless, wireless-to-wireline and wireline-to-wireless.

TELUS successfully implemented a converged order entry and billing system for one million Alberta wireline consumer customers. The Company plans to continue the system roll-out for more than one million consumers across B.C. in 2008. See Section 10.5 Process risks. This new customer care platform is expected to provide an array of benefits, including cost efficiencies, differentiated customer service and improved customer retention.

Focusing relentlessly on the growth markets of data, IP and wireless

TELUS experienced continued success in wireless and data growth, with wireless and data revenues increasing to 67% of total revenues, up from 63% in 2006.

In February 2007, the federal government, after a competitive bid process, awarded approximately 60% of its wireless business to TELUS. A significant factor in this enterprise contract win was the March implementation of WNP in Canada, enabling government employees to retain and port their existing phone numbers.

TELUS was selected by the Department of Public Works and Government Services Canada through a competitive bid process to provide and manage the telecommunications services for the Department of National Defence (DND), including its international locations. TELUS will provide managed telecommunications services including voice, data, video and IP solutions. The advanced telecommunications framework supports DND’s goals of accessing a cost-effective infrastructure that supports their current requirements and, at the same time, provides a secure IP backbone for new services and solutions. This contract value is estimated at $200 million over five years.

In addition, TELUS is providing the Government of Alberta with the latest multimedia technology for 73 courtrooms in the new Calgary Courts Centre. TELUS is designing, supplying, installing and maintaining technology to provide digital recording, videoconferencing, remote witness facilitation, electronic annotation and remote management, which is expected to improve safety and efficiency in the justice system.

The Company was also selected to provide the TELUS Community Care Management Solution to Ontario-based Closing the Gap Healthcare Group.

Building integrated solutions that differentiate TELUS from its competitors

TELUS has introduced a number of new services in 2007. One is the TELUS Fleet Tracking Bundle for small businesses, which allows companies to efficiently track their mobile assets in real time using global positioning system (GPS) technology. The bundle includes a TELUS wireless data plan, Fleet Complete GPS software from Complete Innovations and a GPS modem professionally installed by TELUS dealers or retailer Best Buy.

Another new wireless tool for Canadian financial institutions is TELUS Mobile Customer Self Service™. The new service provides two-way interaction between financial companies and their customers, enabling secure banking transactions that include actionable alerts (such as questionable account activity or transaction approvals), on-demand access to account information and no-hold customer service via text messaging.

TELUS expanded and upgraded its wireless 1X digital network coverage in 30 additional communities in Quebec, bringing access to the full suite of TELUS Spark mobile services that includes entertainment, information, messaging and downloadable music, ringtones and games. In addition, the Company enhanced digital coverage in the greater Montreal and Quebec City areas, where TELUS’ wireless traffic continues to increase. TELUS TV was launched in several Quebec communities in September and the staged roll-out of TELUS TV service continued in many neighbourhoods in B.C. and Alberta. TELUS TV is a 100% digital service, bringing customers exceptional sound, video quality and choice for hundreds of TV channels, video-on-demand and other services. Further investments in broadband infrastructure are expected to bring enhanced capabilities such as the phased implementation of high-definition TV in 2008.

TELUS’ high-speed wireless data network was expanded and upgraded to faster EVDO Rev A technology, helping deliver to 80%of Canadians typical download speeds of 450 to 800 kilobits per second (with a maximum possible speed of 3.1 megabits per second) and typical upload speeds of 300 to 400 kilobits per second (with a maximum possible speed of 1.8 megabits per second). The speed increase helps improve the experience of video streaming services and sharing of large data files such as pictures. When travelling in the United States, TELUS customers can roam onto EVDO Rev A networks in 242 metropolitan areas. TELUS has a variety of EVDO Rev A-capable devices available that operate throughout the full EVDO coverage area and are backward compatible with the 1X data network, which offers coverage to 96% of Canadians, when outside the EVDO coverage area.

The Company enhanced wireless international roaming for its business and consumer customers with the June launch of the BlackBerry 8830 World Edition smartphone. TELUS also expanded its global roaming services so that users of the new BlackBerry can access voice and data services internationally using global system for mobile communication (GSM) based networks. In North America, coverage is provided on code division multiple access (CDMA) based 1X and high-speed EVDO networks. In December, the Company introduced four new handsets for TELUS’ Mike Push To Talk (PTT) service, including two models designed to meet strict military specifications for shock, dust and vibration, and for use in harsh outdoor conditions often found in the energy, construction and transportation industries.

TELUS launched its first Ethernet to the suite (ETTS) buildings in Vancouver, including a 42-storey multi-dwelling unit tower, the Melville, and four others. ETTS leverages the latest technology to deliver greater bandwidth and higher speeds to customers. Residents will have access to high-speed Internet at up to 25 Mbps (five to seven times faster than average) and the opportunity to leverage the full suite of Future Friendly® Home products and services.

Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS’ resources on core business

Emergis Inc.

On November 29, 2007, TELUS and Emergis Inc. announced that TELUS had agreed to make an offer to acquire all the outstanding common shares of Emergis for $8.25 cash per common share by way of a takeover bid (the Offer). The Offer represented a 17% premium to Emergis’ average closing price on the Toronto Stock Exchange over the previous 30-day period.

Emergis is a business process outsourcer that specializes in the healthcare and financial services sectors and is a leader in the automation of electronic health records. TELUS has targeted and invested in serving the healthcare and financial business sectors. Emergis’ complementary expertise, applications and customer base are expected to strengthen TELUS’ existing industry solutions and allow it to better compete in the growing and transforming healthcare industry. This acquisition is consistent with three of TELUS’ strategic imperatives: building national capabilities; focusing relentlessly on the growth markets of data, IP and wireless; and partnering, acquiring and divesting.

As at December 31, 2007, TELUS had made market purchases of 1,017,000 Emergis Inc. common shares for $8.3 million. On January 8, 2008, TELUS announced that the Commissioner of Competition had advised that she did not intend to challenge the transaction under the merger provisions of the Competition Act (Canada). On January 17, TELUS announced that it was successful in its bid, with approximately 94% of the outstanding common shares of Emergis, on a fully diluted basis, having been tendered to the Offer. The remaining shares were obtained through a compulsory acquisition process completed the next day.

On January 17, TELUS financed and paid $743.4 million for all of the then issued and outstanding Emergis common shares by drawing down its syndicated credit facility and utilizing available cash resources, primarily proceeds of commercial paper issuance. Emergis was de-listed from the Toronto Stock Exchange on January 21.

With respect to TELUS’ 2008 targets, the Company had assumed 10 months of expected Emergis operating results, incremental financing costs and an estimated $10 million of restructuring costs. With the transaction closing in mid-January, TELUS’ 2008 target results may be slightly affected by an additional 1.5 months of Emergis’ operations. With the acquisition of Emergis, the pro forma Net debt to EBITDA ratio measured for December 31, 2007, is 1.9. See the Caution regarding forward-looking statements.

AMP’D Mobile Canada

In the second quarter, the U.S. based parent company AMP’D Mobile, Inc. entered bankruptcy proceedings in the U.S. As a result, AMP’D Mobile sales were discontinued in Canada. TELUS recorded a pre-tax writeoff of its $11.8 million equity investment in AMP’D Mobile, Inc. (in Other expense, net) along with pre-tax adjustments of approximately $5 million for accelerated depreciation and amortization and approximately $5 million in Operations expense for a write-down of subscriber equipment and writeoff of prepaid marketing costs.

Going to the market as one team under a common brand, executing a single strategy

To drive marketing effectiveness and enhance the Company’s reputation, TELUS sponsored more than 180 events across the country, including TELUS Worlds Skins Game, TELUS World Ski and Snowboard Festival and TELUS Spin celebrating spring skiing and snowboarding.

TELUS is the only telecom company to have won a gold lifetime achievement Cassie award in recognition of its brand. This award recognizes the iconic appeal and success of the future friendly message.

Investing in internal capabilities to build a high-performance culture and efficient operations

A new leadership development program, Leading at TELUS - Skills Essentials, was launched. The program is designed to develop key leadership capabilities for new supervisory leaders. In addition, more than 1,200 new management employees participated in two-day Welcome to TELUS sessions, which provide a comprehensive and effective introduction to TELUS.

During 2007, TELUS team members took 216,000 online courses and 62,000 classroom courses as the Company continued to teach state-of-the-art skills. TELUS was acknowledged worldwide for a third time with a BEST award by the American Society for Training and Development. The award was for implementing programs that enable staff to develop professionally.

3.     Key performance drivers

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis. It is also qualified by Section 10: Risks and risk management.

Management sets new corporate priorities each year to advance TELUS’ strategy, focus on the near-term opportunities and challenges and create value for shareholders.

3.1 Corporate priorities for 2007 – reporting back

2007 corporate priorities

Advancing TELUS’ leadership position in the consumer market

•      Combining TELUS’ suite of data applications with deregulated heritage services

The Company expanded and upgraded its high-speed wireless service network to EVDO Rev A, launched Ethernet to the suite (ETTS) in select Vancouver condominium developments, and provided bundles of services, such as voice, long distance and high-speed Internet, through new Home Connection plans.

•      Attaining best-in-class customer loyalty and growth through unparalleled customer experiences

TELUS maintained a relatively low wireless churn rate in 2007 and expanded TELUS TV in many neighbourhoods in Greater Vancouver, Whistler, Calgary, Edmonton, Rimouski and several other communities. High-definition TV was introduced on a limited basis in Alberta and B.C. TELUS achieved its best ever customer service levels in the consumer market, completing 95.4% of all urban area orders by the installation due date – a 2.7 point year-over-year increase.

•      Achieving customer addition targets by expanding distribution channels and addressing key market segments with new service offerings

TELUS’ high-speed Internet subscriber base increased to more than one million with especially strong subscriber growth in the Eastern Quebec market. Although the Company came short of its wireless and Internet net addition targets by 6% and 23%, respectively, the Company held successful TELUS TV promotional events in multi-unit dwellings and expanded availability of mobile phones to more than 100 Wal-mart stores in Canada. Unique advertising, marketing and sponsorship initiatives were targeted to South Asian and Chinese communities.

Advancing TELUS’ leadership position in the business market

•      Progressing further in key industry verticals with specific applications that provide non-price-based differentiation

TELUS advanced its position in the public sector market with several new contracts, including the Department of National Defence and Western Canada Lottery Corporation.

Within the oil and gas sector, TELUS extended its footprint through significant investments in the growing northern Alberta communities of Fort McMurray and Wood Buffalo, expanding wireline and wireless networks, including TELUS TV, and securing several contracts. TELUS International (TI) delivered solid revenue growth in contact centre services of large business customers. TI also adopted TELUS branding to better leverage TELUS marketing, communications and human resources (HR) programs.

•      Leveraging wireless number portability to expand TELUS’ business market share in Central Canada

TELUS won an intensely competitive bid for the Government of Canada’s wireless business, which will make TELUS the top provider of wireless devices as the Government transitions in the next two years. TELUS launched a large-scale national promotion for the BlackBerry 8830 World Edition handset. TELUS targeted exclusive Mike PTT mobility offerings to specific industries, such as construction, oil and gas, transportation and manufacturing, as well as various field service workers. TELUS increased its integrated digital enhanced network (iDEN) technology advantage by launching four new business data applications (focusing on global positioning for tracking and dispatch) and eight new handsets, resulting in the addition of a significant number of new Mike service users, largely offsetting competitive losses and TELUS’ own migration programs to PCS.

•      Focusing on small business customer loyalty and growth with innovative solutions

TELUS launched a new Order Status Tool to provide customer-facing team members a single view of voice and data order status from order creation to service installation, eliminating the need to access multiple legacy systems. TELUS achieved positive results with the TELUS Business One® portfolio of solutions tailored to the needs of the small business market.

Advancing TELUS’ leadership position in the wholesale market

•      Growing in domestic and international markets through recognition that TELUS is Canada’s IP leader

TELUS signed a $90 million contract with Yellow Pages Group to provide IT infrastructure operations, IP applications development and a suite of services. The Company added several new Canadian and U.S. customers to its Competitive Operator Services and Call Centre portfolio.

•      Achieving excellence in customer service to support local forbearance in key incumbent markets

CRTC customer quality-of-service criteria were maintained. As a result, TELUS was able to apply and be approved for deregulation of local phone services in 63 residential and 35 business markets. TELUS also improved on four out of five customer service measures for wholesale and business markets.

TELUS became the first in Canada to offer Enhanced Directory Assistance, a highly personalized directory experience, enabling customers to conveniently search for movies, weather and business information on their wireline phones. TELUS was named Best Directory Assistance Provider in Canada for the fifth consecutive time and Number One for Customer Care among third-party directory assistance providers in the U.S. by The Paisley Group Ltd.

•      Expanding the Company’s markets, channels and products by focusing on strategic relationships with TELUS’ partners

TELUS opened two points of presence in New York City, enabling a seamless connection for Canadian and global customers to and from TELUS’ advanced IP network. TELUS also introduced the TELUS IP Connect suite of services, a converged voice and data solution set, to the Canadian and global service provider market, enabling Partner Solutions customers to offer their clients seamless IP access with superior levels of security, reliability, accessibility and reach.

Driving TELUS’ technology evolution and improvements in productivity and service excellence

•                  Implementing technology roadmaps for Future Friendly Home and wireless service offerings that simplify TELUS’ product portfolio and improve service development and execution

The Company introduced TELUS Premium Care service, providing 24-hour-a-day remote technical support, product and software installations, computer system tune-ups and e-mail account set-up.

TELUS is leveraging its CDMA wireless technology to deliver local telephone service in high cost rural communities. Using the Company’s patent-pending wireless service architecture, this year local service was delivered to customers in remote areas of Alberta, saving TELUS $450,000 in capital expenditures.

TELUS established a five-year integrated technology roadmap that addresses the convergence of wireless and wireline. This roadmap is expected to enable the Company to upgrade its network and systems to support future services and devices. As part of the plan, development of the platforms to support the next generation IP network and transition to new integrated technology has begun. TELUS seeks to advance its technology evolution through the establishment of global standards for systems and networking technologies, through advisory roles in organizations such as the TeleManagement Forum.

•                  Rolling out consolidated customer care systems to replace multiple legacy systems in Alberta and B.C.

TELUS successfully implemented its consolidation of multiple order entry and billing systems into one unified customer care platform for one million Alberta customers. While unplanned order entry issues had to be overcome, the critical billing function worked well.

•                  Accelerating customer service delivery dates

TELUS achieved its best ever customer service levels in the consumer market, completing 95.4% of all urban area orders by the installation due date – a 2.7% year-over-year increase. TELUS increased eight out of 10 performance indicators for the consumer market, including consumer installation intervals met. TELUS established a cross-enterprise team to improve delivery of data services, in particular for large customers, incorporating feedback from customers and team members.

Strengthening the spirit of the TELUS team and brand, and developing the best talent in the global communications industry

•                  Growing TELUS’ business ownership culture with a team philosophy of “our business, our customers, our team, my responsibility,” thereby attracting, developing and retaining great talent

TELUS partnered with Hewitt and Associates to better benchmark employee engagement levels against other top employers in Canada. Participation in the spring Pulsepoint and fall Pulsecheck surveys was high, however, the results revealed there is room for improvement in TELUS engagement levels. While TELUS is considered a strong Canadian company, engagement is not at a level that differentiates it. Management has launched various initiatives and is committed to improving results in the future.

•                  Leading the way in corporate social responsibility as TELUS strives to be Canada’s premier corporate citizen

Among many initiatives, TELUS demonstrated to Canadians that Team TELUS Cares, supporting communities through financial and volunteer contributions. Through the 2007 campaign of the TELUS Dollars for Dollars team member charitable giving program, team members and alumni will donate $5.3 million to more than 2,900 charities across Canada in 2008. The second annual TELUS Day of Service was a success, as more than 6,000 team members, retirees, family and friends across Canada contributed their time, expertise and resources to more than 175 group activities in 25 communities across the country. The program was expanded to TELUS’ overseas call centre operation in Manila, where 350 team members volunteered to build new homes in an impoverished village.

The eighth TELUS Community Board was launched in Victoria and annual funding to all the boards was increased. Through the Community Boards and Advisory Teams, TELUS contributed approximately $4.8 million to more than 400 local initiatives. When combined with corporate donations, TELUS contributed $15.6 million in 2007.

3.2 Corporate priorities for 2008

2008 corporate priorities
Drive profit from strategic services with a focus on data
Build scale in vertical markets and leverage the Emergis acquisition
Exact productivity gains from efficiency improvement initiatives
Elevate the client experience and build enhanced loyalty
Execute technology initiatives, including broadband and IT platforms

4.              Capability to deliver results

4.1 Principal markets addressed and competitors

National wireless services for consumers and businesses

TELUS’ CDMA network and roaming/resale agreements provide access to more than 96% of the Canadian population, with a state-of-the-art high-speed EVDO (evolution data optimized) overlay that reaches 80% of the Canadian population, when roaming/resale agreements are included. TELUS also operates an iDEN-based Push To Talk service focused on the commercial marketplace.

Existing competition includes: (i) facilities-based national competitors such as Rogers Wireless (GSM network) and Bell Mobility (CDMA) as well as wireless offerings by various regional telecommunications companies including SaskTel and MTS Mobility (both CDMA); and (ii) resellers of Bell and Rogers networks, such as the Virgin Mobile Group, 7-Eleven and certain cable-TV companies.

Emerging competition is possible with potential new national and/or regional wireless competitor(s) following the 2008 AWS spectrum auction of 105 MHz, anticipated in May 2008, as the auction has 40 MHz set aside for new entrants. Foreign ownership restrictions continue to apply to facilities-based wireless service providers.

National wireline business services

TELUS has an IP-based national network overlaying an extensive switched network in incumbent territories in B.C., Alberta and Eastern Quebec. Access services not forborne from rate regulation and certain competitive digital network access services are subject to rate regulation in these incumbent territories. Operations in non-incumbent areas of Ontario and Quebec are not rate regulated. Managed solutions are offered nationally, such as the provision of business process outsourcing services to the healthcare, human resources and financial services sectors. Wholesale services are provided to telecommunications carriers, resellers, Internet service providers (ISPs), wireless communications companies, competitive local access providers and cable-TV operators.

Competition for voice and data communications services includes Bell Canada, Manitoba Tel (Allstream) and cable-TV companies competing with their own national infrastructures, and others such as Navigata (owned by SaskTel), as well as substitution to wireless services including those offered by TELUS. Competitors for managed solutions include system integrators CGI, EDS and IBM.

Wireline consumer services in incumbent territories of British Columbia, Alberta and Eastern Quebec

TELUS has access to virtually every urban and rural home in its incumbent territories in B.C., Alberta and Eastern Quebec. Through an extensive switched network and significant investment in Internet infrastructure, the Company provides local, long distance and Internet services. The Company also has broadcasting distribution licences to offer digital television services in select communities across its incumbent territories, and licences to offer commercial video-on-demand services. A staged neighbourhood-by-neighbourhood roll-out of TELUS TV services is underway.

Competition includes: (i) substitution of wireless services, including TELUS’ own wireless offerings, for local and long distance services; (ii) cable-TV providers Shaw Communications Inc. in B.C. and Alberta, and Cogeco Cable Inc. in Eastern Quebec, which have access to most urban and suburban homes, and provide Internet, entertainment and VoIP-based telephony services; (iii) Rogers Communications, Navigata, Primus, Vonage, Bell Canada and various others that collectively offer local service, Internet and long distance services; and (iv) satellite-based entertainment and Internet services.

4.2 Operational capabilities

Regulation

Less than one-quarter of the Company’s revenues are from Wireline segment regulated services and subject to CRTC price regulation; none of the Company’s Wireless segment revenues are currently subject to CRTC regulation. Wireline regulated services are offered in exchanges that have not been forborne within the incumbent local exchange carrier (ILEC) region. Competitor services and payphone services are also regulated. As a result of regulatory forbearance decisions in 2007, a significant number of previously regulated services were forborne within 63 residential and 35 business exchanges in the Company’s ILEC territories. Non-incumbent local exchange carrier (non-ILEC) services, long distance, Internet, international telecommunications, inter-exchange private line and certain data services, as well as the sale of customer premises equipment, continue to be forborne. See Note 4 of the Consolidated financial statements.

Major areas of regulatory review currently include the regulatory framework for wholesale services (services provided on a mandated basis to competitors) and the utilization of the funds in the ILECs’ deferral accounts. For a full discussion on regulatory developments, see Section 10.3 Regulatory.

Development of a new billing and client care system in the wireline segment

In late March 2007, the Company converted more than one million wireline customers in Alberta to a new billing and client care system. The expected customer service and cost benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems. During the second quarter of 2007, the transition from pilot to full-scale implementation, while largely successful, resulted in initial system difficulties that reduced order processing capability, which caused increased installation backlogs and higher than expected costs such as extra call centre resources to maintain service levels. However, the critical billing function performed as expected. At this time, the backlogs and additional call centre resources have been significantly reduced. The transition to the new system in 2007 reduced Wireline EBITDA by approximately $37 million, including incremental expenses totalling approximately $24 million in the second and third quarter for additional temporary labour to perform system fixes and maintain service levels, as well as a one-time $13 million reduction in long distance revenue recorded in the second quarter of 2007. The one-time revenue reduction resulted from system enhancements, which provided better data for estimating earned, but unbilled revenue. See Section 10.5 Process risks.

4.3 Liquidity and capital resources

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis, as well as Section 10.6 Financing and debt requirements.

Capital structure financial policies (Note 3 of the Consolidated financial statements)

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and (ii) to manage capital in a manner which balances the interests of equity and debt holders.

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable in the definition of capital.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade receivables to an arm’s-length securitization trust. The results of TELUS’ 2007 financing plan are presented in the table below, followed by the Company’s 2008 financing plan.

The Company monitors capital utilizing a number of measures, including: net debt to EBITDA – excluding restructuring costs; and dividend payout ratio of sustainable net earnings. For further discussion and specific guidelines, see Section 7.4 Liquidity and capital resource measures.

Liquidity and financing

At December 31, 2007, TELUS had access to undrawn credit facilities of more than $1.3 billion. The Company believes it has sufficient capability to fund its requirements from these facilities and expected cash flow from operations. The following describes activities supporting the 2007 financing plan.

TELUS’ 2007 financing plan and results

Repurchase TELUS Common Shares and TELUS Non-Voting Shares under the normal course issuer bid (NCIB)

During 2007, approximately 2.9 million Common Shares and 10.7 million Non-Voting Shares were repurchased for cancellation for an outlay totalling approximately $750 million. From December 20, 2004 to December 31, 2007 under four NCIB programs, approximately 19.3 million Common Shares and 33.7 million Non-Voting Shares were repurchased for cancellation for an outlay totalling $2.52 billion. See Section 7.3 Cash used by financing activities.

Pay dividends

The dividend declared for the fourth quarter of 2007 increased to 45 cents per share, up from 37.5 cents per share in the same period in 2006. For the full year of 2007, dividends declared totalled $1.575 per share as compared to $1.20 per share in 2006.

Use proceeds from securitized receivables and bank facilities, as needed, to supplement free cash flow and meet other cash requirements

The balance of proceeds from securitized accounts receivable was $500 million at December 31, 2007, unchanged from December 31, 2006. During the second quarter, proceeds increased from $150 million to $550 million at May 31 and were used for general corporate purposes, including repayment of maturing debt.

Maintain a minimum $1 billion in unutilized liquidity

TELUS had more than $1 billion of available liquidity from unutilized credit facilities at each quarter end, including $1.3 billion at December 31, 2007. See Section 7.5 Credit facilities.

Maintain position of fully hedging foreign exchange exposure for indebtedness

Maintained for the 8.00% U.S. dollar Notes due 2011, the one remaining foreign currency-denominated debt issue.

Give consideration to refinancing all or a portion of U.S. dollar Notes in advance of their June 1, 2007 scheduled maturity

In March 2007, the Company publicly issued $300 million 4.50%, Series CC, 2012 Canadian dollar Notes and $700 million, 4.95%, Series CD, 2017 Canadian dollar Notes. Proceeds from these debt issues, combined with a second quarter commercial paper issue of $663.5 million and the second quarter increase in proceeds from securitized accounts receivable, were used for general corporate purposes and repayment of $1,483.3 million for the June 1 maturity of US$1,166.5 million, 7.50% Notes.

Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A–, or the equivalent, in the future

Three of four rating agencies put their outlooks to under review in the second quarter due to TELUS being in non-exclusive discussions to acquire BCE. With TELUS’ announcement in August that it did not intend to submit a competing offer to acquire BCE, the rating agencies in the third quarter reinstated their stable trend outlooks. On November 29, Dominion Bond Rating Service (DBRS) confirmed its ratings for TELUS and TCI, with a stable trend, after TELUS announced the acquisition of Emergis Inc. At February 13, 2008, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. See Section 7.7 Credit ratings.

Financing plan for 2008

TELUS expects to generate free cash flow in 2008, which would be available to, among other things, repurchase shares and pay dividends to shareholders. While anticipated cash flow is expected to be more than sufficient to meet current operating requirements, TELUS may seek additional financing for the Emergis acquisition and potential spectrum purchases. TELUS has accepted a committed term sheet from a small group of Canadian banks to provide a new $700 million 364-day revolving credit facility. The provision of this new facility provides incremental liquidity to TELUS and allows TELUS to continue meeting one of its financial objectives, which is to maintain $1 billion in liquidity. TELUS may access the public debt markets in 2008 to refinance short-term financing sources with long-term financing.

In 2008, TELUS plans to remain in compliance with its financial policies, and these intentions could constrain TELUS’ ability to invest in its operations for future growth or to complete share repurchases. TELUS has set its financial policies with the expectation that taxable income will be generated in 2008 and that substantial cash tax payments will commence in 2009 both in respect of 2008 and on an instalment basis in respect of 2009. Payment of cash income taxes in the future will reduce the after-tax cash flow otherwise available to return capital to shareholders. If actual results are different from TELUS’ expectations, there can be no assurance that TELUS will not need to change its financing plans, including its intention to repurchase a significant amount of shares, or pay dividends according to the target payout guideline.

Debt maturities as at December 31, 2007

	Long-term debt maturities (1)
($ millions)	All except capital leases	Capital leases
2008	2.0	3.4
2009	0.7	0.8
2010	80.0	0.8
2011	2,950.5	0.9
2012	887.2	0.2
Thereafter	1,749.1	—
Total	5,669.5	6.1

(1) Where applicable, the long-term debt maturities reflect hedged foreign currency exchange rates.

TELUS expects to maintain its current position of fully hedging its foreign exchange exposure for indebtedness. At the end of 2007, 82% of TELUS’ total debt was on a fixed-rate basis, and the weighted average term to maturity was approximately 5.3 years.

TELUS also has access to a shelf prospectus pursuant to which it can issue a further $3.0 billion of debt and equity. TELUS believes that its investment grade credit ratings provide reasonable access to capital markets to facilitate future debt issuance. For the related risk discussion, see Section 10.6 Financing and debt requirements.

4.4 Disclosure controls and procedures and internal control over financial reporting

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and the Executive Vice-President and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

The CEO and the CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures related to the preparation of the Management’s discussion and analysis and the Consolidated financial statements. They have concluded that the Company’s disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the Management’s discussion and analysis and the Consolidated financial statements contained in this report were being prepared.

Internal control over financial reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable. TELUS’ CEO and CFO have assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2007 in accordance with Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, TELUS’ CEO and CFO have determined that the Company’s internal control over financial reporting is effective as at December 31, 2007 and expect to certify TELUS’ annual filings with the U.S. Securities and Exchange Commission on Form 40-F, as required by the United States Sarbanes-Oxley Act, and with Canadian securities regulatory authorities.

Deloitte & Touche LLP, the Company’s auditors, have audited internal controls over financial reporting of TELUS Corporation as at December 31, 2007.

Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.              Results from operations

5.1 Selected annual information

The following selected three-year consolidated financial information has been derived from and should be read in conjunction with the Consolidated financial statements of TELUS for the year ended December 31, 2007, and its annual Consolidated financial statements for previous years. Certain comparative information has been restated. See Notes 2(b) and 2(e) of the Consolidated financial statements.

Years ended December 31 ($ in millions, except per share amounts)	2007	2006	2005
Operating revenues	9,074.4	8,681.0	8,142.7
Operations expense	5,464.7	4,998.2	4,768.7
Restructuring and workforce reduction costs	20.4	67.8	53.9
Financing costs and other expense	476.2	532.7	641.5
Income before income taxes and non-controlling interest	1,498.1	1,506.7	1,054.9
Income taxes	233.6	353.2	330.2
Net income and Common Share and Non-Voting Share income	1,257.9	1,145.0	716.9
Earnings per share(1) – basic	3.79	3.33	2.01
Earnings per share(1) – diluted	3.76	3.30	1.99
Cash dividends declared per share(1)	1.575	1.20	0.875
Total assets	16,987.6	16,661.4	16,347.2
Current maturities of long-term debt	5.4	1,433.5	5.0
Long-term debt	4,583.5	3,474.7	4,616.4
Derivative and other long-term financial liabilities	1,507.3	1,037.2	1,420.9
Total long-term financial liabilities	6,090.8	4,511.9	6,037.3
Future income taxes	1,048.1	1,076.5	1,074.9
Non-controlling interest	25.9	23.6	25.6
Common equity	6,926.2	7,048.0	6,967.4

(1)          Includes Common Shares and Non-Voting Shares.

Changes over the three years include:

•                  Wireless revenues and wireline data revenues represent about two-thirds of the consolidated total in 2007 (approximately 63% in 2006 and 59% in 2005);

•                  Operations expense in 2007 includes a charge of $168.7 million relating to the introduction of a net-cash settlement feature for share option awards granted prior to 2005. Operations expense in 2005 included the effects of a four-month labour disruption including incremental expenses of approximately $133 million net of cost savings. These incremental costs primarily affected the wireline segment;

•                  Financing costs in 2005 included a $33.5 million loss on early redemption of $1.578 billion of Canadian dollar Notes on December 1, 2005; and

•                  Net income included significant favourable tax-related adjustments, including effects of reassessments of prior years, interest and tax rate changes on future income tax liabilities and assets. The amounts were approximately $250 million (75 cents per share) in 2007, approximately $171 million (50 cents per share) in 2006 and approximately $70 million (20 cents per share) in 2005.

5.2 Quarterly results summary and fourth quarter recap

Certain comparative information for 2006 was restated, as described in Section 1.3.

	($ in millions, except per share amounts)	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2006 Q4	2006 Q3	2006 Q2	2006 Q1
	Segmented revenue (external)
	Wireline segment	1,220.3	1,204.6	1,180.1	1,205.6	1,234.3	1,200.3	1,189.9	1,198.6
	Wireless segment	1,110.5	1,105.3	1,048.0	1,000.0	1,020.3	1,010.4	945.3	881.9
	Operating revenues (consolidated)	2,330.8	2,309.9	2,228.1	2,205.6	2,254.6	2,210.7	2,135.2	2,080.5
	Operations expense	1,371.3	1,316.5	1,340.3	1,436.6	1,362.4	1,239.7	1,201.2	1,194.9
	Restructuring and workforce reduction costs	6.1	6.4	3.2	4.7	7.9	12.5	30.7	16.7
	EBITDA (1)	953.4	987.0	884.6	764.3	884.3	958.5	903.3	868.9
	Depreciation	386.2	332.5	318.3	317.7	353.2	325.8	335.2	339.2
	Amortization of intangible assets	68.1	70.1	72.5	49.6	53.9	57.5	46.9	63.9
	Operating income	499.1	584.4	493.8	397.0	477.2	575.2	521.2	465.8
	Other expense (income)	5.8	8.0	18.5	3.8	10.1	4.0	9.6	4.3
	Financing costs	109.1	86.2	127.2	117.6	133.6	116.6	127.5	127.0
	Income before income taxes and non-controlling interest	384.2	490.2	348.1	275.6	333.5	454.6	384.1	334.5
	Income taxes	(18.0)	78.6	93.7	79.3	91.6	128.3	15.1	118.2
	Non-controlling interests	2.1	1.7	1.3	1.5	1.4	2.4	2.6	2.1
	Net income	400.1	409.9	253.1	194.8	240.5	323.9	366.4	214.2
	Income per Common Share and Non-
Voting Share	- basic	1.23	1.24	0.76	0.58	0.71	0.95	1.06	0.61
	- diluted	1.22	1.23	0.75	0.57	0.70	0.94	1.05	0.61
	Dividends declared per Common Share and Non-Voting Share	0.45	0.375	0.375	0.375	0.375	0.275	0.275	0.275

(1)          EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

Trends

The consolidated revenue trend continues to reflect strong growth in wireless network revenues generated from an increasing subscriber base. Wireless ARPU (average revenue per subscriber unit per month) declined by $0.87 and $0.80, respectively, in the third and fourth quarters of 2007 when compared to the same periods in 2006. This decline in ARPU in the second half of the year followed 18 successive quarters of year-over-year increases, however, ARPU for the full year of 2007 increased by $0.10. The recent quarterly year-over-year ARPU decreases result from strong data growth being offset by declining voice ARPU, due to a shifting product mix, pricing competition, and declining per-minute prices and roaming revenues.

The consolidated revenue trend also reflected good growth in wireline segment data revenue. However, this is fully offset by declining wireline voice local and long distance revenues due to substitution for wireless and Internet services, as well as competition from VoIP service providers, resellers and facilities-based competitors.

Historically, there is significant fourth quarter seasonality with higher wireless subscriber additions and related acquisition costs and equipment sales, resulting in lower wireless EBITDA. The seasonality affects, to a lesser extent, the wireline high-speed Internet subscriber additions and related costs.

As described in Section 1.3, quarterly Operations expenses in 2007 include an expense for introducing a net-cash settlement feature for share option awards. The net-cash settlement feature expense (recovery) for the first, second, third and fourth quarters of 2007 was $173.5 million, $1.8 million, $(7.2) million and $0.6 million, respectively. The third quarter credit was an adjustment to the initial estimate recorded. Restructuring costs varied by quarter, depending on the progress of ongoing initiatives underway.

The downward trend in depreciation expense ended in the second half of 2007 with a reduction in estimated useful service lives for certain circuit switching and network management assets, resulting in write-downs of approximately $20 million and $47 million, respectively, in the third and fourth quarters of 2007. The previous downward trend was interrupted by a provision of approximately $17 million in the fourth quarter of 2006 to align estimated useful lives for TELUS Québec assets, resulting from integration of financial systems. Depreciation is expected to increase slightly for the full year of 2008 due to a planned increase in capital assets. See Caution regarding forward-looking statements.

With a major new wireline billing and client care system put into service in March 2007, $18 million of additional amortization was recorded in each of the second, third and fourth quarters of 2007, reversing the downward trend in Amortization of intangible assets. In addition, amortization expenses in the second and fourth quarters of 2006 and the first quarter of 2007 were reduced by approximately $12 million, $5 million and $5 million, respectively, for investment tax credits relating to assets capitalized in prior years that are now fully amortized, following a determination of eligibility by a government tax authority.

Within Financing costs shown in the table above, interest expenses trended lower except for interest expense in respect of a court decision in a lawsuit related to a 1997 BC TEL bond redemption matter (including $7.8 million in the fourth quarter of 2006). The sequential decline in financing costs in the third quarter of 2007 was due to lower effective interest rates and debt balances plus increased interest income from tax refunds. Financing costs in the eight periods shown are net of varying amounts of interest income.

The generally upward trends in Net income and earnings per share reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments.

Tax-related adjustments ($ in millions, except EPS amounts)	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2006 Q4	2006 Q3	2006 Q2	2006 Q1
Approximate Net income impact	143	93	10	4	20	30	124	(3)
Approximate EPS impact	0.44	0.28	0.03	0.01	0.06	0.09	0.36	(0.01)
Approximate basic EPS excluding tax-related impacts	0.79	0.96	0.73	0.57	0.65	0.86	0.70	0.62

Fourth quarter

Management’s review of operations contained in TELUS’ fourth quarter news release on February 15, 2008, discussed fourth quarter results in more detail. The following summarizes changes in the fourth quarter operating results in 2007, as compared to 2006.

Net income continuity ($ millions)	Three-month periods ended December 31
2006 (restated)	240.5
Deduct favourable 2006 tax-related adjustments	(20)
Add favourable 2007 tax-related adjustments	143
Changes in:
EBITDA (as adjusted)	46
Interest expenses	15
Depreciation and other	(23.5)
2007 (as adjusted)	401.0
Net-cash settlement feature in 2007	(0.9)
2007 (reported)	400.1

5.3 Consolidated results from operations

($ in millions except EBITDA margin in % and	Years ended December 31
employees)	2007	2006	Change
Operating revenues	9,074.4	8,681.0	4.5%
Operations expense	5,464.7	4,998.2	9.3%
Restructuring costs	20.4	67.8	(69.9)%
EBITDA (1)	3,589.3	3,615.0	(0.7)%
Depreciation	1,354.7	1,353.4	0.1%
Amortization of intangible assets	260.3	222.2	17.1%
Operating income	1,974.3	2,039.4	(3.2)%
Operations expense (as adjusted) (2)	5,296.0	4,998.2	6.0%
EBITDA (as adjusted) (2)	3,758.0	3,615.0	4.0%
Operating income (as adjusted) (2)	2,143.0	2,039.4	5.1%
EBITDA margin (3)	39.6	41.6	(2.0	)pts
EBITDA margin (as adjusted) (3)	41.4	41.6	(0.2	)pts

Full-time equivalent employees at end of period	33,374	31,094	7.3%

(1)          EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

(2)          Excludes an incremental charge of $168.7 million in 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. Operations expense (as adjusted) and EBITDA (as adjusted) are regularly reported to the chief operating decision maker. EBITDA (as adjusted) corresponds to the definition used in setting TELUS’ 2007 EBITDA target and revised guidance.

(3)          EBITDA or EBITDA (as adjusted) divided by Operating revenues.

The following discussion is for the consolidated results of TELUS. Segmented discussion is provided in Section 5.4 Wireline segment results, Section 5.5 Wireless segment results and Section 7.2 Cash used by investing activities – capital expenditures.

Operating revenues

Consolidated Operating revenues increased by $393.4 million in 2007 when compared to 2006. Growth in wireless network revenue and wireline data revenue continue to exceed erosion in wireline voice local and long distance revenues. Consolidated operating revenues in 2007 include a one-time reduction of about $13 million in long distance revenues, recorded in the second quarter. This adjustment resulted from billing system enhancements, which provided better data for estimating earned, but unbilled revenue.

Operations expense

Consolidated Operations expense increased by $466.5 million in 2007 when compared to 2006. The increase includes an incremental charge for introducing a net-cash settlement feature for share option awards granted before 2005, as described in Section 1.3. Operations expense adjusted to exclude the incremental change increased by $297.8 million, primarily to support the 10% year-over-year growth in the wireless subscriber base and growth in wireless network revenue. In addition, expenses in the wireline segment increased due to billing system conversion costs and external labour costs to improve service levels, as well as increased staffing. TELUS’ net defined benefit pension plan expense decreased by approximately $63 million, due primarily to favourable returns on plan assets in 2006.

The number of employees increased to support the wireline segment’s provision of outsourcing services to TELUS’ customers, including human resources outsourcing services and international call centre services, and to support the growing wireless customer base. The number of full-time equivalent employees providing outsourcing services to the Company’s customers increased by about 1,080 at December 31, 2007 when compared to one year earlier, while elsewhere in the wireline segment the increase was 767 or 4%. In the wireless segment, the number of full-time equivalent employees increased by 433 or 6% to support double-digit growth in subscriber base, revenue and EBITDA.

Restructuring costs

Restructuring costs decreased by $47.4 million in 2007 when compared to 2006. Restructuring expenses in 2007 were in respect of several smaller efficiency initiatives. An expense of approximately $50 million is expected for efficiency initiatives in 2008.

EBITDA

Consolidated EBITDA decreased by $25.7 million in 2007 when compared to 2006, while EBITDA adjusted to exclude the net-cash settlement feature increased by $143.0 million in 2007 when compared to 2006. Wireline EBITDA (as adjusted) decreased mainly due to implementation impacts of a new wireline billing and client care system (described in Section 4.2).

Wireless segment EBITDA (as adjusted) increased as growth in the subscriber base increased network revenues, partially offset by higher operations costs to support subscriber growth and higher retention spending.

Depreciation

Depreciation increased by $1.3 million in 2007 when compared to 2006. The increase resulted from a reduction in estimated useful service lives for certain classes of circuit switching and network management assets, partly offset by a 2006 provision to align TELUS Québec assets upon integration of financial systems and 2006 writeoffs of certain network assets.

Amortization of intangible assets

Amortization increased by $38.1 million in 2007 when compared to 2006. A new wireline billing and client care system was put into service in March 2007, increasing amortization by $54.0 million. Accelerated amortization of $5 million was recorded in the second quarter of 2007 for assets related to the discontinuation of AMP’D Mobile Canada services. These increases were partly offset by lower amortization for other fully amortized software assets. In addition, amortization expenses were reduced by approximately $5 million in 2007 and reduced by approximately $17 million in 2006 to recognize investment tax credits, now determined eligible by the tax authority, relating to assets capitalized in prior years that are now fully amortized.

Operating income

Operating income decreased by $65.1 million in 2007 when compared to 2006, due primarily to the charge in 2007 for introducing the net-cash settlement feature. Operating income adjusted to exclude the charge for the net-cash settlement feature increased by $103.6 million in 2007 due to growth in EBITDA (as adjusted), partly offset by increased depreciation and amortization expenses.

Other income statement items

Other expense, net	Years ended December 31
($ millions)	2007	2006	Change
	36.1	28.0	28.9%

Other expense includes accounts receivable securitization expense, charitable donations, gains and losses on disposal of real estate, and income (loss) or impairments in equity or portfolio investments. Accounts receivable securitization expenses were $20.7 million in 2007, which increased by $2.7 million from 2006 mainly due to higher average proceeds from securitized receivables (see Section 7.6 Accounts receivable sale). Increased expenses in 2007 included an $11.8 million writeoff of the Company’s equity investment in AMP’D Mobile Inc. and approximately $4 million for various costs of assessing whether to acquire BCE, which ultimately led to the decision in August to not bid for BCE. The net gains on the sale of real estate and other investments, including valuation adjustments on investments held for trading, exceeded net gains recorded in 2006.

Financing costs	Years ended December 31
($ millions)	2007	2006	Change
Interest on long-term debt, short-term obligations and other (1)	464.5	510.6	(9.0)%
Foreign exchange losses (gains)	13.0	6.4	103.1%
Interest income	(37.4)	(12.3)	n.m.
	440.1	504.7	(12.8)%

n.m. – not meaningful

(1) Included an estimate in 2006 for settlement of a lawsuit.

Interest expenses decreased by $46.1 million in 2007 when compared to 2006. The decrease was primarily due to financing activities in the first half of 2007 (see Section 7.3 Cash used by financing activities), which resulted in a lower effective interest rate for the full year of 2007 as well as a lower average debt balance in the second half of 2007, when compared to the same periods in 2006. Partly offsetting the lower effective interest rate was a higher average debt balance in 2007, as debt issues were completed in March 2007 and commercial paper was issued in May ahead of the June 1 maturity of $1,483.3 million (US$1,166.5 million) Notes. The Company’s closing net debt (calculated in Section 11.4), was $6,142 million at December 31, 2007, down 2% from $6,278 million one year earlier.

The decrease in interest expenses in 2007 also included an adjustment for application of the effective rate method for issue costs as required under Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855 (recognition and measurement of financial instruments). In March 2007, forward starting interest rate swaps were terminated, resulting in prepaid interest of approximately $10 million being deferred and amortized over 10 years, which is the term of the new debt.

Interest income increased by $25.1 million in 2007 when compared to 2006, due primarily to recognition of increased interest on tax refunds and increased interest from investments.

Income taxes	Years ended December 31
($ millions)	2007	2006	Change
Blended federal and provincial statutory income tax based on net income before tax	503.0	505.6	(0.5)%
Revaluation of future income tax liability	(177.3)	(113.1)	—
Tax rate differential on, and consequential adjustments from, reassessments for prior years	(79.2)	(40.3)	—
Share option award compensation	(3.6)	6.4	—
Other	(9.3)	(5.4)	—
	233.6	353.2	(33.9)%
Blended federal and provincial statutory tax rates (%)	33.6	33.6	—	pts
Effective tax rates (%)	15.6	23.4	(7.8)	pts

The blended federal and provincial statutory income tax expense decreased in 2007 when compared to 2006, due primarily to the comparable (0.6)% change in income before taxes. The effective tax rates were lower than the statutory tax rates due to favourable reassessments and settlements of prior years’ tax matters as well as revaluation of future income tax liabilities. Revaluations of future tax liabilities resulted from enacted reductions to future federal income tax rates as well as future tax rates being applied to temporary differences. Changes to future federal income tax rates were enacted in December 2007, and previously during the second quarters of 2007 and 2006.

Based on the assumption of the continuation of the rate of TELUS earnings, the existing legal entity structure, and no substantive changes to tax regulations, the Company currently expects cash income tax payments to be relatively low in 2008 with expected cash collections exceeding expected payments. In 2009, income tax payments are expected to increase substantially. The blended statutory income tax rate is expected to be 31 to 32% in 2008. See Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

Non-controlling interests	Years ended December 31
($ millions)	2007	2006	Change
	6.6	8.5	(22.4)%

Non-controlling interests represents minority shareholders’ interests in several small subsidiaries.

Comprehensive income

As discussed in Section 8.2 Accounting policy developments, commencing with the 2007 fiscal year, the Company adopted the recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530). Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company’s specific instance, is primarily to include changes in shareholders’ equity arising from unrealized changes in the fair values of financial instruments (see Section 7.8). The calculation of earnings per share is based on Net income and Common Share and Non-Voting Share income, as required by GAAP.

5.4 Wireline segment results

Operating revenues – wireline segment	Years ended December 31
($ millions)	2007	2006	Change
Voice local (1)	2,064.4	2,119.8	(2.6)%
Voice long distance (2)	715.3	810.3	(11.7)%
Data (3)	1,771.9	1,642.5	7.9%
Other	259.0	250.5	3.4%
External operating revenue	4,810.6	4,823.1	(0.3)%
Intersegment revenue	114.2	98.3	16.2%
Total operating revenues	4,924.8	4,921.4	0.1%

(1)         Voice local revenue decreased by approximately $70 million or 3.3% in 2007, excluding the impact of regulatory adjustments in the first quarter of 2007.

(2)         Voice long distance revenue decreased by approximately $82 million or 10.1% in 2007, excluding the impact from billing system conversion in the second quarter of 2007.

(3)         Data revenue grew by approximately $140 million or 8.5% in 2007, excluding the impact of two mandated retroactive competitor price reductions in the first quarter of 2007.

Wireline segment revenues in 2007 were essentially unchanged from 2006, increasing by $3.4 million or 0.1%.

•                  Voice local revenue decreased by $55.4 million in 2007 when compared with 2006. The decrease was due primarily to lower revenues from basic access and optional enhanced service revenues arising from increased competition for residential subscribers, offset in part by growth in business local services and certain price increases. Declining local revenues in 2007 were partly offset by first quarter recoveries of approximately $14.5 million from the price cap deferral account. The recovery from the deferral account offset unfavourable mandated retroactive rate adjustments for basic data revenue pursuant to two recent CRTC (Canadian Radio-television and Telecommunications Commission) decisions and included recovery of previously incurred amounts associated with mandated local number portability and start-up costs.

Network access lines	As at December 31
(000s)	2007	2006	Change
Residential network access lines	2,596	2,775	(6.5)%
Business network access lines	1,808	1,773	2.0%
Total network access lines	4,404	4,548	(3.2)%

	Years ended December 31
(000s)	2007	2006	Change
Change in residential network access lines	(179)	(153)	(17.0)%
Change in business network access lines	35	10	n.m.
Change in total network access lines	(144)	(143)	(0.7)%

Residential line losses include the effect of increased competition from resellers and VoIP competitors (including cable-TV companies, which have expanded their geographic coverage and introduced lower-priced telephony services), as well as technological substitution as customers utilize wireless services. To a lesser degree, residential second lines decreased from migration of dial-up Internet subscribers to high-speed Internet service. The number of residential lines lost in each quarter of 2007 exceeded the comparable losses in the same quarters of 2006. In contrast, the number of business lines gained each quarter in 2007 equalled or exceeded the comparable net business line gains in 2006. The increase in business lines was experienced in Ontario and Quebec urban non-incumbent areas.

•                  Voice long distance revenues decreased by $95.0 million in 2007 when compared with 2006, due primarily to lower average per-minute rates, from industry-wide price competition, and lower business minute volumes, partly offset by increased consumer minute volumes. In addition, a one-time reduction of about $13 million was recorded in the second quarter of 2007 as a result of billing system enhancements, which provided better data for estimating earned, but unbilled revenue.

•                  Wireline segment data revenues increased by $129.4 million in 2007 when compared with 2006. This growth was primarily due to increased Internet, enhanced data and hosting service revenues from growth in business services and high-speed Internet subscribers. Managed data revenues increased from the provision of business process outsourcing services to customers as well as digital entertainment services to consumers in larger urban incumbent markets.

Pursuant to CRTC Decision 2007-6 (relating to digital network access link charges) and CRTC Decision 2007-10 (relating to basic service extension feature charges), retroactive rate reductions totalling approximately $11 million in basic data services revenues were recorded in the first quarter of 2007.

Internet subscribers	As at December 31
(000s)	2007	2006	Change

High-speed Internet subscribers	1,020.2	916.7	11.3%
Dial-up Internet subscribers	155.3	194.1	(20.0)%
Total Internet subscribers	1,175.5	1,110.8	5.8%

	Years ended December 31
(000s)	2007	2006	Change

High-speed Internet net additions	103.5	153.7	(32.7)%
Dial-up Internet net reductions	(38.8)	(42.1)	7.8%
Total Internet subscriber net additions	64.7	111.6	(42.0)%

High-speed Internet subscriber net additions were lower than one year earlier, reflecting competitive markets and the impact of the new billing and client care system, which temporarily reduced the Company’s order processing capability in the second quarter and, to a lesser degree, in the third quarter. Monthly rates for high-speed Internet services were raised by $1 per month in the second quarter of 2006 for those customers not on rate protection plans, which contributed to an overall increase in average revenue per subscriber in 2007.

•                  Other revenue increased by $8.5 million in 2007 when compared with 2006, due mainly to a reduction in the provision for quality-of-service rate rebates, which resulted from improved service delivery, as measured by CRTC-defined quality-of-service indicators, and favourable decisions by the CRTC on exclusion applications for severe weather and other extraordinary events. Voice equipment sales decreased.

•                  Intersegment revenue represents services provided by the wireline segment to the wireless segment. These revenues are eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses – wireline segment (1)	Years ended December 31
($ millions, except employees)	2007	2006	Change
Salaries, benefits and other employee-related costs, before net-cash settlement feature	1,729.1	1,665.9	3.8%
Net-cash settlement feature expense	145.1	—	—
Other operations expenses	1,347.6	1,331.8	1.2%
Operations expense	3,221.8	2,997.7	7.5%
Restructuring costs	19.5	61.6	(68.3)%
Total operating expenses	3,241.3	3,059.3	5.9%
Operations expense (as adjusted) (2)	3,076.7	2,997.7	2.6%
Total operating expenses (as adjusted) (2)	3,096.2	3,059.3	1.2%
Full-time equivalent employees at end of period (3)	25,731	23,884	7.7%

(1)          Salaries and benefits, Operations expense and total operating expenses for 2006 were reduced by $22.8 million from previously reported amounts, as a result of the correction described in Section 1.3.

(2)          Excludes an incremental charge for introducing a net-cash settlement feature for share option awards granted prior to 2005. Operations expense (as adjusted) and total operating expenses (as adjusted) are regularly reported to the chief operating decision maker.

(3)          The number of full-time equivalent employees providing outsourcing services to the Company’s customers was approximately 5,747 on December 31, 2007 and approximately 4,667 on December 31, 2006. Full-time equivalent staff elsewhere increased by 767 or 4%.

Total Wireline operating expenses increased by $182.0 million in 2007 when compared with 2006, primarily due to the $145.1 million charge for introducing a net-cash settlement feature for share option awards granted prior to 2005. Total operating expenses adjusted to exclude this charge increased by $36.9 million and included 2007 expenses of approximately $24 million related to the Alberta consumer billing and client care system conversion (approximately $8 million in salaries and benefits for customer contact centres and approximately $16 million in other operations expenses primarily for external labour costs). External labour in 2007 also included about $4 million to deal with backlogs caused by severe weather events in late 2006 and early 2007, as well as preparation costs for expected flooding in British Columbia in the second quarter of 2007.

•                  Salaries, benefits and employee-related costs increased by $63.2 million in 2007 when compared with 2006. The increase was mainly due to increased staffing, scheduled compensation increases and customer contact centre costs for the billing conversion, partly offset by a lower defined benefit pension plan expense.

•                  Other operations expenses increased by $15.8 million in 2007 when compared with 2006. The increase included higher external labour costs for billing/client care system support and installation/repair activity to improve and maintain service levels and higher external labour costs for weather-related events, partly offset by: (i) lower costs of sales associated with voice and data equipment sales, including lower loadings of high-speed Internet subscribers; (ii) lower transit and termination charges due to lower per-minute rates partly offset by higher outbound minute volumes; (iii) lower expenses arising from CRTC decisions on basic service extension features and network access link charges; and (iv) increased capitalization of labour related to the higher capital expenditure activity in 2007.

•                  Restructuring costs in 2007, which were for several small efficiency initiatives, decreased by $42.1 million in 2007 when compared with 2006.

EBITDA ($ millions) and EBITDA margin (%)	Years ended December 31
wireline segment	2007	2006	Change
EBITDA	1,683.5	1,862.1	(9.6)%
EBITDA (as adjusted) (1)	1,828.6	1,862.1	(1.8)%
EBITDA margin	34.2	37.8	(3.6	) pts
EBITDA margin (as adjusted)	37.1	37.8	(0.7	) pts

(1)          Excludes an incremental charge of $145.1 million in 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision maker and corresponds to the definition used in setting TELUS’ 2007 EBITDA targets and revised guidance.

Wireline EBITDA decreased by $178.6 million in 2007 when compared with 2006. Wireline EBITDA (as adjusted) decreased by $33.5 million in 2007 when compared with 2006, mainly due to billing system conversion impacts of approximately $37 million (including a one-time long distance revenue adjustment of $13 million) and increased external labour costs of about $4 million to deal with weather-related backlogs and emergency preparations.

5.5 Wireless segment results

Operating revenues — wireless segment	Years ended December 31
($ millions)	2007	2006	Change
Network revenue	4,008.5	3,605.5	11.2%
Equipment revenue	255.3	252.4	1.1%
External operating revenue	4,263.8	3,857.9	10.5%
Intersegment revenue	26.9	23.4	15.0%
Total operating revenues	4,290.7	3,881.3	10.5%

Key operating indicators — wireless segment	As at December 31
(000s)	2007	2006	Change
Subscribers – postpaid (1)	4,440.5	4,078.6	8.9%
Subscribers – prepaid	1,127.4	977.3	15.4%
Subscribers – total	5,567.9	5,055.9	10.1%
Digital POPs(2) covered including roaming/resale (millions)(3)	31.6	31.0	1.9%

	Years ended December 31
	2007	2006	Change
Subscriber gross additions – postpaid	850.0	837.5	1.5%
Subscriber gross additions – prepaid	584.0	455.5	28.2%
Subscriber gross additions – total	1,434.0	1,293.0	10.9%
Subscriber net additions – postpaid	364.6	411.8	(11.5)%
Subscriber net additions – prepaid (4)	150.0	123.4	21.6%
Subscriber net additions – total	514.6	535.2	(3.8)%
ARPU ($) (5)	63.56	63.46	0.2%
Churn, per month (%)(5)	1.45	1.33	0.12	pts
Lifetime revenue per subscriber ($) (5)	4,373	4,771	(8.3)%
COA (6) per gross subscriber addition ($) (5)	395	412	(4.1)%
COA per gross subscriber addition to lifetime revenue (%) (5)	9.0	8.6	0.4	pts
Average minutes of use per subscriber per month (MOU)	404	403	0.2%
EBITDA ($ millions)	1,905.8	1,752.9	8.7%
EBITDA (as adjusted) (7) ($ millions)	1,929.4	1,752.9	10.1%
EBITDA (as adjusted) to network revenue (%)	48.1	48.6	(0.5	) pts
Retention spend to network revenue (5) (%)	7.6	6.7	0.9	pts
EBITDA (as adjusted) excluding COA (5) ($ millions)	2,495.1	2,285.5	9.2%

pts - percentage points

(1)          A one-time adjustment was made to the postpaid subscriber base. Cumulative subscribers were reduced by approximately 2,600 to reflect the discontinuation of network service to cellular digital packet data (CDPD) subscribers effective January 31, 2007.

(2)          POPs is an abbreviation for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.

(3)          At December 31, 2007, TELUS’ wireless PCS digital population coverage included expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility (Bell Canada).

(4)          Prepaid net subscriber additions in 2007 include a one-time reduction in the subscriber base of 5,124. The adjustment was for a clean-up of deactivation records.

(5)          See Section 11.3 Definition of key operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.

(6)          Cost of acquisition.

(7)          Excludes an incremental charge of $23.6 million in 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision maker and corresponds to the definition used in setting TELUS’ 2007 EBITDA targets and revised guidance.

Wireless segment revenues increased by $409.4 million in 2007 when compared with 2006, due to the following:

•                  Network revenue increased by $403.0 million in 2007 when compared with 2006. The increase was the result of a 10% expansion in the subscriber base during 2007. Data revenues in 2007 increased to 11.1% of Network revenue, or $446.1 million, as compared with 7.7% of Network revenue, or $279.9 million, in 2006 — reflecting a growth rate of 59.4%. This growth, driven by continued migration of existing subscribers to full function smartphones and EVDO-capable handsets as well as increased EVDO coverage, was principally related to text messaging, mobile computing activities and RIM/BlackBerry service revenues.

Data ARPU increased by 44% to $7.02 in 2007 as compared to 2006. Overall, ARPU increased by $0.10 to $63.56 in 2007 when compared to 2006, as the $2.13 increase in data ARPU exceeded the $2.03 voice ARPU decline. The change in total ARPU reflects the shifting product mix driven by higher net prepaid loading and a slight impact from Mike service, combined with declining voice ARPU. The decline in voice ARPU was caused mainly by lower per-

31

minute rates, increased price competition in the business and discount segments of the market, and a decrease in roaming.

At December 31, 2007, the mix of postpaid subscribers declined slightly to 79.8% of the total cumulative subscriber base, as compared to 80.7% one year earlier. The 364,600 postpaid subscriber net additions in 2007 represented 70.9% of all net additions as compared with 411,800 of all net additions, or 76.9%, in 2006. Total net subscriber additions were down slightly in 2007 as compared with 2006, mostly attributable to increased churn rates, partly offset by higher prepaid loading.

The blended churn rate increased in 2007 when compared with 2006 and total deactivations were 919,400 in 2007 as compared with 757,800 in 2006. Deactivations in 2007 included 5,124 for a clean-up of prepaid subscriber deactivation records. The monthly blended churn rate of 1.45% in 2007 increased from 2006 due to the product mix shifting towards prepaid, combined with increased deactivations. WNP porting was a minor source of net positive subscriber loading for TELUS, but contributed to the higher churn level.

•                 Equipment sales, rental and service revenue increased by $2.9 million in 2007 when compared with 2006, due largely to the 10.9% increase in gross subscriber additions.

•                 Intersegment revenues represent services provided by the wireless segment to the wireline segment and are eliminated upon consolidation along with the associated expense in the wireline segment.

Operating expenses – wireless segment (1)	Years ended December 31
($ millions, except employees)	2007	2006	Change
Equipment sales expenses	655.5	574.9	14.0%
Network operating expenses	513.7	451.2	13.9%
Marketing expenses	439.5	422.5	4.0%
General and administration expenses	775.3	673.6	15.1%
Operations expense	2,384.0	2,122.2	12.3%
Restructuring costs	0.9	6.2	(85.5)%
Total operating expenses	2,384.9	2,128.4	12.1%
Operations expense (as adjusted) (2)	2,360.4	2,122.2	11.2%
Total operating expenses (as adjusted) (2)	2,361.3	2,128.4	10.9%
Full-time equivalent employees at end of period	7,643	7,210	6.0%

(1)

General and administration expenses, Operations expense and total operating expenses for 2006 were reduced by $1.9 million from previously reported amounts, as a result of the correction described in Section 1.3.

(2)

Excludes an incremental charge of $23.6 million in 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. Operations expense (as adjusted) and total operating expenses (as adjusted) are regularly reported to the chief operating decision maker.

Wireless segment total operating expenses increased by $256.5 million in 2007 when compared with 2006. Total operating expenses as adjusted to exclude the 2007 net-cash settlement feature increased by $232.9 million to promote, acquire, retain and support the 10.1% annual growth in the subscriber base and the 11.2% growth in Network revenue during 2007.

•                 Equipment sales expenses increased by $80.6 million in 2007 when compared with 2006, due primarily to an increase in the costs to support current and future data revenue growth in upgrading subscribers to full function smartphones combined with an increase in gross subscriber additions.

•                 Network operating expenses increased by $62.5 million in 2007 when compared with 2006. The increase was principally due to higher revenue share with third-party data content providers, licensing costs on data services, higher Canadian and U.S. roaming costs due to in-bucket usage plans and site-related expenses to support cell sites. Expenses in 2007 were net of a reduction arising from CRTC Decision 2007-6 related to retail network access link charges.

•                 Marketing expenses increased by $17.0 million or 4% when compared to 2006, due primarily to higher advertising and promotions costs, increased dealer compensation costs related to the 10.9% increase in gross subscriber additions and increased retention activity. COA per gross subscriber addition decreased by $17 or 4% in 2007, when compared to 2006, due primarily to a greater weighting of prepaid gross subscriber additions. COA was $565.7 million in 2007 as compared to $532.6 million in 2006.

Retention costs as a percentage of network revenue increased to 7.6% in 2007, up from 6.7% in 2006, to support current and future period data revenue growth, including the migration of voice-centric Mike subscribers to PCS, and to a lesser extent, retain customers with the advent of wireless number portability. Upgrades to full function smartphones increased by 210% in the fourth quarter and more than doubled for the full year, as compared to the same periods in 2006, providing enhanced functionality for potential future revenue growth.

•                 General and administration expenses increased by $101.7 million in 2007 when compared with 2006. Excluding non-cash charges for share option awards granted before 2005, general and administration expenses grew by $78.1 million in 2007. The increase was primarily due to a 6% increase in full-time equivalent employees to support the growth in Network revenue, subscribers, and expansion of the client care and Company-owned retail stores teams to manage customer service levels.

•                 Restructuring costs were related to staff reductions associated with the integration of the wireline and wireless operations.

Wireless segment	Years ended December 31
EBITDA ($ millions) and EBITDA margin (%)	2007	2006	Change
EBITDA	1,905.8	1,752.9	8.7%
EBITDA (as adjusted) (1)	1,929.4	1,752.9	10.1%
EBITDA margin	44.4	45.2	(0.8	) pts
EBITDA margin (as adjusted)	45.0	45.2	(0.2	) pts

(1)

Excludes an incremental charge of $23.6 million in 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision maker and corresponds to the definition used in setting TELUS’ 2007 EBITDA targets and revised guidance.

Wireless segment EBITDA increased by $152.9 million in 2007 when compared with 2006. EBITDA (as adjusted) increased by $176.5 million due to Network revenue growth, partially offset by higher retention spend due to increased voice to data migrations, increased network costs related to revenue share with third-party data content providers, and higher general and administration costs to support growth in the subscriber base.

6.              Financial condition

The following are the significant changes in the Consolidated balance sheets during the year ended December 31, 2007.

	At December 31,
($ millions)	2007	2006	Changes		Explanation of the change in balance
		(restated)
Current Assets
Cash and temporary investments, net	19.9	(11.5)	31.4	n.m.	See Section 7: Liquidity and capital resources
Short-term investments	42.4	110.2	(67.8)	(61.5)%	Liquidation of some investments of surplus cash
Accounts receivable	710.9	707.2	3.7	0.5%	Primarily increased wireless receivables related to growth in network revenue, net of the receipt of lease inducements for renegotiated leases
Income and other taxes receivable	120.9	95.4	25.5	26.7%	Increased recovery and interest receivable for favourable tax reassessments of prior years, net of refunds and interest received
Inventories	243.3	196.4	46.9	23.9%	Includes inventories for customer services expected to be implemented in 2008
Prepaid expenses and other	199.5	195.3	4.2	2.2%	—
Current portion of derivative assets	3.8	40.4	(36.6)	(90.6)%	Primarily new net-cash settled equity swaps, offset by the maturity of cross currency swaps related to the Notes that matured June 1, 2007
Current Liabilities
Accounts payable and accrued liabilities	1,476.6	1,363.6	113.0	8.3%

Primarily an increase in the liability for net-cash settled share options net of payments, and an increased payroll liability accrual for one additional day, net of reductions in quality-of-service rate rebate accruals

Income and other taxes payable	7.3	10.3	(3.0)	(29.1)%	Periodic instalment payments made
Restructuring accounts payable and accrued liabilities	34.9	53.1	(18.2)	(34.3)%	Payments under previous programs exceeded new obligations
Advance billings and customer deposits	631.6	606.3	25.3	4.2%	Primarily increased customer deposits and wireless billings, net of draw-downs from price cap deferred revenue
Current maturities of long-term debt	5.4	1,433.5	(1,428.1)	(99.6)%	Repayment of U.S. dollar Notes that matured June 1 and TCI medium-term Notes that matured in February
Current portion of derivative liabilities	26.6	165.8	(139.2)	(84.0)%	Maturity of cross currency swaps related to the Note maturing June 1, partly offset by fair value adjustments for share option hedges
Current portion of future income taxes	503.6	137.2	366.4	n.m.	An increase in temporary differences for current assets and liabilities as well as partnership taxable income that will be allocated in the next 12 months
Working capital (1)	(1,345.3)	(2,436.4)	1,091.1	44.8%	Mainly the repayment of long-term debt that matured June 1 with proceeds from new long-term debt. See Section 7.3 Cash used by financing activities

(1)	Current assets subtracting Current liabilities – an indicator of the ability to finance current operations and meet obligations as they fall due.

Financial Condition Table continued from the previous page.

	As at December 31,
($ millions)	2007	2006	Changes		Explanation of the change in balance
		(restated)
Capital Assets, Net	11,122.0	10,982.1	139.9	1.3%	See Section 5.3 Consolidated results from operations – Depreciation, Amortization as well as Section 7.2 Cash used by investing activities
Other Assets
Deferred charges	1,318.0	1,129.7	188.3	16.7%	Primarily pension plan contributions and pension recoveries resulting from favourable returns on plan assets
Investments	38.9	35.2	3.7	10.5%	Includes new investments and fair value adjustments, net of an $11.8 million writeoff of an equity investment in AMP’D Mobile, Inc.
Goodwill	3,168.0	3,169.5	(1.5)	0.0%	—
Long-Term Debt	4,583.5	3,474.7	1,108.8	31.9%

Includes $1 billion of Notes issued in March and commercial paper issued under a program established in May, partly offset by a decrease in utilized bank facilities and reduction in the Canadian dollar value of 2011 U.S. dollar Notes

Other Long-Term Liabilities	1,717.9	1,257.3	460.6	36.6%	Primarily changes in U.S. dollar exchange rates and a fair value adjustment of the derivative liabilities associated with 2011 U.S. dollar Notes
Future Income Taxes	1,048.1	1,076.5	(28.4)	(2.6)%	Revaluation resulting from enacted reductions in future federal income tax rates, partly offset by an increase in temporary differences for long-term assets and liabilities
Non-Controlling Interests	25.9	23.6	2.3	9.7%	—
Shareholders’ Equity
Common equity	6,926.2	7,048.0	(121.8)	(1.7)%

Decreased primarily due to NCIB expenditures of $749.9 million, dividends of $520.8 million and transitional amounts for accumulated other comprehensive income of $176.2 million; partly offset by Net income of $1,257.9 million and Other comprehensive income of $74.2 million

7.              Liquidity and capital resources

7.1 Cash provided by operating activities

	Years ended December 31
($ millions)	2007	2006	Change
	3,171.7	2,803.7	13.1%

Cash provided by operating activities increased by $368.0 million in 2007 when compared with the same periods in 2006. Changes in cash provided by operating activities included:

•                 EBITDA decreased by $25.7 million in 2007 when compared to 2006 (as described in Section 5: Results from operations);

•                 Share-based compensation expense in excess of payments in 2007 increased by $70.7 million when compared with 2006, for a comparative increase in cash flow;

•                 Employer contributions to employee defined benefit plans decreased by $30.5 million in 2007 when compared to 2006, mainly due to updated actuarial valuations;

•                 Payments under restructuring plans decreased by $33.2 million in 2007 when compared to 2006;

•                 Interest paid decreased by $61.7 million in 2007 when compared to 2006. The decrease was due to lower effective interest rates in 2007, while amounts paid in 2006 included $31.2 million for terminating cross currency interest rate swaps and partial payment of interest in respect of a court decision in a lawsuit regarding a 1997 BC TEL bond redemption matter, partly offset by repayment of forward starting interest rate swaps in the first quarter of 2007;

•                 Interest received increased by $17.4 million in 2007 when compared to 2006 due mainly to the receipt of interest on tax refunds in the fourth quarter of 2007;

•                 Income taxes received net of instalment payments increased by $24.4 million in 2007 when compared to 2006, due mainly to higher collections of income taxes receivable in 2007 as compared to 2006;

•                 Cash provided by a decrease in Short-term investments was $67.8 million in 2007 as compared to an increase of $110.2 million in 2006, for a comparative increase in cash flow of $178.0 million; and

•                 Other changes in non-cash working capital for the respective periods.

7.2 Cash used by investing activities

	Years ended December 31
($ millions)	2007	2006	Change
	1,771.6	1,675.2	5.8%

Cash used by investing activities increased by $96.4 million in 2007 when compared with 2006, due to increased capital expenditures and lower proceeds from the sale of property and other assets, partly offset by acquisitions in 2006 and changes in other investing activities.

Assets under construction were $559.0 million at December 31, 2007, a decrease of $166.4 million from one year earlier. The decrease primarily reflects a transfer of $342.1 million to intangible assets subject to amortization in the first quarter of 2007 for activation of certain phases of the new consolidated wireline billing and client care system, net of increases in other assets under construction during 2007, including new phases of the consolidated wireline billing and client care system.

Capital expenditures	Years ended December 31
($ in millions, ratios in %)	2007	2006	Change
Wireline segment	1,219.0	1,191.0	2.4%
Wireless segment	551.3	427.4	29.0%
TELUS consolidated	1,770.3	1,618.4	9.4%
Capital expenditure intensity ratio (1)	19.5	18.6	0.9	pts
EBITDA less capital expenditures (2)	1,819.0	1,996.6	(8.9)%
EBITDA (as adjusted) less capital expenditures(2)	1,987.7	1,996.6	(0.4)%

(1)

Capital expenditure intensity is measured by dividing capital expenditures by operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.

(2)	See Section 11.1 EBITDA for the calculation and description.

Capital expenditures in 2007 were in line with TELUS target expenditures of approximately $1.75 billion, reflecting an increase of $151.9 million when compared to 2006. Capital intensity in 2007 increased from 2006 due to the planned increase in capital spending. In 2007, TELUS’ EBITDA (as adjusted) less capital expenditures decreased by $8.9 million as a lower wireline EBITDA (as adjusted) and increased total capital expenditures more than offset growth in wireless EBITDA (as adjusted).

•                 Wireline segment capital expenditures increased by $28.0 million in 2007 when compared to the same periods in 2006, due primarily to upfront capital investment to support new enterprise customers, partly offset by lower expenditures for billing and client care system development. Wireline capital expenditure intensity was 24.8% in 2007 as compared to 24.2% in 2006. Wireline cash flow (EBITDA less capital expenditures) was $464.5 million in 2007, a decrease of 30.8% when compared to 2006. Wireline cash flow based on EBITDA (as adjusted) was $609.6 million in 2007, a decrease of 9.2% from 2006.

•                 Wireless segment capital expenditures increased by $123.9 million in 2007 when compared to 2006. The increase was principally related to continued enhancement of digital wireless capacity and coverage. Wireless capital expenditure intensity was 12.8% in 2007 as compared to 11.0% in 2006. Wireless cash flow (EBITDA less capital expenditures) was $1,354.5 million in 2007, representing an increase of 2.2% when compared to 2006. Wireless cash flow based on EBITDA (as adjusted) was $1,378.1 million in 2007, an increase of 4.0% from 2006.

7.3 Cash used by financing activities

	Years ended December 31
($ millions)	2007	2006	Change
	1,368.7	1,148.6	19.2%

Cash used by financing activities increased by $220.1 million in 2007 when compared with 2006.

•                 Proceeds from Common Shares and Non-Voting Shares issued were $0.9 million in 2007 as compared to $104.5 million in 2006. The decrease was due to implementation of the net-cash settlement feature for share option awards granted prior to 2005 and the introduction of the net equity settlement feature in May 2006.

•                 Cash dividends paid to shareholders in 2007 were $520.8 million as compared to $411.7 million in the same period of 2006 due to the increased dividend rate in 2007, partly offset by lower shares outstanding.

•                 The Company repurchased 57% of the maximum 24 million shares allowed under its third NCIB program in effect from December 20, 2006 to December 19, 2007. Consistent with its intent to return surplus cash to shareholders, the Company renewed its NCIB program, which has been in place since December 2004. The renewed program (Program 4) came into effect on December 20, 2007 and is set to expire on December 19, 2008. The maximum number of shares that may be purchased under Program 4 is eight million Common Shares and 12 million Non-Voting Shares. The shares are to be purchased on the Toronto Stock Exchange (TSX) and all repurchased shares will be cancelled. Investors may obtain a copy of the notice filed with the TSX without charge by contacting TELUS Investor Relations.

Normal course issuer bid programs

	Shares repurchased			Purchase cost ($ millions)
By fiscal year and program	Common Shares	Non-Voting Shares	Total	Charged to Share capital (1)	Charged to Retained earnings(2)	Paid
2004 and 2005
Programs 1 and 2	10,893,480	12,107,700	23,001,180	390.4	579.7	970.1
2006
Program 2 ended Dec. 19	5,490,600	10,701,400	16,192,000	297.6	492.8	790.4
Program 3 beginning Dec. 20	—	186,723	186,723	4.0	5.8	9.8
	5,490,600	10,888,123	16,378,723	301.6	498.6	800.2
2007
Program 3 ended Dec. 19	2,904,900	10,571,800	13,476,700	263.7	480.0	743.7
Program 4 beginning Dec. 20	—	134,200	134,200	2.9	3.3	6.2
	2,904,900	10,706,000	13,610,900	266.6	483.3	749.9
Cumulative total	19,288,980	33,701,823	52,990,803	958.6	1,561.6	2,520.2

(1)	Represents the book value of shares repurchased.
(2)	Represents the cost in excess of the book value of shares repurchased.

•                 A major debt issue was completed in March 2007 with five-year and 10-year maturities:

2012 Canadian dollar Notes: the Company publicly issued $300 million 4.50%, Series CC, Notes at a price of $999.91 per $1,000.00 of principal;

2017 Canadian dollar Notes: the Company publicly issued $700 million 4.95%, Series CD, Notes at a price of $999.53 per $1,000.00 of principal;

The Notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice, at a redemption price equal to the greater of (i) the present value of the Notes discounted at the Government of Canada yield plus 15 basis points for the 2012 Notes and 24 basis points for the 2017 Notes, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

•                  On May 15, 2007, TELUS entered into an unsecured commercial paper program, which is backstopped by a portion of its credit facility, enabling it to issue commercial paper up to a maximum aggregate of $800 million (or U.S. dollar equivalent), to be used for general corporate purposes. Commercial paper of $584.9 million was outstanding at December 31, 2007.

•                  Bank facilities were undrawn at December 31, 2007 as compared to $120 million at December 31, 2006.

•                  Debt repayments in 2007 included $1,483.3 million to repay the US$1,166.5 million 7.50% Notes that matured on June 1, and $70 million to repay TCI 7.10% Medium-term Notes that matured in February.

For the anticipated requirements to meet long-term debt repayments, see the Contractual obligations table in Section 7.8 – Commitments and contingent liabilities.

7.4 Liquidity and capital resource measures

Liquidity and capital resource measures
As at, or years ended, December 31	2007	2006	Change
Components of debt and coverage ratios (1) ($millions)
Net debt	6,141.6	6,278.1	(136.5)
Total capitalization – book value	13,197.2	13,349.7	(152.5)
EBITDA - excluding restructuring costs	3,609.7	3,682.8	(73.1)
Net interest cost	440.1	504.7	(64.6)
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	82.4	90.6	(8.2	)pts
Average term to maturity of debt (years)	5.3	4.5	0.8
Net debt to total capitalization (%) (1)	46.5	47.0	(0.5	)pts
Net debt to EBITDA - excluding restructuring costs(1)	1.7	1.7	—
Coverage ratios (1)
Interest coverage on long-term debt	4.2	3.9	0.3
EBITDA - excluding restructuring costs interest coverage	8.2	7.3	0.9
Other measures
Free cash flow ($millions) (2)	1,573.2	1,596.0	(22.8)
Dividend payout ratio (%) (1)	47	45	2	pts

(1)	See Section 11.4 Definition of liquidity and capital resource measures.
(2)	See Section 11.2 Free cash flow for the definition.

Total capitalization decreased because of lower share capital and lower net debt, partly offset by higher retained earnings. Changes in Net debt and 12-month trailing EBITDA did not have a significant impact on the net debt to EBITDA ratio at December 31, 2007 when compared to one year earlier. The average term to maturity of debt of 5.3 years at December 31, 2007 represents an increase from 4.5 years at December 31, 2006 due to repayment of maturing Notes on June 1 and the March debt issue, net of commercial paper issues beginning in May. The proportion of debt on a fixed-rate basis decreased from one year earlier with the issue of commercial paper.

Interest coverage on long-term debt improved by 0.3 because of lower interest expenses. The EBITDA interest coverage ratio improved by 1.0 due to lower net interest costs and decreased by 0.1 due to lower EBITDA excluding restructuring costs. The decrease in free cash flow resulted from higher capital expenditures and cash payments as a result of introducing the net-cash settlement feature, net of higher recoveries of income tax and related interest and lower interest paid. The dividend payout ratio based on actual earnings at December 31, 2007 was 47% and the ratio calculated to exclude the impacts of tax-related adjustments and the charge for introducing the net-cash settlement feature was 54%.

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and provide access to capital at a reasonable cost by maintaining credit ratings in the range of BBB+ to A-, or the equivalent.

TELUS’ long-term financial policies and guidelines are:

•                 Net debt to EBITDA – excluding restructuring costs of 1.5 to 2.0 times; and

•                 Dividend payout ratio of 45 to 55% of sustainable net earnings.

Management expects to maintain its policy guidelines following the acquisition of Emergis in mid-January 2008. The pro forma Net debt to EBITDA – excluding restructuring costs for December 31, 2007 was 1.9 times.

The Company no longer considers the ratio Net debt to total capitalization to be a long-term policy measure. The measure is based on book values of net debt and equity, however, the book value of equity has been reduced significantly by the cumulative effect of normal course issuer bids, which include the market value of equity in excess of book value.

7.5 Credit facilities

On March 2, 2007, TELUS closed a new five-year $2 billion credit facility with a syndicate of 18 financial institutions. The new facility replaced $1.6 billion of existing credit facilities, of which $800 million would have expired in 2008 and $800 million would have expired in 2010. The new facility may be used for general corporate purposes including the backstop of commercial paper. The new facility has no substantial changes in terms and conditions other than reduced pricing and extended term, which reflects favourable market conditions and TELUS’ financial position. Notably, the May 2012 maturity date of the new credit facility extends beyond the maturity date of TELUS’ June 2011 Notes.

At December 31, 2007, TELUS had available liquidity exceeding $1.3 billion from unutilized credit facilities, consistent with the Company’s objective of maintaining at least $1 billion of unutilized liquidity.

TELUS Credit Facilities at December 31, 2007

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	May 1, 2012	2,000.0	—	(103.7)	(587.2)	1,309.1
Other bank facilities	—	77.3	—	(2.9)	—	74.4
Total	—	2,077.3	—	(106.6)	(587.2)	1,383.5

(1)	Canadian dollars or U.S. dollar equivalent.

TELUS’ revolving credit facility contains customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 1.7:1 at December 31, 2007) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 8.4:1 at December 31, 2007) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes. Continued access to TELUS’ credit facility is not contingent on the maintenance by TELUS of a specific credit rating.

On February 12, 2008, TELUS Corporation accepted a committed term sheet from a select group of Canadian banks to provide a new $700 million 364-day revolving credit facility. The provision of this new facility provides incremental liquidity to TELUS and allows TELUS to continue to meet one of its financial objectives, which is to maintain $1 billion in liquidity at all times. TELUS expects to fully document the new facility by the end of the first quarter of 2008. Availability of the new facility is conditional on entering into the final definitive documentation, including customary representations and warranties and no existing default or events of default.

The new credit facility is unsecured and bears interest at Canadian prime and Canadian bankers’ acceptance rates, plus applicable margins. The financial ratio tests in the new facility will be substantially the same as those in the existing $2 billion syndicated facility, which states that the borrower will not permit its net debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined.

7.6 Accounts receivable sale

On July 26, 2002, TCI, a wholly owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, March 1, 2006, and November 30, 2006, with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This revolving-period securitization agreement had an initial term ending July 18, 2007; the November 30, 2006 amendment resulted in the term being extended to July 18, 2008.

TCI is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service (DBRS) or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of February 13, 2008.

Balance of proceeds from securitized receivables ($ millions)	2007 Dec. 31	2007 Sept. 30	2007 June 30	2007 Mar. 31	2006 Dec. 31	2006 Sept. 30	2006 June 30	2006 Mar. 31
	500.0	550.0	500.0	150.0	500.0	350.0	535.0	400.0

7.7 Credit ratings

On February 26, 2007, Moody’s Investors Service upgraded its rating for TELUS by one level to Baa1 (equivalent to BBB+) and assigned an outlook of stable. On March 5, 2007, DBRS upgraded its rating of TELUS Notes to A (low) from BBB (high) and confirmed its A (low) ratings for TCI, all with a stable trend. In addition, DBRS confirmed its preliminary rating of R-1 (low) for TELUS’ commercial paper program.

On June 21, 2007, TELUS announced that it was in non-exclusive discussions to acquire BCE. This was followed by a second announcement by TELUS on June 26 that inadequacies in BCE’s bid process did not make it possible for TELUS to submit an offer as part of the strategic review process announced by BCE. Following the June 21 announcement, DBRS placed its credit ratings for TELUS Corporation and TCI “under review with developing implications.” Similarly, Moody’s affirmed its Baa1 rating for TELUS and changed its outlook to “developing” and Standard and Poors (S&P) placed its credit ratings of TELUS Corporation and TCI on “credit watch with negative implications.”

Following TELUS’ earnings announcement on August 3, 2007, in which management indicated that TELUS did not intend to make a competing offer for BCE, DBRS affirmed its ratings and restored its trend to stable. On August 7, Moody’s affirmed its ratings and restored its outlook to stable. On September 26, S&P removed TELUS and TCI from credit watch, affirmed its ratings for TELUS and TCI and changed its outlook to stable.

In late November, after TELUS’ announced offer for Emergis Inc. and the Federal Industry Minister’s announcement of an AWS spectrum auction framework, DBRS, FitchRatings and S&P confirmed their respective ratings for TELUS and TCI, with stable outlooks or trends.

Credit rating summary	DBRS	S&P	Moody’s	Fitch
Trend or outlook	Stable	Stable	Stable	Stable
TELUS Corporation
Senior bank debt	—	—	—	BBB+
Notes	A (low)	BBB+	Baa1	BBB+
Commercial paper	R-1 (low)	—	—	—
TELUS Communications Inc. (TCI)
Debentures	A (low)	BBB+	—	BBB+
Medium-term notes	A (low)	BBB+	—	BBB+
First mortgage bonds	A (low)	A–	—	—

7.8 Financial instruments, commitments and contingent liabilities

Financial instruments (Note 5 of the Consolidated financial statements)

The Company’s financial instruments and the nature of the risks which they are, or may be, subject to are as set out in the following table:

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Measured at amortized cost
Cash and temporary investments	X			X
Accounts receivable	X
Accounts payable		X
Restructuring accounts payable		X
Short-term obligations		X		X
Long-term debt		X	X	X
Measured at fair value
Short-term investments				X	X
Long-term investments					X
Cross currency interest rate swap derivatives(1)	X	X	X	X
Share-based compensation derivatives(1)	X	X			X
Foreign exchange derivatives(1)	X	X	X

(1)

Use of derivative financial instruments is subject to a policy that requires that no derivative transaction be entered into for the purpose of establishing a speculative or leveraged position and sets criteria for the credit-worthiness of the transaction counterparties.

Credit risk

Credit risk associated with Cash and temporary investments is minimized substantially by ensuring that these financial assets are placed with governments, well-capitalized financial institutions and other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Credit risk associated with Accounts receivable is minimized by the Company’s large customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations.

No interest is charged on customer accounts which are current. Thereafter, interest is charged at a regulatory-based rate on Wireline segment outstanding balances and a market rate on Wireless segment outstanding balances.

The Company must make significant estimates in respect of the allowance for doubtful accounts. Current economic conditions, historical information, why the accounts are past-due and line of business from which the accounts receivable arose are all considered when determining whether past-due accounts should be allowed for. The provision for doubtful accounts is calculated on a specific-identification basis for accounts over a specific balance threshold and on a non-specific basis for the remainder.

Counterparties to the Company’s cross currency interest rate swap agreements, share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedges due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote.

Liquidity risk

The Company manages liquidity risk by maintaining bilateral bank facilities and a credit facility, and by continuously monitoring forecast and actual cash flows and managing maturity profiles of financial assets and financial liabilities. The Company has significant debt maturities in future years. The Company has access to a shelf prospectus, in effect until September 2009, pursuant to which it can issue $3 billion of debt or equity securities. The Company believes that its investment grade credit ratings provide reasonable access to capital markets to facilitate future debt issuance. The Company does not currently believe that it will encounter difficulty in meeting its obligations associated with financial liabilities.

Currency risk

The Company’s functional currency is the Canadian dollar, but it regularly transacts in U.S. dollars due to certain routine revenues and operating costs being denominated in U.S. dollars, as well as sourcing some inventory purchases and capital asset acquisitions internationally. The U.S. dollar is the only foreign currency to which the Company has a significant exposure.

The Company’s foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts on an exception basis only.

The Company is also exposed to currency risks in that the fair value or future cash flows of its U.S. dollar denominated long-term debt will fluctuate because of changes in foreign exchange rates. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity.

Interest rate risk

The Company is exposed to interest rate risk in that changes in market interest rates will cause fluctuations in the fair value or future cash flows of its temporary investments (if any), Short-term investments (if any), short-term obligations (if any), long-term debt and cross currency interest rate swap derivatives.

When the Company has temporary investments, they have short maturities and fixed rates, thus their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, future cash flows do not change due to changes in market interest rates.

If the balance of Short-term investments included debt instruments and/or dividend-paying equity instruments, the Company could be exposed to interest rate risks.

As short-term obligations, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is immaterial.

In respect of the Company’s outstanding Long-term debt, other than for commercial paper and amounts drawn on its credit facility, it is all effectively fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates, but, absent early redemption and/or foreign exchange rate fluctuations, future cash flows do not. Due to the short maturities of commercial paper, its fair values are not materially affected by changes in market interest rates, but cash flows representing interest payments may be if the commercial paper is rolled over. Amounts drawn on the Company’s credit facility will be affected by changes in market interest rates in a manner similar to commercial paper.

Similar to fixed-rate debt, the fair value of the Company’s cross currency interest rate swap derivatives fluctuates with changes in market interest rates as the interest rate swapped to is fixed; absent early redemption, future cash flows do not change due to changes in market interest rates.

Other price risk

If the balance of Short-term investments included equity instruments, the Company would be exposed to equity price risks. On Long-term investments, the Company is exposed to equity price risks arising from investments accounted for using the cost method. Such investments are held for strategic rather than trading purposes.

The Company is exposed to other price risk arising from cash-settled share-based compensation (an appreciating share price increases both the expense and the potential cash outflow). Cash-settled equity swap agreements have been entered into that establish a cap on the Company’s cost associated with its net-cash settled share options and fix the Company’s cost associated with its restricted stock units.

Market risk

Had the Canadian dollar/U.S. dollar foreign exchange rates, market interest rates and the Company’s Non-Voting Share prices varied by reasonably possible amounts from their actual fiscal year values, and had these variances been recognized, Net income and Other comprehensive income for the year ended December 31, 2007, could have varied. The Company is exposed to other price risks in respect of its financial instruments, as discussed further in Fair value (following). Changes in the Company’s Common Share price would not have materially affected the Company’s Net income or its Other comprehensive income.

Fair value

The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring accounts payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company’s investments accounted for using the cost method would not exceed their fair values.

The carrying value of short-term investments equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices.

The fair values of the Company’s long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity, as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company’s derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.

The fair values of the Company’s derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are estimated based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions.

The effect in 2007 of the adoption of comprehensive income on the Company’s derivatives was to record them at their fair values rather than at their carrying amounts. The primary change was in derivatives classified as held for hedging and used to manage interest rate and currency risks associated with U.S. dollar denominated debt, as shown in the table below.

		2007				2006
	As at December 31 ($ millions)	Hedging item maximum maturity date	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
	Liabilities
	Long-term debt
	Principal			4,588.9	4,960.3		4,908.2	5,535.9
	Derivatives(1) classified as held for hedging and used to manage interest rate and currency risks associated with U.S. dollar denominated debt
	• Derivative asset	2007	—	—		809.9	(40.4)
• Derivative liability	– Current	2007	—	—		673.4	165.8
	– Non-current	2011	2,950.5	1,179.5		2,950.5	710.3
				1,179.5			835.7
	• Interest payable			8.2			6.3
	Net			1,187.7	1,187.7		842.0	1,090.6
	Derivatives(1) used to manage interest rate risk associated with planned refinancing of debt maturing June 1, 2007	2007	—	—	—	500.0	—	6.5
				5,776.6	6,148.0		5,750.2	6,633.0

(1)	Designated as cash flow hedging items.

Commitments and contingent liabilities (Note 19 of the Consolidated financial statements)

Price cap deferral accounts

On May 30, 2002, and on July 31, 2002, the CRTC issued Decisions 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account. The Company must make significant estimates and assumptions in respect of the deferral accounts given the complexity and interpretation required of Decisions 2002-34 and 2002-43. Accordingly, the Company estimates, and records, an aggregate liability of $147.1 million as at December 31, 2007 (2006 – $164.8 million), to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it; management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its periodic review of the Company’s deferral account, disagrees with management’s estimates and assumptions, the CRTC may adjust the deferral account balance and such adjustment may be material. Ultimately, this process results in the CRTC determining if, and when, the deferral account liability is settled.

On February 16, 2006, the CRTC issued Decision CRTC 2006-9, Disposition of funds in the deferral account. In its decision the CRTC determined that the majority of the accumulated liability within the respective incumbent local exchange carrier’s deferral account was to be made available for initiatives to expand broadband services within their incumbent local exchange carrier operating territories to rural and remote communities where service is currently not available. In addition, a minimum of five per cent of the accumulated deferral account balance must be used for initiatives that enhance accessibility to telecommunications services for individuals with disabilities. To the extent that the deferral account balance exceeds the approved initiatives, the remaining balance will be distributed in the form of a one-time rebate to local residential service customers in non-high cost serving areas. Finally, the CRTC indicated that subsequent to May 31, 2006, no additional amounts are to be added to the deferral account and, instead, are to be dealt with via prospective rate reductions.

In September 2006, the Federal Court of Appeal granted the Consumers Association of Canada, the National Anti-Poverty Organization and also Bell Canada leave to appeal CRTC Telecom Decision 2006-9. The consumer groups have filed their appeal asking the Court to direct rebates to local telephone subscribers, rather than have the accumulated deferral account funds used for purposes determined by the CRTC, as noted above. Bell Canada has also filed its appeal of Decision 2006-9 on the grounds that the CRTC exceeded its jurisdiction to the extent it approves rebates from the deferral account. These two appeals have been consolidated and were heard by the Federal Court of Appeal in January 2008 with a judgment expected to be issued by the Federal Court of Appeal within the first quarter of 2008. Within that hearing the Federal Court of Appeal further granted Bell Canada a motion for a stay of CRTC Telecom Decision 2006-9 in so far as it requires the disposition of funds in the deferral accounts for any activities other than the improvement of accessibility to communications services for persons with disabilities. See Note 19(a) of the Consolidated financial statements for additional information regarding the Deferral account.

Contractual obligations

The Company’s known contractual obligations at December 31, 2007, are quantified in the following table. Interest obligations are not included. Where applicable, long-term debt maturities reflect hedged foreign exchange rates. Uncertain income tax positions that could result in current income taxes being payable have been substantially funded.

	Long-term debt maturities
	All except		Other long-term	Operating	Purchase
($ millions)	capital leases	Capital leases	liabilities	leases	obligations	Total
2008	2.0	3.4	16.8	230.5	415.5	668.2
2009	0.7	0.8	27.6	224.5	97.0	350.6
2010	80.0	0.8	18.3	223.3	35.5	357.9
2011	2,950.5	0.9	18.4	209.6	24.6	3,204.0
2012	887.2	0.2	18.6	195.9	17.4	1,119.3
Thereafter	1,749.1	—	166.6	1,366.6	49.7	3,332.0
Total	5,669.5	6.1	266.3	2,450.4	639.7	9,032.0

Guarantees

Canadian GAAP requires the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a worst-case scenario and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events. In the normal course of its operations, the Company enters into obligations that GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. As at December 31, 2007, the Company’s maximum undiscounted guarantee amounts, without regard for the likelihood of having to make such payment, were not material.

In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share would have been 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action that would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

As at December 31, 2007, the Company has no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, other than as disclosed in Note 19(e) of the Consolidated financial statements and Section 10.9 Litigation and legal matters.

7.9 Outstanding share information

The following is a summary of the outstanding shares for each class of equity at December 31, 2007 and January 31, 2008. In addition, for January 31, 2008, the total number of outstanding and issuable shares is presented assuming full conversion of outstanding options as well as options not yet granted, but for which shares have been reserved.

Outstanding shares (millions of shares)	Common Shares	Non-Voting Shares	Total shares
Common equity
Outstanding shares at December 31, 2007 and January 31, 2008	175.7	148.6	324.3	(1)
Options outstanding and issuable(2) at January 31, 2008	0.5	15.6	16.1
	176.2	164.2	340.4

(1)	For the purposes of calculating diluted earnings per share, the number of shares was 334.2 million for the year ended December 31, 2007.
(2)	Assuming full conversion and ignoring exercise prices.

8.              Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

TELUS’ significant accounting policies are described in Note 1 of the Consolidated financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Management’s estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s critical accounting estimates are described below and are generally discussed with the Audit Committee each quarter.

General

•                 Unless otherwise specified in the discussion of the specific critical accounting estimates, the Company is not aware of trends, commitments, events or uncertainties that it reasonably expects to materially affect the methodology or assumptions associated with the critical accounting estimates, subject to the items identified in the Caution regarding forward-looking statements section of this Management’s discussion and analysis.

•                 In the normal course, changes are made to assumptions underlying all critical accounting estimates to reflect current economic conditions, updating of historical information used to develop the assumptions and changes in the Company’s debt ratings, where applicable. Unless otherwise specified in the discussion of the specific critical accounting estimates, it is expected that no material changes in overall financial performance and financial statement line items would arise either from reasonably likely changes in material assumptions underlying the estimate or from selection of a different estimate from within a valid range of estimates.

•                 All critical accounting estimates are uncertain at the time of making the estimate and affect the following Consolidated statements of income line items: income taxes (except for estimates about goodwill) and Net income. Similarly, all critical accounting estimates affect the following Consolidated balance sheet line items: current assets (income and other taxes receivable); current liabilities (income and other taxes payable); future income tax liabilities; and shareholders’ equity (retained earnings). Generally, the discussion of each critical accounting estimate does not differ between the Company’s two segments: wireline and wireless.

•                 The critical accounting estimates affect the Consolidated statements of income and Consolidated balance sheet line items as follows:

Consolidated statements of income
Operating expenses
Consolidated balance sheet	Operating revenues	Operations	Depreciation		Amortization of intangible assets		Other expense, net
Accounts receivable		X
Inventories		X
Capital assets and goodwill(1)			X		X
Investments							X
Advance billings and customer deposits	X	X	X		X
Employee defined benefit pension plans		X	X	(2)	X	(2)

(1)	Accounting estimate, as applicable to intangible assets with indefinite lives and goodwill, primarily affects the Company’s wireless segment.
(2)	Accounting estimate impact due to internal labour capitalization rates.

Accounts receivable

General

•                 The Company considers the business area that gave rise to the accounts receivable, performs statistical analysis of portfolio delinquency trends and performs specific account identification when determining its allowance for doubtful accounts. This information is also used in conjunction with current market-based rates of borrowing to determine the fair value of its residual cash flows arising from accounts receivable securitization. The fair value of the Company’s residual cash flows arising from the accounts receivable securitization is also referred to as its retained interest.

•                 Assumptions underlying the allowance for doubtful accounts include portfolio delinquency trends and specific account assessments made when performing specific account identification. Assumptions underlying the determination of the fair value of residual cash flows arising from accounts receivable securitization include those developed when determining the allowance for doubtful accounts as well as the effective annual discount rate.

•                 These accounting estimates are in respect of the Accounts receivable line item on the Company’s Consolidated balance sheet comprising approximately 4% of total assets as at December 31, 2007. If the future were to adversely differ from management’s best estimates of the fair value of the residual cash flows and the allowance for doubtful accounts, the Company could experience a bad debt charge in the future. Such a bad debt charge does not result in a cash outflow.

Key economic assumptions used to determine the fair value of residual cash flows arising from accounts receivable securitization

•                 The estimate of the Company’s fair value of its retained interest could materially change from period to period due to the fair value estimate being a function of the amount of accounts receivable sold, which can vary on a monthly basis. See Note 13 of the Consolidated financial statements for further analysis.

The allowance for doubtful accounts

•                 The estimate of the Company’s allowance for doubtful accounts could materially change from period to period due to the allowance being a function of the balance and composition of accounts receivable, which can vary on a month-to-month basis. The variance in the balance of accounts receivable can arise from a variance in the amount and composition of operating revenues, from a variance in the amount of accounts receivable sold to the securitization trust and from variances in accounts receivable collection performance.

Inventories

The allowance for inventory obsolescence

•                 The Company determines its allowance for inventory obsolescence based upon expected inventory turnover, inventory aging, and current and future expectations with respect to product offerings.

•                 Assumptions underlying the allowance for inventory obsolescence include future sales trends and offerings and the expected inventory requirements and inventory composition necessary to support these future sales offerings. The estimate of the Company’s allowance for inventory obsolescence could materially change from period to period due to changes in product offerings and consumer acceptance of those products.

•                 This accounting estimate is in respect of the Inventory line item on the Company’s Consolidated balance sheet, which comprises approximately 1% of total assets as at December 31, 2007. If the allowance for inventory obsolescence was inadequate, the Company could experience a charge to operations expense in the future. Such an inventory obsolescence charge does not result in a cash outflow.

Capital assets and Goodwill

General

•                 The accounting estimates for Capital assets and Goodwill represent approximately 65% and 19%, respectively, of TELUS’ Consolidated balance sheet, as at December 31, 2007. If TELUS’ estimated useful lives of assets were incorrect, it could experience increased or decreased charges for amortization of intangible assets or depreciation in the future. If the future were to adversely differ from management’s best estimate of key economic assumptions and associated cash flows were to materially decrease, the Company could potentially experience future material impairment charges in respect of its capital assets, including intangible assets with indefinite lives and goodwill. If intangible assets with indefinite lives were determined to have finite lives at some point in the future, the Company could experience increased charges for amortization of intangible assets. Such charges do not result in a cash outflow and of themselves would not affect the Company’s immediate liquidity.

The estimated useful lives of assets; the recoverability of tangible assets

•                 The estimated useful lives of assets are determined by a continuing program of asset life studies. The recoverability of tangible assets is significantly impacted by the estimated useful lives of assets.

•                 Assumptions underlying the estimated useful lives of assets include timing of technological obsolescence, competitive pressures and future infrastructure utilization plans.

The recoverability of intangible assets with indefinite lives; the recoverability of goodwill

•                 Consistent with current industry-specific valuation methods, the Company uses a discounted cash flow model combined with a market-based approach in determining the fair value of its spectrum licences and goodwill. See Note 14(c) of the Consolidated financial statements for further discussion of methodology.

•                 The most significant assumptions underlying the recoverability of intangible assets with indefinite lives and goodwill include: future cash flow and growth projections, including economic risk assumptions and estimates of achieving desired key operating metrics and drivers; future weighted average cost of capital; and annual earnings multiples. Significant factors impacting these assumptions include estimates of future market share, key operating metrics such as churn and ARPU, level of competition, technological developments, interest rates, market economic trends, debt levels and the cost of debt. Sensitivity testing is discussed in Note 14(c) of the Consolidated financial statements.

Investments

The recoverability of long-term investments

•                 The Company assesses the recoverability of its long-term investments on a regular, recurring basis. The recoverability of investments is assessed on a specific identification basis taking into consideration expectations about future performance of the investments and comparison of historical results to past expectations.

•                 The most significant assumptions underlying the recoverability of long-term investments are the achievement of future cash flow and operating expectations. The estimate of the Company’s recoverability of long-term investments could change from period to period due to the recurring nature of the recoverability assessment and due to the nature of long-term investments (the Company does not control the investees).

•                 If the allowance for recoverability of long-term investments were inadequate, the Company could experience an increased charge to Other expense in the future. Such a provision for recoverability of long-term investments does not result in a cash outflow.

Income tax assets and liabilities

The amount and composition of income tax assets and income tax liabilities, including the amount of unrecognized tax benefits

•                 Assumptions underlying the composition of income tax assets and liabilities, including the amount of unrecognized tax benefits, are based upon an assessment of tax positions as to whether, on their technical merit, they are more likely than not of being sustained upon examination, and then an estimate of the amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with taxing authorities. Such assessments are based upon the applicable income tax legislation, regulations and interpretations, all of which in turn are subject to interpretation.

•                 Current income tax assets and liabilities are estimated based upon the amount of tax that is calculated as being owed to taxing authorities, net of periodic instalment payments. Future income tax liabilities are comprised of the tax effect of temporary differences between the carrying amount and tax basis of assets and liabilities as well as the tax effect of undeducted tax losses. The timing of the reversal of the temporary differences is estimated and the tax rate substantively enacted for the periods of reversal is applied to the temporary differences. The carrying amounts of assets and liabilities are based upon the amounts recorded in the financial statements and are therefore subject to accounting estimates that are inherent in those balances. The tax basis of assets and liabilities as well as the amount of undeducted tax losses are based upon the assessment of tax positions and measurement of tax benefits as noted above. Assumptions as to the timing of reversal of temporary differences include expectations about the future results of operations and cash flows. The composition of income tax liabilities is reasonably likely to change from period to period because of changes in the estimation of these significant uncertainties.

•                 This accounting estimate is in respect of material asset and liability line items on the Company’s Consolidated balance sheet comprising less than 1% of total assets and approximately 9% of total liabilities and shareholders’ equity as at December 31, 2007. If the future were to adversely differ from management’s best estimate of the likelihood of tax positions being sustained, the amount of tax benefit that is greater than 50% likely of being realized, the future results of operations, the timing of reversal of deductible temporary differences and taxable temporary differences, and the tax rates applicable to future years, the Company could experience material future income tax adjustments. Such future income tax adjustments could result in an acceleration of cash outflows at an earlier time than might otherwise be expected.

Advance billings and customer deposits

The accruals for CRTC deferral account liabilities

•                 The deferral account arose from the CRTC requiring the Company to defer the income statement recognition of a portion of the monies received in respect of residential basic services provided to non-high cost serving areas; such deferral requirement ended on May 31, 2006. The revenue deferral was based on the rate of inflation, less a productivity offset of 3.5%, and an exogenous factor that was associated with allowed recoveries in previous price cap regimes that have now expired. The critical estimate arises from the Company’s recognition of the deferred amounts. The Company may recognize the deferred amounts upon the undertaking of qualifying actions, such as Service Improvement Programs in qualifying non-high cost serving areas, rate reductions (including those already mandated by the CRTC in respect of discounts on Competitor Digital Network services) and/or rebates to customers. As described in Note 19(a) of the Consolidated financial statements and Section 10.3 Regulatory — Price cap regulation, amounts in the deferral account are currently the subject of appeals to the Federal Court of Appeal by certain consumer groups and Bell Canada.

•                 Assumptions underlying the accruals for the CRTC deferral account that were uncertain at the time of making the estimate include what actions will ultimately qualify for recognition of deferred amounts and over what period of time qualifying deferred amounts are to be recognized in the Company’s Consolidated statements of income. The manner in which deferred amounts are recognized, and the amounts thereof, are reasonably likely to change as such recognition is ultimately dependent upon future decisions made by the CRTC, and resolution of appeals to the courts.

•                 This accounting estimate is in respect of an item within the advance billings and customer deposits line item on TELUS’ Consolidated balance sheet and which, itself, comprises approximately 4% of total liabilities and shareholders’ equity. If the Company’s estimate of deferred amounts recognized, and the timing of the recognition thereof, were to differ materially from what the CRTC ultimately decides is allowable, revenues could possibly be materially impacted. Such a revenue impact would not be expected to be accompanied by a corresponding impact in net cash inflows. Should the consumer groups be successful in their appeal of the use of deferral account amounts, the Company may be required to remit a one-time refund to its entire local residential subscriber base. As the deferral account balance was fully provided for in previous financial statements, the potential refund will not impact TELUS’ subsequent income from operations. Such a refund would result in a net cash outflow, potentially offset by reduced capital investment as the Company re-addresses its intent to extend broadband services to uneconomic remote and rural communities. In the event that Bell Canada is successful in its appeal, TELUS may realize additional revenue equal to the amount of the deferral account that would otherwise have been rebated by the CRTC. Such a revenue impact would not be expected to be accompanied by a corresponding impact in net cash inflows.

Employee defined benefit pension plans

Certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets

•                 The Company reviews industry practices, trends, economic conditions and data provided by actuaries when developing assumptions used in the determination of defined benefit pension costs and accrued pension benefit obligations. Pension plan assets are generally valued using market prices, however, some assets are valued using market estimates when market prices are not readily available. Defined benefit pension costs are also affected by the quantitative methods used to determine estimated returns on pension plan assets. Actuarial support is obtained for interpolations of experience gains and losses that affect the defined benefit pension costs and accrued benefit obligations. The discount rate, which is used to determine the accrued benefit obligation, is based upon the yield on long-term, high-quality fixed term investments, and is set annually. The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by plans’ target asset allocations. Future increases in compensation are based upon the current benefits policies and economic forecasts.

•                  Assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets include: discount rates, long-term rates of return for plan assets, market estimates and rates of future compensation increases. Material changes in overall financial performance and financial statement line items would arise from reasonably likely changes, because of revised assumptions to reflect updated historical information and updated economic conditions, in the material assumptions underlying this estimate. See Note 12(i) of the Consolidated financial statements for further analysis.

•                  This accounting estimate is in respect of a component of the largest operating expense line item on the Company’s Consolidated statements of income. If the future were to adversely differ from management’s best estimate of assumptions used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets, the Company could experience future increased defined benefit pension expense. The magnitude of the immediate impact is lessened, as the excess of net actuarial gains and losses in excess of 10% of the greater of the benefit obligation and the fair value of the plan assets is amortized over the average remaining service period of active employees of the plan.

8.2 Accounting policy developments (Note 2 of the Consolidated financial statements)

Convergence with International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period to be complete by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS. The United States’ Financial Accounting Standards Board and the International Accounting Standards Board have completed a joint-project on business combinations and non-controlling interests.

As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS, and that this Canadian convergence initiative is in an early stage as of the date of these consolidated financial statements, it is premature to currently assess the impact of the Canadian initiative on the Company.

Comprehensive income; recognition and measurement of financial instruments

Overview: Commencing with the Company’s 2007 fiscal year, the recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) apply to the Company. Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company’s specific instance, is primarily to include changes in shareholders’ equity arising from unrealized changes in the fair values of certain financial instruments.

The majority of the impact on the Company of adopting the other comprehensive income and related standards currently arises from the Company’s cross currency interest rate swap agreements and, to a lesser extent, the cash-settled equity forward agreements that the Company entered into in respect of share-based compensation.

In the application of hedge accounting to U.S. dollar denominated long-term debt future cash outflows, an amount (the hedge value) is recorded in the Consolidated balance sheets in respect of the value of the hedging items. In respect of these future cash flows, the difference arising from the adoption of the newly applied CICA recommendations is the difference between: (a) the hedging asset or liability necessary to recognize the Canadian dollar equivalent of the value of the hedged items at the rate of exchange in the hedging items; and (b) the fair value of the hedging items. This is illustrated in the following table:

	2007	2006
As at December 31 ($ millions)	2011 Notes	2007 Notes	2011 Notes	Total
Canadian dollar equivalent of principal at rates of exchange in hedging items	2,950.5	1,483.3	2,950.5	4,433.8
Canadian dollar equivalent of principal at balance sheet date rate of exchange	1,908.3	1,357.9	2,240.2	3,598.1
Hedge value necessary to reflect rates of exchange in hedging items	1,042.2	125.4	710.3	835.7
Difference arising from newly applied CICA recommendations(1)	137.3	14.2	250.8	265.0
Fair value of hedging items	1,179.5	139.6	961.1	1,100.7

(1)	The amounts as at December 31, 2006, are included in the transitional adjustments

Comprehensive income as prescribed by U.S. GAAP is largely aligned with comprehensive income as prescribed by Canadian GAAP, other than for pension accounting impacts. In the Company’s specific instance, U.S. GAAP includes, in respect of pension and other defined benefit plans, the difference between the net funded states of the plans and the net accrued benefit asset or liability.

Implementation and application: In the Company’s specific instance, the transitional rules for these sections generally require prospective implementation at the beginning of a fiscal year (the exception being in respect of the cumulative foreign currency translation adjustment, which is retrospectively adjusted for at the beginning of the fiscal year of adoption).

Costs of issuing debt securities, less amortization, are now netted against the debt security from which they arose. This resulted in a consolidated balance sheet reclassification from deferred charges to long-term debt of $19.9 million as at December 31, 2006. Prior to 2007, costs of issuing debt securities were amortized on a straight-line basis. Such costs are now required to be amortized using the effective interest method. The Company was not materially affected by the change in amortization method, which was prospectively applied.

In the ongoing application of these recommendations, the Company was required to select from a number of pertinent alternative acceptable accounting principles and methods and the Company has made the following selections:

Financial instrument	Classified as available-for-sale or held as part of a cash flow hedging relationship(1)	Classified as held for trading(1) (2)	Company’s reason for classification selection
• Short-term marketable security investments(3)		X	This method better reflects management’s investment intentions
• Long-term investments(3)	X		The classification as available-for-sale better reflects management’s investment intentions
• Stand-alone derivatives which are a part of an established and documented cash flow hedging relationship	X		This classification as held for hedging results in a better matching of the change in the fair value with the risk exposure being hedged

(1)

The distinction between classification as available-for-sale (or held as part of a cash flow hedging relationship) or held for trading is that unrealized changes in the fair values of financial instruments classified as available-for-sale, or the effective portion of unrealized changes in the fair value of financial instruments held for hedging, are included in other comprehensive income and unrealized changes in the fair values of financial instruments classified as held for trading are included in net income.

(2)	Certain financial instruments that are not required to be classified as held for trading may be classified as held for trading if the Company so chooses.
(3)

In respect of investments in securities for which the fair values can be reliably measured, the Company determines the classification on an instrument-by-instrument basis at the time of initial recognition.

•                 Accounts receivable that are available-for-sale to an arm’s-length securitization trust are accounted for as loans and receivables. The Company has selected this method as the benefits that would have been expected to arise from using the available-for-sale method were not expected to exceed the costs of selecting and implementing that method.

•                 Regular-way purchases or sales (those which require actual delivery of financial assets or financial liabilities) are recognized on the trade date. The Company has selected this method as it is consistent with the mandatory trade-date accounting required for derivative instruments.

•                 Transaction costs, other than in respect of held for trading items, are added to the initial fair value of the acquired financial asset or financial liability. The Company has selected this method as it believes that this results in a better matching of the transaction costs with the periods benefiting from the transaction costs.

•                 In respect of hedges of anticipated transactions, which in the Company’s specific instance currently relates to inventory purchase commitments, hedge gains/losses which will be included in the cost of the inventory and will be expensed when the inventory is sold. The Company has selected this method as it believes that a better matching with the risk exposure being hedged is achieved.

Effects disclosure: The effects of the application of CICA Handbook Sections 1530, 3855 and 3865 on the Company’s results of operations and retained earnings for the year ended December 31, 2007 and financial position at December 31, 2007 are enumerated in Note 2(b) of the Consolidated financial statements.

Financial instruments – disclosure; presentation

In respect of its 2007 fiscal year, the Company had to comply with the recommendations of the CICA for financial instrument disclosure and presentation (CICA Handbook Section 3861). As an activity consistent with Canadian GAAP being evolved and converged with IFRS, the existing recommendations for financial instrument disclosure will be replaced with new recommendations (CICA Handbook Section 3862); the existing recommendations for financial instrument presentation will be carried forward, unchanged (CICA Handbook Section 3863).

Commencing with the Company’s 2008 fiscal year, the new recommendations of the CICA for financial instrument disclosures will apply to the Company. The new recommendations will result in incremental disclosures, relative to those currently, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how an entity manages those risks. The Company does not expect to be materially affected by the new recommendations.

Inventories

Commencing with the Company’s 2008 fiscal year, the new, IFRS-converged recommendations of the CICA for accounting for inventories (CICA Handbook Section 3031) will apply to the Company. The new recommendations provide more guidance on the measurement and disclosure requirements for inventories; significantly, the new recommendations allow the reversals of previous write-downs to net realizable value where there is a subsequent increase in the value of inventories. The Company does not expect to be materially affected by the new recommendations.

Employee future benefits transitional pension asset accounting

In the adoption and implementation of new accounting recommendations for employee future benefits (CICA Handbook Section 3461) in the 2000 fiscal year, various estimates and determinations were made. At the time of implementation, the Company concluded that one defined benefit pension plan had certain unique features and, to account for these features, the Company recognized one-half of the associated transitional asset through amortization over the associated expected average remaining service life of the employee group at the time of implementing the then new recommendations. During the year, the Company revisited the various determinations made in 2000 and concluded that it should have recognized the entire associated transitional asset. See Note 2(e) of the Consolidated financial statements.

9.              General outlook

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis, and Section 10: Risks and risk management.

In 2007, the Canadian telecom industry generated estimated revenues of approximately $40 billion, with Bell Canada and affiliated companies representing about 45% of the total. As the second largest telecommunications provider in Canada, TELUS generated almost $9.1 billion in revenues in 2007, or approximately 23% of the total.

Revenue in the Canadian telecom market grew an estimated 5.5% in 2007, consistent with the high end of the 3.5 to 6% growth experienced in recent years and better than overall GDP growth. Wireless and enhanced data continue to be the focus of increased investment and act as growth engines for the sector. Offsetting this growth was continued wireline industry weakness in voice service revenue, with declining long distance and legacy data revenues, partially offset by growth in enhanced data services.

TELUS’ continued focus on national growth in wireless, data and IP, and the impact of a strong Western economy, were partially offset by wireline losses to cable telephony, resulting in 4.5% consolidated revenue growth. TELUS expects higher growth in 2008 due to a continued focus on data, IP and wireless, including the Future Friendly Home strategy that leverages investments in wireless, broadband facilities and TELUS TV, as well as the acquisition of Emergis.

The telecom landscape is expected to remain competitive in 2008. On the wireline front, traditional services remain under pressure. Local and long distance revenues are expected to continue to be impacted by consumer migration from wireline to wireless and VoIP services. With basic cable-TV subscriber additions flat and high-speed Internet subscriber growth slowing, cable-TV companies have increased certain pricing, and are continuing to roll out higher-speed Internet services, Internet telephony and digital cable-TV services to fuel growth. At the end of 2007, Shaw Communications had more than

400,000 residential telephone subscribers, and Rogers Communications and Videotron continue to add Internet telephony customers in their service areas in Central Canada.

The federal government moved the telecommunications industry towards a more open and deregulated wireline environment, based on increased reliance on market forces, with an April 2007 Order in Council. This directed the CRTC to grant residential local exchange forbearance in markets with three independent facilities-based competitors each capable of serving at least 75% of residential lines, and business forbearance in markets with two facilities-based competitors each capable of serving at least 75% of business lines. It also reduced the number of quality-of-service indicators to be met and removed restrictions on winbacks and promotions by incumbent telecoms. Forbearance provides TELUS and other incumbent telecom companies with significantly enhanced flexibility in pricing, promotions and bundling to compete on a go-forward basis in an increasingly competitive market.

The wireless market in Canada is expected to continue to be very competitive and generate continued growth as penetration rates (wireless subscribers as a per cent of population) increase. In 2007, communications companies with greater wireless exposure generally benefited from higher revenue and cash flow growth. Rogers and TELUS, both with high exposure to wireless, announced dividend increases and share buyback programs.

On the other hand, low exposure to wireless and low growth were likely contributing factors leading to a strategic review process at BCE Inc., parent company of Bell Canada. As a result of this strategic review, in June 2007 BCE announced that it had entered into a definitive agreement to be acquired by a group of private equity investors. (See Section 1.2.) There may be a change in BCE’s strategy as well as its operational and investment priorities after the completion of the privatization.

Wireless

The wireless industry continues to experience robust growth with estimated year-over-year industry revenue and EBITDA growth of approximately 13% and 19%, respectively.

The fact that Canada’s penetration rate lags those of other developed countries, due to structural and timing differences, continues to represent a considerable growth opportunity. Penetration rates in many Western European countries have surpassed 100%. Asian countries, such as Korea, are approaching 90% penetration. These rates are not exactly comparable or achievable in North America due to higher-quality, lower-cost, fixed-rate local service, multiple subscriptions being possible on one GSM handset in Europe and differences in postpaid and prepaid mix. The U.S. wireless industry is more comparable to Canada, with a penetration rate of more than 80%, resulting in part from a two-year head start in the U.S. Canada continues to grow strongly with approximately 1.7 million new subscribers in 2007, an estimated 4.9 point increase in penetration to approximately 61%, with similar growth expected in 2008.

A key driver of wireless growth continues to be the increased adoption and usage of data services such as text messaging, mobile computing, gaming, ringtones, music, mobile TV and PDAs. To capture this opportunity, Canadian wireless providers continue the roll-out of faster, next generation high-speed wireless networks, with TELUS currently benefiting from the fastest coast-to-coast high-speed wireless network in Canada. In 2007, wireless data in Canada represented an estimated 13% of industry ARPU. This compares to approximately 30% in Asia, 20% in Europe and 20% in the U.S., indicating an ongoing growth opportunity.

Competition in the wireless market is anticipated to remain intense due to a number of factors. While TELUS, Rogers and Bell account for the majority of market share, MVNOs such as Virgin Mobile, Videotron Ltd., and President’s Choice remain active. In the price-sensitive market, Bell and Rogers continue to aggressively promote their respective Solo and Fido discount brand offerings.

In March 2007, industry-wide wireless number portability was successfully implemented in Canada, which allowed customers to move to a different provider while retaining their existing phone number. Canada was the first country to simultaneously implement full number portability: wireless to wireless, wireless to wireline, and wireline to wireless. The removal of this key switching barrier initially resulted in increased industry churn rates, gross additions, and customer acquisition and retention expenditures.

In 2007, the federal government released its Policy Framework for the Auction for Spectrum Licences for Advanced Wireless Services. This set the stage for an auction in May 2008 and made provisions favourable to potential new entrants such as: spectrum set-asides, including regional and metropolitan blocks; mandated roaming; and tower sharing. While a new entrant will face hurdles, such as high penetration rates, large capital commitments for network investment and startup costs, and restrictions on foreign investment, the introduction of a new competitor will likely increase competitive intensity, at least regionally. Videotron, which currently offers wireless services in areas of Quebec through a resale agreement with Rogers, lobbied extensively for favourable new-entrant conditions and is expected to participate in the auction. Manitoba Telecom Services Inc. also lobbied for favourable conditions and have indicated that it is contemplating participation in the auction. However, the number and viability of new entrants remain unknown until the auction is completed.

Given TELUS’ high proportion of wireless (47% of consolidated revenue), strong brand and consistent focus on profitable subscriber growth, TELUS is well positioned to benefit from continued growth in the Canadian wireless market.

Wireline

In contrast to wireless, expectations for the mature wireline segment are more modest. Residential access lines continue to be negatively impacted by migration to wireless, reduction in second lines and substitution to VoIP services, particularly those offered by cable-TV companies. Canada’s four major cable-TV companies had more than 1.9 million telephony subscribers at the end of 2007, up more than 800,000 from 2006, or an estimated 14% market share nationally. However, TELUS posted moderate line losses of 3.2% in 2007, which compared favourably to many North American peers that have experienced losses at two or three times this rate. The long distance market is expected to deteriorate further, due to continued aggressive pricing and promotion of voice packages by VoIP providers, and migration to other technologies such as e-mail.

The consumer market is expected to remain highly competitive as technological advancements blur boundaries between telecom, video, broadcast and entertainment. With its Future Friendly Home strategy, TELUS is positioned to grow wallet share with consumers, while enhancing retention and loyalty through multiple service offerings. TELUS is poised to accelerate the roll-out of TELUS TV, including new products such as high-definition TV (HDTV), to markets in B.C., Alberta and Eastern Quebec. Combined with wireline local and long distance, wireless and high-speed Internet services, TELUS’ goal is to use a quadruple play product offering to achieve competitive differentiation by offering a premium, integrated set of services that provides customers more freedom, flexibility and choice.

TELUS’ ability to compete effectively in wireline was enhanced in 2007 by changes in Canada’s regulatory environment. In the second half of 2007, the CRTC began approving applications for forbearance, approving those covering approximately 75% of TELUS’ residential lines, in non-high cost serving areas, and for about two-thirds of TELUS’ business lines. This increases TELUS’ pricing and bundling flexibility, allowing the Company to be more competitive. In addition, the CRTC’s decision on the next price cap regime, which took effect on June 1, 2007, confirmed no further mandated consumer local price reductions and allows for greater consumer price flexibility.

To take advantage of opportunities presented by forbearance and to facilitate bundled product offerings, TELUS continues to implement a new integrated billing and client care system that consolidates multiple legacy systems. Anticipated benefits include increased customer service efficiencies — greater flexibility, differentiation, enhanced marketing opportunities and accuracy — as well as certain expense savings. TELUS successfully converted all wireline consumers in Alberta to the new system, with a similar conversion planned for British Columbia in 2008.

Certain elements of the business market, such as IP and data, continue to show signs of strength. However, the frontier between telecom and IT remains competitive, with IT service providers moving down the value chain into the communications market space, and telcos looking to push beyond their traditional niche. Network equipment manufacturers are also moving up the value chain into the managed network space. Legacy voice and data services are expected to continue to decline due to accelerated adoption of IP services as businesses and large enterprises upgrade legacy networks and equipment. Telcos are expected to continue developing single IP-based platforms to provide combined IP voice, data and video solutions, thereby creating cost efficiencies to in part compensate for margin pressures from the migration from legacy to IP-based services. TELUS expects to achieve continued success by offering enterprise clients differentiated, integrated, leading-edge managed solutions focused on key verticals including the public sector, financial services, energy and healthcare, which should be enhanced by the acquisition of Emergis in January 2008.

TELUS’ strategic focus on delivering differentiated, premium national business services in data and IP, exposure to growth services such as high-speed Internet and TELUS TV, and high exposure to the national wireless market, solidly position the Company for continued growth in 2008 and beyond.

10.       Risks and risk management

TELUS’ risk and control assessment process

TELUS uses a three-level enterprise risk and control assessment process that solicits and incorporates the expertise and insight of team members from all areas of the Company.

Level one is the annual risk and control assessment. Key inputs into this process include interviews with senior managers, data and updates from TELUS’ ongoing strategic planning process and the results of an annual web-enabled risk and control assessment survey. The survey is based on the COSO (Committee of Sponsoring Organizations of the Treadway Commission) enterprise risk management and internal control frameworks and is widely distributed to TELUS’ management leadership team (all EVP, VP and Director level team members and a random sample of management). Survey responses were received from 1,720 individuals in 2007.

Additionally, TELUS’ assessment process incorporates input from recent internal and external audits, as well as input from management’s SOX 404 (Sarbanes Oxley Act of 2002) internal control over financial reporting compliance activities. Key enterprise risks are identified, defined and prioritized, and risks are classified into one of seven risk categories.

Results of the annual risk and control assessment drive the development of TELUS’ internal audit program and are presented to senior management and the Audit Committee. Risk assessments are also incorporated back into the Company’s strategic planning processes.

In level two, TELUS conducts a quarterly risk assessment review with key internal stakeholders to capture dynamically the changing business risks, monitor key risk mitigation activities and provide ongoing updates and assurance to the Audit Committee.

In level three, TELUS conducts granular risk assessments for specific audit engagements and various risk management initiatives (e.g. environmental management system, safety audits, business continuity planning, network and IT vulnerability, and fraud and ethics assessments). The results of the multiple risk assessments are evaluated, prioritized, updated and integrated into the key risk profile throughout the year. TELUS initially implemented its three-level risk and control assessment process in 2002 and tracks multi-year trends for various key risks and control environment perceptions across the organization.

TELUS’ definition of business risk

TELUS defines business risk as the degree of exposure associated with the achievement of key strategic, financial, organizational and process objectives in relation to the effectiveness and efficiency of operations, the reliability of financial reporting, compliance with laws and regulations, and the safeguarding of assets within an ethical organizational culture.

TELUS’ enterprise risks are largely derived from the Company’s business environment and are fundamentally linked to TELUS’ strategies and business objectives. TELUS strives to proactively mitigate its risk exposures through rigorous performance planning and effective and efficient business operational management. Residual exposure for certain risks is mitigated through appropriate insurance coverage where this is judged to be efficient and commercially viable. TELUS strives to avoid taking on undue risk exposures whenever possible and ensure alignment with business strategies, objectives, values and risk tolerances.

The following sections summarize the principal risks and uncertainties that could affect TELUS’ future business results going forward, and TELUS’ associated risk mitigation activities.

10.1 Competition

Aggressive competition may adversely affect market shares, volumes and pricing

TELUS faces intense competition across all key market segments including the small and medium-sized business (SMB) market, the large enterprise market, where traditionally a small number of major customers deliver a significant amount of revenue, and the consumer market.

Technological advances have blurred the traditional boundaries between broadcasting, Internet and telecommunications. Cable-TV companies now offer voice phone services, intensifying competition in the residential local, high-speed Internet access (HSIA) and long distance markets. New access technologies have also enabled numerous companies to offer competitive substitute services. Overall, industry pricing and customer acquisition efforts have intensified across most product and service categories and market segments.

Risk mitigation: Recent CRTC decisions approving wireline deregulation have provided TELUS with an improved ability to go to market as one national team, under a common brand, offering a full suite of integrated solutions. (See Section 10.3 Regulatory.) With the operational integration of wireless and wireline, TELUS is able to better align across distribution channels and product and service roadmaps, and provide integrated offerings and joint account planning, which are designed to differentiate TELUS from its competitors. TELUS is also generating continued growth in non-incumbent markets in Central Canada to offset competitive losses in its traditional incumbent markets.

Wireline voice and data

Competition is expected to remain intense from traditional telephony, data, IP and IT service providers, and from new entrants providing alternatives to traditional wireline local access and long distance through the use of voice over Internet protocol (VoIP) telephony. Competitors are focusing on both business and residential markets.

The industry transition from legacy voice infrastructure to IP telephony, and from legacy data platforms to multi-protocol label switching (MPLS) IP platforms and IP-based service delivery models, continues at a strong pace. Legacy data revenues and margins have declined and are expected to be only partially offset by increased demand and/or increased migration of customers to IP-based platforms, which is also subject to intense pricing pressure and lower margins.

In addition to bundling price-discounted local access, wireless and advanced data and IP services, business market competitors are also bundling web-based and e-commerce services, and other IT services and support. Non-traditional competitors such as Microsoft are beginning to enter the telecom space through new products such as Unified Communications, which provides the ability to redirect and deliver, in real time, e-mail, voice or text messages from a variety of telecom and IT systems to the device nearest to the intended recipient. With this broader bundling of traditional telecom services with IT services, TELUS increasingly faces competition from pure Internet and information technology hardware, software and business process/consulting related companies. Cable-TV companies have begun to target the SMB market with their VoIP services. The result is that traditional and non-traditional competitors are now focused on providing a broad and varying range of telecommunications services to the business market, particularly in the major urban areas.

Risk mitigation in the business market: TELUS continues to increase its capabilities in the overall business market through a combination of acquisitions and partnerships, a focus on priority vertical markets (public sector, energy, healthcare and financial services), expansion of strategic solution sets in the enterprise market, and a mass modular approach in the SMB market, with such services as TELUS Business One.

In the consumer residential market, cable-TV companies and other competitors continue to combine a mix of residential local VoIP, long distance, HSIA and, in some cases, wireless services into one bundled or discounted monthly rate, along with their traditional broadcast or satellite-based TV services. In addition, cable-TV companies have been increasing the speed of their HSIA offerings. Other non-facilities based competitors are offering local and long distance VoIP services over the Internet, and reselling HSIA solutions. This competition, as well as increased technological and wireless substitution, is expected to continue to contribute to declines in residential network access lines (NALs). The decline of access line associated revenues, including long distance, can be expected to continue as VoIP providers gain local market share. Although the HSIA market is maturing, subscriber growth is still expected and overall pricing is anticipated to remain stable. With a more mature HSIA market, and the potential for higher speed Internet offerings from competitors, TELUS may be constrained in its ability to increase market share in its territories.

Risk mitigation in the consumer market: TELUS continues to expand its own broadband infrastructure, both in coverage area and in increased speed of service, to enhance current services and enter new market segments such as video. TELUS TV is available in select areas in Edmonton, Calgary, Vancouver and Eastern Quebec. This helps TELUS counter the threat from the cable-TV competition in its incumbent markets, and to retain and grow revenues with a quadruple offering of local and long distance telephony, HSIA, wireless and TV entertainment services.

Broadcasting

TELUS has initiated a targeted neighbourhood commercial launch of TELUS TV in Edmonton, Calgary, Vancouver and Rimouski area markets in order to generate new revenues and gain the ability to create new service bundles for enhanced competitiveness and customer retention. TELUS TV is an IP-based, fully digital TV service offering broadcast TV channels, Pay-per-View and Video-on-Demand services similar to those offered by Shaw and Bell ExpressVu. Though still at an early stage of roll-out, TELUS expects the service to increase penetration in 2008 as additional ADSL2+ build-outs expand the addressable market covered and allow high-definition capability to be integrated into the TELUS TV offering.

Risk mitigation: IP TV affords TELUS unique competitive advantages relative to cable-TV, such as time shifted programming flexibility, on-screen caller ID, limited web-surfing and an all-digital, broad selection of channels. TELUS TV also provides the Company with the ability to offer customers a quadruple play product, incorporating local, long distance, high-speed Internet, TV and wireless services in one bundle. However, IP TV is still at a relatively early stage of development. Although per unit capital and operating costs are high, the unit costs are expected to decline with technology advances and as TELUS continues to build scale. While IP TV provides significant interactivity and customization advantages relative to both cable and satellite, there can be no assurance that TELUS TV will be successful in achieving its plans and obtaining a significant share of the TV services market.

Wireless

Competition in the Canadian wireless market has intensified. The launch of WNP in March 2007 removed a barrier to switching for many wireless subscribers. As a result of WNP, all carriers launched price promotions to attract new customers from other carriers and retain their customer base. TELUS has experienced higher churn rates since the introduction of WNP. While the initial post-WNP phase of pent-up demand to switch has subsided, there is a risk that permanently higher churn rates will be experienced in the future.

In October 2007, Rogers Wireless launched its high-speed packet access (HSPA) 3G high-speed data network in 25 markets across Canada. Rogers’ new data network could result in lower TELUS ARPU and/or higher churn in the wireless data segment.

Wireless competition also intensified in 2007 due to an increased emphasis on multi-product bundles that include wireless service. A greater emphasis on bundle competition could reduce TELUS’ ARPU and increase its churn and cost of acquisition. TELUS’ Mike Push To Talk (PTT) service also faces increasing competition due primarily to the emergence of e-mail and wireless data products as a substitute for the dispatch and fleet management applications of Mike PTT.

Two national wireless competitors are marketing value-oriented brands in addition to their flagship brands to attract new subscribers. These and other competitors continue to offer highly subsidized handsets, lowered airtime and wireless data prices and other incentives in order to attract new customers and obtain enhanced channels of distribution to market. As Canadian wireless industry penetration increases, industry net loading is expected to shift towards value brands and prepaid products.

TELUS operates CDMA and iDEN wireless networks. Those technologies likely represent less than 20% of global wireless subscribers. TELUS’ GSM competitor, Rogers, enjoys advantages in breadth of handset selection, earlier availability of certain devices and lower handset costs. These advantages may persist or increase in the future, weakening TELUS’ competitive position.

The AWS spectrum auction in May 2008 has the potential to create one or more new regional or national wireless competitors. The government has set aside 40 MHz of spectrum for new entrants. Strategies of potential competitors are uncertain, but could include price discounting relative to incumbents to win market share and increased competition in distribution. New entrants could potentially launch services by late-2008, but more likely in 2009. (See Section 10.3 Regulatory.)

Competition from adjunct wireless technologies may increase

While adjunct wireless technologies, like fixed WiMAX and WiFi (wireless fidelity), are maturing and their associated economic viability remains unproven, increased competition is expected through the use of licensed and/or unlicensed spectrum to deliver higher-speed data services. These technologies offer portable data capabilities that can overlap in some instances with mobile 3G such as EVDO. (See Section 10.2 Technology.) Although adjunct wireless services do not compete directly with mobility services from TELUS, some market erosion may take place, triggered by niche market wireless substitutes.

In addition, certain non-traditional telecom players, such as municipalities, may contemplate launching fixed wireless ventures in urban and suburban locations, as has been the case in the U.S. or in Toronto with Toronto Hydro Telecom’s One Zone service. The build-out and availability of such meshed networks based on 802.11g standards may lead to a reduction of traffic on TELUS’ existing wireless mobile networks and/or increased competition for TELUS’ wireline HSIA service. There can be no assurance that new or existing services offered by TELUS will be competitive with such fixed wireless services, or will be available on time, or that TELUS will be able to charge incrementally for the services.

Risk mitigation in wireless markets: TELUS has a strong brand and intends to continue the marketing and distribution of innovative and differentiated wireless services; investing in its extensive network; evolving technologies when deemed prudent; and acquiring spectrum as appropriate to facilitate service development and profitable expansion of the Company’s subscriber base. TELUS continues to monitor wireless technology developments and takes a proactive approach to product testing and development. The expected AWS auction also provides an alternative path to mobile broadband.

10.2 Technology

Technology is a key enabler for TELUS and its customers, however, technology evolution brings risks, uncertainties and opportunities. TELUS is vigorous in maintaining its short-term and long-term technology strategy to optimize the Company’s selection and timely use of technology, while minimizing the associated costs, risks and uncertainties. The following identifies the main technology risks and uncertainties and how TELUS is proactively addressing them.

Evolving wired broadband access technology standards may outpace projected access infrastructure investment lifetimes

The technology standards for broadband access over copper loops to customer premises are evolving rapidly. This evolution enables higher broadband access speeds and is fuelled by user appetite for faster connectivity, the threat of increasing competitor capabilities and offerings, and the desire of service providers like TELUS to offer new services, such as IP TV, that require greater bandwidth. In general, the evolution to higher broadband access speeds is achieved by deploying fibre further out from the central office, thus shortening the copper loop portion of the access network and using faster modem technologies on the shortened copper loop.

Risk mitigation: In 2005, TELUS began deploying ADSL2+, a generation of ADSL technology that enables link rates at up to 24 megabits per second (Mbps) to the customer premises, compared with up to 8 Mbps for ADSL. ADSL2+ technology is compatible with ADSL and takes advantage of TELUS’ investments in extended reach access (ERA) copper/fibre access infrastructure improvement programs and in the installed base of ADSL modems. In 2008, TELUS anticipates it will begin utilizing very high bit rate digital subscriber line (VDSL2) and VDSL2 bonding technologies in certain urban areas to extend the capabilities of the copper loops to at least double previous speeds, up to 80 Mbps.

In 2008, TELUS expects to continue field trials of fibre to the home (FTTH) technologies utilizing standards-based gigabit passive optical network (GPON) technology. FTTH is one of several competing proposed FTTx standards (where x  represents home, curb, pedestal or neighbourhood) in development that TELUS is actively monitoring. One or more of these fibre-based solutions may be a more practical technology to deploy in new green field neighbourhoods or multiple-dwelling units than the current copper loops. In addition, TELUS is exploring business models for the economical deployment of fibre-based technologies in areas currently connected by copper.

These evolving standards, enabled with QoS standards and network traffic engineering, all support the TELUS Future Friendly Home strategy to deliver IP-based Internet, voice and video services over a common broadband access infrastructure. However, these technologies are evolving faster than the traditional investment cycle for access infrastructure. The introduction of these new technologies and the pace of adoption could result in increased requirements for capital funding not currently planned.

IP-based telephony as a replacement for legacy analog telephony is evolving and cost savings are uncertain

TELUS continues to monitor the evolution of IP-based telephony technologies and service offerings and is developing and testing a consumer solution for IP-based telephony over broadband access in accordance with TELUS’ strategy and standards. This solution could provide additional telephone services over the same line as legacy analog telephone service or could replace the legacy analog telephone service. One of the realities of VoIP in the consumer space is that the actual state of technology developed to inter-work telephony, video and Internet access on the same broadband infrastructure is in its infancy and there are risks and uncertainties to be addressed, such as ensuring all services can be delivered simultaneously to the home (and to different devices within the home) with uncompromised quality. These issues are exacerbated when the exchange of information is between service providers with different broadband infrastructures.

A long-term technology strategy is to move all services to IP to simplify the network, reduce costs and enable advanced Future Friendly Home services. Pursuing this strategy to its full extent would involve transitioning TELUS’ standard telephone service offering to IP-based telephony and phasing out legacy analog-based telephone service. To this point, TELUS’ legacy voice network infrastructure could be simplified if regular analog telephone lines were discontinued in favour of digital-only broadband access lines supporting all services including telephony, Internet and video. This would, for example, allow inexpensive high-bandwidth conventional Ethernet to be used as the broadband access technology in the multiple-dwelling unit model. However, digital-only broadband access may not be feasible or economical in many areas for some time, particularly in rural and remote areas. TELUS needs to support both legacy and broadband voice systems for some time and, therefore, is expected to continue to incur costs to maintain both systems. There is a risk that investments in broadband voice may not be accompanied by decreased costs of maintaining legacy voice systems. There is also the risk that broadband access infrastructure and corresponding IP-telephony platforms may not be in place in time to avoid some re-investment in traditional switching platforms to support the legacy public switched telephone network access base in certain areas, resulting in some investment in line adaptation in non-broadband central offices.

Risk mitigation: TELUS continues to monitor and conduct trials of IP-based voice technologies to better assess their technical applicability and evolving cost profiles, as well as to determine the appropriate timing for implementation by service area in line with TELUS’ commitments to the CRTC and its customers. TELUS is making investments in FTTN technologies and access technologies that consider the future evolution of IP-based telephony. TELUS is also working with manufacturers to optimize the operations and cost structure of analog systems.

The convergence in a common IP-based application environment for telephony, Internet and video is complex

Traditionally the technology and systems associated with telephony, Internet and video were different from each other and provided little opportunity for common platforms for cost savings and little flexibility to integrate media, services and service development environments. The convergence in a common IP-based application environment, carried over a common IP-based network, provides opportunity for cost savings and for the rapid development of more advanced services that are more flexible and easier to use. Further, the global standards for drawing together classic wireline and wireless services into a combined architecture using an IP multimedia subsystem are being actively ratified. However, the transformation from individual traditional silo systems and architectures to a common environment is very complex.

TELUS has commercially launched one of the world’s first IP TV systems, called TELUS TV, which utilizes middleware designed specifically for video delivery. The middleware is designed to allow complex signalling communication between application software and system hardware in the network, and in the set-top box in the home. Given that IP TV is in an early stage of development, there is risk of obsolescence with middleware technology.

Risk mitigation: TELUS is mitigating this risk through modular architectures, lab investments, partnering with system integrators where appropriate, and using hardware that is common to most other North American IP TV deployments. TELUS is striving to ensure that its IP TV deployment is part of an open framework that will fit into the overall transformation strategy once standards are ratified and the actual implementations have stabilized, particularly with the set-top box.

Support systems will increasingly be critical to operational efficiency

TELUS currently has a very large number of interconnected operational and business support systems, and the complexity is increasing. This is typical of incumbent telecommunications providers that support a wide variety of legacy and emerging telephony, mobility, data and video services. The development and launch of a new service typically requires significant systems development and integration. The associated developmental and ongoing operational costs are a significant factor in maintaining competitive position and profit margins. TELUS is proactive in evolving to next generation support systems. As next generation services are introduced, they should be designed to work with both legacy and next generation support systems, which introduces uncertainty with respect to the costs and effectiveness of the solutions and the evolution.

Risk mitigation: In line with industry best practice, TELUS’ approach is to separate the business support systems from the operational support systems and underlying network technology. The aim is to decouple the introduction of new network technologies from the services sold to customers. This should allow TELUS to optimize network costs, while limiting the impact on customer services, and to facilitate the introduction of new services by removing, where possible, any development dependency on the operational support systems. In addition, TELUS is an active participant in the TeleManagement Forum that is working to develop standard industry-defined modules in order to reduce cost through scale and increase adoption through scope.

The CDMA and iDEN technologies supporting TELUS’ digital cellular/wireless services may become inferior

The wireless industry continues to expand the deployment of second generation (2G), third generation (3G) and emerging 4G technologies to deliver increased data speeds required for many new wireless, IP and data services. TELUS’ evolution to deploying 3G technologies involves technology paths for both CDMA technology-based services and iDEN technology-based services.

TELUS continues to support and market CDMA2000 3G wireless services on its digital CDMA PCS (personal communication services) and cellular networks. TELUS has deployed technology enabling EVDO revision A (DOrA) services that were turned up in most markets in 2007. DOrA is expected to allow for a more symmetrical uplink speed to be achieved, as well as ultimately allowing QoS services to be enjoyed on the data link.

Rogers launched its universal mobile telephone service or UMTS-based HSPA (high-speed packet access) network in the Golden Horseshoe area of Ontario in 2006, and had expanded it to 25 markets by October 2007. While the underlying technologies of CDMA2000 and UMTS are very similar, they are implemented in differing standards with no current opportunity for synergy between the technologies. HSPA provides downlink speeds similar to EVDO. Further UMTS standard capabilities have been announced that are expected to increase downlink speeds as well as introduce improvements to uplink speeds.

Some CDMA2000-based international carriers have decided to overlay UMTS-based networks on their CDMA2000 networks, particularly for roaming considerations or, in some cases, have announced an intention to convert the CDMA2000 subscriber base to UMTS once their networks are completed. Telstra (Australia) expect to migrate its CDMA2000 subscribers to UMTS by 2008. Vivo (Brazil) has announced that it intends to operate both a CDMA2000 and a GSM service.

While TELUS has enjoyed commercial success with EVDO, and the CDMA2000-based technologies continue to enjoy scale economies particularly in North America (vis-a-vis handsets shipped that conform to the CDMA2000 standard versus UMTS), there can be no assurance that these economies of scale will continue. Further, there can be no assurance that the CDMA2000 path will continue to mature beyond DOrA into capabilities that will effectively compete with the emerging UMTS/HSPA path in terms of speeds and device types. In this regard, TELUS will be influenced by the technology decisions made by large North American CDMA carriers as they historically have driven industry-wide economies of scale that TELUS cannot generate independently. The economics and attractiveness of efficiently deploying new network technology may also be influenced by the prospect for viable network sharing arrangements with one or more carriers. Accordingly, there is risk that TELUS’ future capital expenditures may be higher depending on the evolution of technology choices made by other large wireless operators, particularly in North America, and there is no assurance that acceptable network sharing arrangements for new technology deployment will be obtained.

TELUS’ Mike service is differentiated against current CDMA-based PTT services in Canada in that Mike’s Direct Connect (iDEN PTT) has superior call set-up time and inter-call latency. With its Mike service and CDMA-based Instant Talk service, TELUS remains the Canadian leader with the largest number of subscribers using PTT. Notably, there is currently no GSM-based PTT service in the Canadian market, but there is risk that one could be introduced in the future. In addition, Mike service data access is based upon narrowband TDMA technologies that are inadequate for delivering high-speed wireless broadband services and TELUS is unable to introduce services onto the Mike platform that can take advantage of the high-speed EVDO network.

Sprint-Nextel, the largest single operator of the iDEN technology, has publicly committed to improve and market the iDEN network for PTT-centric customers in the United States to 2012 and beyond. Sprint-Nextel announced that it will utilize Q-Chat technology, developed by Qualcomm, to provide future PTT services on its EVDO revision A (DOrA) CDMA network in addition to its PTT services on the iDEN network. Sprint-Nextel is expected to promote interoperability between its iDEN PTT base and Q-Chat PTT service through a gateway technology once the Q-Chat service is launched, which is anticipated in 2008. As TELUS has both iDEN and CDMA-based networks, it could benefit from these technological advancements, however, there can be no assurance that these technologies will be commercially successful or economic for TELUS.

Network conversions or overlays are complex undertakings that require significant resources to deploy new technology and convert existing subscribers. Accordingly, network conversions or overlays may constrain the operational capacity of a network provider to concurrently pursue other important initiatives, and may cause unintended increases in operational and capital costs.

Risk mitigation: As common and continual practice, TELUS optimizes capital investments to enable positive payback periods and strong flexibility to consider future technology evolutions. Certain capital investments, such as towers, leasehold improvements and power systems, are technology agnostic. TELUS actively maintains leading performance indicators for its wireless networks in terms of network performance (such as dropped and blocked calls) and client management (such as churn indicators). TELUS maintains a close liaison with its network technology suppliers to influence and benefit from developments in iDEN and CDMA technology, including the promotion of convergence of the two technologies in order to maximize synergies from operating both. TELUS also has a migration initiative under way to strategically move certain Mike subscribers to high-speed data capable PCS services, thereby providing the potential to increase utilization of data services. In addition, TELUS’ roaming/resale agreements in Canada, which reduce capital expenditures and speed up new service deployment, are possible because Bell Mobility and TELUS have similar CDMA technologies. With Canada’s large geographic area and relatively small population of 33 million, the deployment of emerging wireless technologies may require two or more Canadian wireless carriers to deploy the same future technology choices and sign new network sharing agreements to reduce costs and speed up deployment.

Emerging wireless technologies represent both an opportunity and a competitive threat

Wireless technologies and protocols continue to be developed and extended for a variety of applications and circumstances, such as the Institute of Electrical and Electronics Engineers (IEEE) 802.xx suite of standards. A number of wireless technologies are capable of exploiting both licensed and unlicensed spectrum for fixed and future mobile applications. While TELUS constantly reviews and examines such developments, and may from time to time choose to utilize a number of these technologies, there can be no assurance that these developments may not adversely impact TELUS in the future.

In particular, the emergence of new Wi-Fi and WiMAX networks may have a significant impact on traditional wireless services. Further, this may also trigger an accelerated incremental investment in next generation wireless infrastructures.

In recent years, TELUS and certain of its current and potential competitors have acquired, through auction, regional radio spectrum licences in the 3.5 GHz and 2.3 GHz frequency bands. This spectrum can be used for the deployment of wireless services utilizing WiMax (802.16) wireless technology. WiMax is an emerging wide area wireless technology standard that will allow high bandwidth services that could compete with 3G wireless services. Future mobile WiMAX (802.16e) service could operate in 3.5 GHz and 2.3 GHz bands, although there is no guarantee that these technologies will be commercially successful using these bands.

U.S. operators Sprint and Clearwire are deploying both mobile and fixed WiMAX (802.16e) in the 2.5 GHz spectrum band, largely marketed to date as an alternative connectivity service, although their rollout plans have been delayed compared to previously announced intentions. In Canada, the same 2.5 GHz spectrum band is restricted to fixed and portable services only. There is no assurance that Canadian carriers with spectrum in this band cannot use 2.5 GHz for mobility services through Industry Canada provisions or that Canadian carriers will not deploy and market WiMax wireless services more aggressively. In 2006, Industry Canada issued a policy that provides for a claw back of a portion of the 2.5 GHz band for auction when mobile service is implemented in the band. (See Section 10.3 Regulatory.) Inukshuk, a joint venture of Bell and Rogers with spectrum in this band, could upgrade to mobile WiMAX (802.16e) once it matures to offer similar capabilities similar to existing 3G networks. There can be no assurance that these emerging wireless technologies will represent a greater opportunity than threat for TELUS.

Risk mitigation: TELUS proactively analyzes and tests emerging and alternative wireless access technologies. The Company has categorized what could be considered evolutions of 3G and emerging 4G technologies for the purposes of determining technology maturity, deployment suitability and market readiness. In parallel, TELUS continues to invest in network upgrades that are technology agnostic and can be levered across various access technologies.

10.3 Regulatory

Regulatory developments could have an adverse impact on TELUS’ operating procedures, costs and revenues

TELUS’ telecommunications and broadcasting services are regulated under federal legislation by the Canadian Radio-television and Telecommunications Commission (CRTC), Industry Canada and Canadian Heritage. The CRTC has taken steps to forbear from regulating prices for services offered in competitive markets, such as local residential and business services in selected exchanges, long distance and some data services, and does not regulate the pricing of wireless services. Local telecommunications services that have not been forborne are regulated by the CRTC using a price cap mechanism. Major areas of regulatory review currently include the regulatory framework for wholesale services (services provided on a mandated basis to competitors) and the utilization of the funds in the incumbent local exchange carriers’ (ILEC) deferral accounts.

The outcome of the regulatory reviews, proceedings and appeals discussed below and other regulatory developments could have a material impact on TELUS’ operating procedures, costs and revenues.

Future availability of wireless spectrum

Industry Canada signalled intentions to auction spectrum for mobile wireless services at 1.7/2.1 GHz (AWS), 2.5/2.6 GHz and 700 MHz, in the 2008 to 2011 timeframe. The recent 2007 Policy Framework for the Auction for Spectrum Licences for Advanced Wireless Services suggests an AWS auction of 105 MHz in May 2008 and conditions favourable to entrants such as spectrum set-asides (40 MHz) and mandated roaming and mandated tower and site sharing under terms and conditions that could be unfavourable to TELUS. While this is expected to potentially increase competitive intensity, the number and viability of new entrants in the market remain uncertain because of build-out costs, capital market conditions and restrictions on foreign investment. The presence of new regional or national entrants in the marketplace may negatively affect the future market share of wireless incumbents. TELUS is participating in a round of public comments and the government is expected to announce the final rules for the spectrum auction at the end of March 2008.

The release of future wireless spectrum in 700 MHz and 2.5 GHz could facilitate expansion for incumbents and provide additional opportunities for new entrants to offer wireless broadband services. There is uncertainty regarding the government’s timing and position in regulating these potential spectrum bands. In the U.S., part of the 700 MHz band will be auctioned subject to open access provisions. However, it is possible that most new spectrum will not be available for mobile purposes prior to 2011 or 2012. Currently spectrum at 2.5 GHz has been used for wireless and wireless broadcast applications. However, 2.5 GHz has been given a primary mobile designation by Industry Canada and is anticipated to become a common global band for mobile services. In 2006, Industry Canada issued a policy that provides for a claw back of a portion of the band for auction when mobile service is implemented in the band, and has announced it intends to auction unassigned portions of the multipoint distribution service portion of the band. TELUS expects a 2.5 GHz spectrum auction discussion paper to be announced in late 2008 and an auction scheduled sometime in 2009 or later.

Competitors Bell and Rogers hold significant amounts of spectrum at 2.5 GHz through their Inukshuk partnership, have deployed a fixed wireless solution in major cities including Toronto, Montreal, Calgary, Edmonton and Vancouver, and are marketing portable DSL service with moderate print and billboard campaigns. Although TELUS has experienced only limited competition from this and similar services to date, there can be no assurance that future marketing of these services will not negatively impact TELUS’ wireless or wireline services.

Local forbearance

On December 14, 2006, the Governor in Council issued a direction to the CRTC to rely on market forces to the maximum extent feasible; to ensure technological and competitive neutrality and enable competition from new technologies; to use tariff approval mechanisms that are as minimally intrusive as possible; to complete a review of the framework for mandated access to wholesale services; to publish and maintain performance standards for its various processes; and to continue to explore new ways of streamlining its processes.

On April 4, 2007, the Governor in Council issued Order in Council P.C. 2007-532 and varied Decision 2006-15 by changing the criteria for local forbearance for residential and business local exchange services. Instead of requiring at least 25% market share loss in large local forbearance regions (Decision 2006-15), the Order in Council requires two independent facilities-based competitors (of which one can be a wireless service provider) capable of serving at least 75% of the residential lines for forbearance based on local exchange areas. For business local exchange service, forbearance is granted when one facilities-based competitor is able to serve at least 75% of the business lines.

The Order in Council reduced the number of quality-of-service indicators that must be met for the six-month period prior to the forbearance application. The Order in Council also removed restrictions on winbacks (i.e. delays on actions to regain customers who have changed to a competing service provider) and promotions by the incumbent telephone companies.

Since the Order in Council was issued, TELUS has obtained forbearance for local residential service in 63 exchanges in B.C., Alberta and Quebec (about 75% of residential lines in non-high cost serving areas). TELUS has also obtained forbearance for local business service in 35 exchanges in B.C., Alberta and Quebec (about two-thirds of business lines).

As a result of the forbearance granted for local residential and business services, TELUS believes it has significantly enhanced flexibility in pricing, promotions and bundling to compete with other providers of these services. However, TELUS has no assurance that it will be able to prevent further market share loss in these markets or that it will be able to obtain forbearance in other exchanges where it is facing competition for residential and business customers.

Price cap regulation

Price cap regulation continues to apply to a basket of local services provided by ILECs. TELUS is subject to price cap regulation as an ILEC in Alberta, B.C. and Eastern Quebec. On April 30, 2007, the CRTC issued Decision 2007-27 (third price cap period) and established an open-ended price cap regime.

The CRTC removed the productivity adjustment from the Residential Services in non-high cost serving areas (non-HCSA or urban) price cap basket and the Other Capped Services price cap basket. For the Competitor Services price cap basket, the CRTC reduced the productivity adjustment from inflation minus 3.5% to inflation minus 3.2%. The Commission moved residential optional local services and service bundles containing residential local exchange service to the Uncapped Services basket (no upward pricing constraints).

The CRTC capped residential service rates in urban areas at existing levels and limited annual rate increases in rural areas to the rate of inflation (to a maximum of 5%). However, the CRTC removed restrictions on rate de-averaging for residential local service and optional local services. Subsequent to the price cap decision (Decision 2007-106), the CRTC also removed restrictions on rate de-averaging for business and pay telephone services.

The CRTC incorporated a deferral account into the second price cap period to which an amount equivalent to the cumulative annual productivity adjustments for residential services in non-high cost serving areas was added. Since the CRTC removed these productivity adjustments in Decision 2007-27, the CRTC also determined that the deferral account was no longer required.

There can be no assurance that the price regulation regime for TELUS beginning in June 2007 will be more favourable for TELUS than the previous regime.

In February 2006, the CRTC determined in Decision 2006-9 that the funds accumulated in the ILEC deferral accounts would be used to expand broadband services to rural and remote communities and to improve accessibility to telecommunications services for individuals with disabilities. After receiving proposals from the ILECs in response to Decision 2006-9, the CRTC launched a further proceeding in November 2006 (Public Notice 2006-15) to further explore the ILECs’ proposals.

On July 6, 2007, the CRTC issued Decision 2007-50, which partially approved TELUS’ broadband expansion proposal for locations in B.C. and Quebec. TELUS is still waiting for the CRTC’s final decision in this proceeding on the balance of its broadband expansion proposal and its proposals to improve accessibility to telecommunications services for individuals with disabilities.

On January 17, 2008, the Commission issued Decision 2008-1 and approved an additional 119 communities in B.C., Alberta and Quebec for broadband expansion. The Commission also approved TELUS’ proposed initiatives to enhance accessibility to telecommunications services for the disabled. The Commission requested that TELUS provide a proposal for review for future services to enhance accessibility, which was not set out in its initial proposal.

TELUS is also waiting for decisions on two appeals filed with the Federal Court on how the funds in the ILECs’ deferral accounts should be treated. There is no guarantee that the ILECs will be able to proceed with their proposals for the use of deferral account funds pending the outcome of the CRTC proceeding initiated by Public Notice 2006-15 and the appeals to the Federal Court, as described in Section 7.8 under Commitments and contingent liabilities.

Review of certain Phase II costing issues

In November 2007, the CRTC completed the proceeding to review cost calculation methods, referred to as Phase II costs, for regulated telecommunications services provided by ILECs and cable companies (under Public Notice 2007-4). The decision is expected in the first quarter of 2008. TELUS has proposed that Phase II costs continue to follow general principles of causality, that all forward-looking costs need to be categorized appropriately, and that costs should be based on individual company measurements. Unless the CRTC determines otherwise on all these proposals, the outcome of this proceeding would not be expected to have a material adverse impact on TELUS in the near term.

Essential services

In December 2007, the CRTC completed an extensive review of the regulatory framework for essential services (wholesale services) initiated by Public Notice 2006-14. In this proceeding, the CRTC reviewed the current definition of an essential service and the classifications and pricing principles for these services and non-essential services made available by the ILECs to their competitors. A CRTC decision in this proceeding is expected by May 2008. TELUS has no assurance that the regulatory regime for the provision of essential and non-essential services to competitors will not be more onerous than the current regime.

Quality-of-service rebate program

As part of the current price cap regime, the CRTC established a rate adjustment plan and associated rate rebates for ILECs that do not meet approved quality-of-service standards. When quality-of-service standards are not met because of circumstances beyond the ILEC’s control, an exclusion application may be filed.

In 2007, in response to several exclusion applications filed by TELUS, the CRTC excluded the impact of a number of events that were beyond TELUS’ control, including various severe weather events, the 2005 labour disruption and a major cable cut in downtown Vancouver. As a result, the impact of these events was removed from the applicable retail and competitor quality-of-service measures and the corresponding quality-of-service rebates were reduced. However, future revenues, earnings and operating cash flows could be affected if TELUS’ retail and competitor quality-of-service measures were below standard.

TELUS’ broadcasting distribution undertakings

The CRTC has approved applications by TELUS to operate terrestrial broadcasting distribution undertakings to serve various communities in Alberta and B.C. (August 2003) and Eastern Quebec (July 2005). In September 2003, the CRTC approved TELUS’ application for a video-on-demand undertaking licence with the same terms and conditions as previously licensed undertakings in Canada. The licence is national in scope and extends for a seven-year term. There can be no assurance that implementation costs or projected revenues and expenses for TELUS’ television service will be as planned.

Implementation of wireless number portability

In Decision 2005-72, the CRTC directed Bell Mobility, Rogers Wireless Inc. and the wireless division of TELUS to fully implement WNP by September 2007. TELUS has successfully completed this implementation. Canada is the second country in the world after the United States to offer complete local number portability: wireless-to-wireless, wireless-to-wireline, wireline-to-wireline and wireline-to-wireless. In 2007, WNP porting was a minor source of net positive subscriber loading for TELUS, but contributed to a higher churn level and greater wireless customer retention costs. WNP could lead to an increase in migration of network access lines to wireless services, increased wireless subscriber churn and/or additional customer retention costs for the Company, as well as present opportunities to TELUS to market more effectively in the business/enterprise market in Central Canada where TELUS has traditionally had a lower market share than its competitors. However, there can be no assurance that this will be the case.

Radiocommunication licences regulated by Industry Canada

All wireless communications depend on the use of radio transmissions and, therefore, require access to radio spectrum. Under the Radiocommunication Act, Industry Canada regulates, manages and controls the allocation of spectrum in Canada and licenses frequency bands and/or radio channels within various frequency bands to service providers and private users. Voice and data wireless communications via cellular, specialized mobile radio (SMR), enhanced specialized mobile radio and PCS systems, among others, require such licences. TELUS’ PCS and cellular licences include various terms and conditions, such as: meeting certain performance levels, meeting Canadian ownership requirements, meeting obligations regarding coverage and build-out, spending at least 2% of certain PCS and cellular revenues on research and development, annual reporting and resale to competitors. While TELUS believes that it is substantially in compliance with its licence conditions, there can be no assurance that it will be found to comply with all licence conditions, or if found not to be compliant that a waiver will be granted, or that the costs to be incurred to achieve compliance will not be significant. Initial licence fees and annual renewal fees are payable for licences that have not been obtained via spectrum auction. There can be no assurance that Industry Canada will not seek to increase these fees in the future.

On November 28, 2007, Industry Canada released its decision for the upcoming auction for AWS spectrum in various spectrum bands totalling 105 MHz. The major elements of the decision include a set-aside for new entrants of 40 MHz of the available AWS spectrum, mandated roaming, and tower and site sharing requirements with rates subject to binding arbitration. The AWS spectrum auction is scheduled for May 27, 2008.

While the spectrum auction may provide opportunities for TELUS to increase capacity for 3G and other services, given the size of the set-aside, the spectrum auction may result in the establishment of increased entry and competition on a national or regional basis. (See Section 10.1 Competition.)

There is also speculation that Industry Canada may initiate an auction consultation process for spectrum that has not been assigned in the 2500 and 2600 MHz ranges, particularly in Alberta and Atlantic Canada. While spectrum in the 2500 and 2600 MHz ranges can be used for both fixed and mobile purposes (see emerging technologies above), it remains uncertain whether a claw back for one-third of the currently licensed spectrum across Canada, in order to move to mobile use, will occur prior to the end of licence periods for Inukshuk and others in 2011. Moreover there is no guarantee that government will not reserve spectrum for new entrants.

700 MHz spectrum: The U.S. had a spectrum auction for the 700 MHz spectrum in January 2008. There is speculation that Industry Canada may also initiate an auction consultation process for spectrum at 700 MHz. There is no guarantee that the Canadian government will not reserve spectrum for new entrants or that it will not adopt some open access provisions for some of this spectrum as was done in the U.S.

800 MHz re-banding: In 2004, the U.S. Federal Communications Commission (FCC) released a Report and Order adopting a plan to resolve interference to public safety radio systems in the 800 MHz band. Sprint-Nextel’s iDEN system was identified as the primary contributor of this interference. The U.S. is planning to realign the band so that public safety systems would be relocated to the bottom of the 800 MHz band and Sprint-Nextel’s iDEN system would operate in the upper part of the band.

In Canada, the TELUS Mike (iDEN) network also uses this same frequency spectrum. Because of the way licensing is carried out for the Mike network (i.e. each site is analyzed and licensed individually), TELUS and Industry Canada have been able to minimize the number of public safety interference issues to a few across the country versus more than 1,500 in the U.S.

However, TELUS has an existing special co-ordination procedure (SCP), endorsed by both Industry Canada and the FCC, wherein TELUS and Sprint-Nextel utilize each other’s channels within their respective iDEN networks at specific border areas across the country. These channels serve to increase the number of available channels available to both networks to better serve the area. The re-alignment threatens the continued use of the channels specified in the SCP.

While discussions with both the Canadian and U.S. regulators indicate that TELUS should be able to continue to have access to a certain number of SCP channels in the border areas, until such time as the U.S. announces its final decision, there is no assurance that TELUS will be able to continue to use these channels.

CRTC wireless interconnection: The CRTC has listed Wireless Interconnection/Bill and Keep on its agenda of possible regulatory activities for 2008. Wireless carriers currently interconnect under a wireless service provider (WSP) tariff and pay the telephone company for origination and termination of traffic. The CRTC may implement a bill and keep alternative similar to the interconnection regime for competitive local exchange carriers (CLECs), which could reduce future revenue. CLEC bill and keep status also entails obligations under the Commission’s rules for local exchange carriers. While there is no guarantee that the CRTC will initiate this proceeding in 2008, or implement a bill and keep regime for WSPs, there is a risk that this will occur.

Foreign ownership restrictions

TELUS and its subsidiaries are subject to the foreign ownership restrictions imposed by the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act. Although TELUS believes that TELUS Corporation and its subsidiaries are in compliance with the relevant legislation, there can be no assurance that a future CRTC, Industry Canada or Heritage Canada determination, or events beyond TELUS’ control, will not result in TELUS ceasing to comply with the relevant legislation. If such a development were to occur, the ability of TELUS’ subsidiaries to operate as Canadian carriers under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act and Broadcasting Act could be jeopardized and TELUS’ business could be materially adversely affected.

In July 2007, the Minister of Industry and the Minister of Finance announced the creation of a Competition Review Panel to review Canadian competition and investment legislation: the Competition Act and the Investment Canada Act. As the Panel will report to the Minister of Industry by June 30, 2008, it is expected that any subsequent legislation changes would not be effective until late 2008 or 2009. TELUS anticipates that the chances for removal of foreign ownership restrictions under a minority government are low. If foreign ownership restrictions were reduced or eliminated, the risk of entry of a new wireless carrier that is foreign-owned or financed by way of the anticipated upcoming wireless spectrum auction would be heightened.

Risk mitigation for regulatory matters: TELUS advocates a regulatory environment that relies, to the greatest extent possible, on market competition rather than regulatory intervention. TELUS believes this is in the best interest of customers. TELUS has also supported the relaxation of foreign ownership restrictions in the past, but believes that any such relaxation must be on an equal basis for broadcasting and telecommunications companies.

10.4 Human resources

Collective bargaining at TELUS Québec

Two collective agreements between TELUS Québec and the Syndicat des agents de maîtrise de TELUS covering professional and supervisory team members in Quebec expired on March 31, 2007 and the parties continue to meet to conclude negotiations. The two contracts cover approximately 500 team members. In any set of labour negotiations, there can be no assurance that the negotiated compensation expenses or changes to operating efficiency will be as planned or that reduced productivity and work disruptions will not occur during the course of collective bargaining prior to settlement.

Risk mitigation: A governance model is in place to ensure the financial and operating impact of any proposed terms of settlement are assessed and determined to be aligned with TELUS’ strategic direction. As is prudent in any round of collective bargaining, while negotiations proceed, any potential need to continue operations in response to work disruptions will be addressed through contingency planning.

Reliance on key personnel

The success of TELUS is largely dependent on the abilities and experience of its key employees. Competition for highly skilled and entrepreneurial management and other key employees is intense in the communications industry. The loss of certain key employees, or deterioration in employee morale resulting from organizational changes, unresolved collective agreements or ongoing cost reductions, could have an adverse impact upon TELUS’ growth, business and profitability. The largest external contributor to this risk, namely the forthcoming retirement of Canada’s largest generation, will continue to increase in magnitude over the next several years.

Risk mitigation: Compensation at TELUS is designed to support its high-performance culture and is both market-driven and performance-based. This includes medium-term and long-term performance incentives including variable incentive pay based on performance at an individual, business unit and organizational level; share options, restricted stock units (RSUs) and the TELUS Employee Share Purchase Plan; as well as a benefits program that allows the tailoring of personal benefits plans to suit individual needs. Long-term performance incentives for certain key personnel include primarily three-year vesting periods for share options and RSUs. By striving to ensure TELUS’ compensation remains competitive, the Company seeks to maintain the ability to attract and retain key personnel. Recently, the Company has directed more effort to enhancing employee engagement and morale, examining methods for employee retention, and implementing targeted retention solutions for employees with talents that are scarce in the marketplace.

10.5 Process risks

TELUS systems, processes, internal reorganizations and integration of acquisitions could negatively impact financial results and customer service.

Systems and processes

TELUS has numerous complex systems and process change initiatives underway including a multi-year, multi-phase development of a new billing system for the wireline segment, which includes re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management.

In 2007, TELUS converted all of its wireline consumer customers in Alberta to the new integrated billing and client care system. Initial system difficulties were experienced, which temporarily reduced order processing capability and caused increased installation backlogs and higher costs, such as extra call centre resources to maintain service levels. The temporary additional costs, incurred in the second and third quarters of 2007, totalled approximately $24 million. The critical billing function performed as expected and order processing returned to business-as-usual levels by year-end.

Additional related development and conversions are planned over the next several years, including a similar system conversion for more than one million B.C. consumers planned for the first half of 2008. Although the Company expects to benefit from lessons learned from the Alberta conversion, the legacy systems in B.C. are sufficiently different, such that there is no assurance that the B.C. conversion will be successfully implemented on time, on budget and with desired functionality.

There can be no assurance that the full complement of the Company’s various systems and process change initiatives will be successfully implemented, or that sufficiently skilled resources will be available to complete all key initiatives planned for 2008. There can be no assurance that some projects will not be deferred or cancelled, which could negatively impact TELUS’ processes and ability to effectively launch new products and services; achieve and maintain a competitive cost structure; and deliver better information and analytics to management.

Risk mitigation: For the planned billing system conversion in B.C. in the first half of 2008, TELUS plans to conduct a larger pilot than the one used in Alberta, with a larger number of customers for a longer duration and a wider range of customer profiles, prior to completing the full conversion.

In general, TELUS strives to ensure that system development priorities are selected in an optimal manner. TELUS’ project management approach includes extensive risk identification and contingency planning, scope and change control, resource and quality management. The quality assurance of the solutions includes extensive functional, performance and revenue assurance testing, as well as the capturing and utilization of lessons learned. In addition, TELUS strives to ensure that its business continuity planning and emergency management operations centre are moved to heightened states of readiness in advance of major systems conversions.

Reorganizations

Arising from its competitive efficiency program, the Company carries out a number of operational consolidation, rationalization and integration initiatives each year. The initiatives are aimed to improve the Company’s operating productivity and competitiveness. TELUS’ estimate of restructuring costs in 2008 is approximately $50 million, up from $20.4 million in 2007. There can be no assurance that all planned efficiency initiatives will be completed, or that such initiatives will provide the expected benefits or not have a negative impact on operating and financial results.

Risk mitigation: TELUS closely manages organizational changes by leveraging the expertise, key learnings and best practices gained from mergers, business integrations and efficiency-related reorganizations in recent years.

Foreign operations

The increase of resources in TELUS’ international operations (particularly in TELUS International Philippines Inc. call centres in Manila) presents unique risks, including country-specific risks (such as different political, legal and regulatory regimes and cultural values), lack of diversity in geographical locations, concentration of customers, different infrastructure and security challenges, different exposure to and frequency of natural disasters and the requirement for system processes that work across multiple time zones, cultures and countries. The Philippines operating costs are in pesos, while the revenues are generally in U.S. dollars, exposing TELUS to certain foreign currency risks. There is no assurance that international initiatives and risk mitigation efforts will provide the benefits and efficiencies expected, or that there will not be significant difficulties in combining the different cultures, which could result in a negative impact on operating and financial results.

Risk mitigation: TELUS’ strategy is to improve the diversity and geography of its operations, its customers and the nature of business processing outsourcing activities conducted. TELUS has also implemented a currency hedging program to reduce foreign currency exposure. In addition, the Company continues to work with its international operations to extend operational best practices, to further integrate or align international and domestic Canadian operations, as appropriate, and to strive to ensure that internal controls are implemented, tested, monitored and maintained.

Integration of acquisitions

Post-merger and post-acquisition activities, including reviewing and aligning accounting policies, employee transfers/moves, information systems integration, optimizing service offerings and establishing control over new operations may not be handled efficiently and effectively. This could negatively impact service levels, competitive position and financial results. There can be no assurance that the expected revenue, operating expenses, restructuring charges, savings, capital expenditure levels and income taxes from the January 2008 acquisition of Emergis will be as anticipated by management and as reflected in the Company’s 2008 financial targets.

Risk mitigation: TELUS has a team that performs a post-merger integration (PMI) function. The PMI team applies an integration model, based on learnings from numerous previous post-acquisition integrations, which enhances TELUS’ ability to accelerate the standardization of business processes and preserve the unique qualities of acquired operations. It begins with rigorous strategic, pre-closing analysis and planning, and continues after closing with a focused, simultaneous execution of this plan against competing critical imperatives. Initial plans are re-evaluated and assessed regularly, based on direct and timely feedback received from the integration teams. For example, an integration team and a governance structure have been established with senior team members from both TELUS and Emergis Inc. to oversee and execute the integration plan with a view to minimizing negative impacts on their operations. Functional integration teams have been established with members from both companies to deliver interlocking charters and objectives.

10.6 Financing and debt requirements

TELUS’ business plans and growth could be negatively affected if existing financing is not sufficient to cover funding requirements

Risk factors such as disruptions in the capital markets, increased bank capitalization regulations, reduced lending to the telecom sector, or a reduced number of active Canadian chartered banks as a result of reduced activity or consolidation, could reduce capital available, or increase the cost of such capital,  for investment grade corporate credits such as TELUS.

Risk mitigation: TELUS may finance future capital requirements with internally generated funds as well as, from time to time, borrowings under the unutilized portion of its bank credit facility, use of securitized accounts receivable, use of commercial paper or the issuance of debt or equity securities. TELUS has access to a shelf prospectus pursuant to which it can issue a further $3.0 billion of debt and equity. TELUS believes that its investment grade credit ratings provide reasonable access to capital markets to facilitate future debt issuance at a reasonable cost. Furthermore, TELUS has no exposure to asset-backed commercial paper, either corporately or in its defined benefit pension plans.

During 2007, TELUS established a new $2 billion credit facility, of which $800 million backstops a new commercial paper program of the same amount. TELUS has more than $1.3 billion of available liquidity from unutilized credit facilities at December 31, 2007. As described in Section 7.6 Accounts receivable securitization, TCI entered into an agreement with an arm’s-length securitization trust under which it is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. At December 31, 2007, TCI had received aggregate cash proceeds of $500 million. TCI is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service – currently A(low) – failing which, the Company may be required to wind down the program prior to the July 2008 termination date of the agreement.

Ability to refinance short-term and maturing debt

At December 31, 2007, TELUS had $584.9 million of commercial paper issued, which will need to be refinanced on an ongoing basis. Capital market conditions may prohibit the rolling of commercial paper at reasonable rates.

Risk mitigation: During 2007, refinancing risk with respect to maturing debt was reduced when TELUS repaid US$1.17 billion, or approximately $1.5 billion of TELUS 7.5% Notes that matured in June 2007. (See Section 7.3 Cash used by financing activities.) At December 31, 2007, TELUS has no significant amounts of debt maturing until 2011 and 2012. TELUS may refinance short-term debt with longer-term maturities. Consistent with past practice, TELUS may also pre-fund or refinance long-term debt prior to maturity. TELUS could also reduce repurchase activity under its NCIB to conserve funds for operations or servicing debt.

A reduction in TELUS credit ratings could impact TELUS’ cost of capital and access to capital

TELUS’ cost of capital could increase and access to capital might be affected by a reduction in TELUS’ and/or TCI’s credit ratings. There can be no assurance that TELUS can maintain or improve current credit ratings.

Risk mitigation: TELUS seeks to achieve, over time, debt credit ratings in the range of BBB+ to A-, or equivalent. The four credit rating agencies that rate TELUS currently have ratings that are in line with this target. TELUS has financial policies in place that were established to help maintain or improve existing credit ratings. (See Section 7.4 Liquidity and capital resource measures.)

Lower than expected free cash flow could constrain ability to invest in operations or make purchases under NCIB programs

TELUS expects to generate free cash flow in 2008, which would be available to, among other things, repurchase shares and pay dividends to shareholders. While anticipated cash flow is expected to be more than sufficient to meet current requirements and remain in compliance with TELUS’ financial policies, these intentions could constrain TELUS’ ability to invest in its operations for future growth or to complete share repurchases. TELUS has set its financial policies with the expectation that taxable income will be generated in 2008 and that substantial cash tax payments will commence in 2009 both in respect of 2008 and on an instalment basis in respect of 2009, as noted in Section 10.7 Tax matters. Payment of cash income taxes in the future will reduce the after-tax cash flow otherwise available to return capital to shareholders. If actual results are different from TELUS’ expectations, there can be no assurance that TELUS will not need to change its financing plans, including its intention to repurchase a significant amount of shares, or pay dividends according to the target payout guideline.

Risk mitigation: In recent years, TELUS had sufficient cash flow to repurchase shares under four NCIB programs. (See Section 7.3 Cash used by financing activities.) As the Company begins paying cash income taxes, it may choose to not renew or to reduce the size of the NCIB program, as warranted.

Quarterly, the TELUS Board reviews the dividend based on a number of factors including a target dividend payout ratio guideline of 45 to 55% of sustainable net earnings. This review prompted a 7.5 cent or 20% increase in the quarterly dividend payout rate effective with the dividend paid on January 1, 2008. At the January 1, 2008 level of dividend and shares outstanding, this would total approximately $584 million in dividends in 2008.

10.7 Tax matters

Income and commodity tax amounts, including tax expense, may be materially different than expected

The operations of TELUS are complex and related tax interpretations, regulations and legislation that pertain to TELUS’ activities are subject to continual change. The Company collects and pays significant amounts of commodity taxes to various taxation authorities and it also has significant amounts of income taxes receivable and payable, future income tax liabilities and income tax expense. Income tax amounts are based on TELUS management estimates using accounting principles that recognize the benefit of income tax positions that are more likely than not of being sustained upon examination on an issue by issue basis. The benefit is measured at the largest amount with greater than 50% probability of being realized. The assessment of the likelihood and amount of income tax benefits and the timing of realizing such amounts can materially affect the determination of net income or cash flows in future periods. As noted in Section 5.3: Results of operations – Income taxes, TELUS currently expects cash income tax payments to be relatively low in 2008, with expected cash collections exceeding expected payments. In 2009, income tax payments are expected to increase substantially. The blended statutory income tax rate is expected to be 31 to 32% in 2008. These expectations can change as a result of changes in interpretations, regulations, legislation or jurisprudence.

The timing concerning the monetization or realization of future income tax accounts is uncertain, as it is dependent on future earnings of TELUS and other events. The amounts of future income tax liabilities are also uncertain, as the amounts are based upon substantively enacted future income tax rates in effect at the time, which can be changed by governments. The amount of future income tax liabilities is also based upon the Company’s anticipated mix of revenues among the jurisdictions in which it operates, which is also subject to change.

The review activities of the Canada Revenue Agency and other jurisdictions’ tax authorities affect the ultimate determination of the actual amounts of commodity taxes payable or receivable, income taxes payable or receivable, future income tax liabilities and income tax expense. Therefore, there can be no assurance that taxes will be payable as anticipated and/or the amount and timing of receipt or use of the tax-related assets will be as currently expected. Management’s experience indicates the taxation authorities are more aggressively pursuing perceived tax issues and have increased the resources they put to these efforts.

In order to provide comprehensive solutions to primarily Canadian-based customers operating in foreign jurisdictions, the Company has entered into further arrangements for the supply of services in such foreign jurisdictions, thus exposing itself to multiple forms of tax.

In 2007, the Company continued to further expand its activities into the United States and other foreign jurisdictions. In the U.S., federal, state and local jurisdictions have created varying regimes for income, revenue, sales and use, and property taxes. In addition to such regimes being complex, the sheer number and variation of such regimes in the U.S. jurisdictions in which the Company has entered into transactions are causes for additional financial risk to the Company.

Not only does each foreign jurisdiction have complexities with language and currency differences, each has its own taxation peculiarities in the forms of taxation imposed, such as value-added tax, gross receipts tax or income tax, as well as its legislation and tax treaties with Canada. Furthermore, the telecommunications industry has unique issues that lead to uncertainty in the application or division of tax between domestic and foreign jurisdictions. Accordingly, TELUS’ foreign expansions during 2007 have increased the Company’s exposure to tax risks, from both financial and reputation perspectives.

Risk mitigation: The Company maintains an internal Taxation department composed of professionals who are trained and educated in taxation administration and who maintain an up-to-date knowledge base of new developments in the underlying Canadian law, its interpretations and jurisprudence. This team is also responsible for the specialized accounting required for income taxes and accordingly this group is charged with maintaining state-of-the-art knowledge of tax accounting developments and the implementation of such relevant measures as are required from time to time.

The transactions of the Company are under continual review by the Company’s Taxation department whereby transactions of an unusual or non-recurring nature, in particular, are assessed from multiple risk-based perspectives. Tax-related transaction risks are regularly communicated to and reassessed by external tax counsel as a check to initial exposure assessment. As a matter of regular practice, large transactions are reviewed by external tax counsel, while other third-party advisors may also be engaged to express their view as to the potential for tax exigibility.

The Company has engaged external counsel and advisors as appropriate to provide advice and to comply with tax laws in the jurisdictions outside of Canada in which it has operations of any significance. The advice and returns provided by such advisors and counsel are reviewed for reasonableness by TELUS’ Taxation team.

10.8 Health, safety and environment

Team member health, wellness and safety

Lost work time, resulting from the illness or injury of TELUS team members, can negatively impact organizational productivity and employee benefit healthcare costs.

Risk mitigation: To minimize absence in the workplace, TELUS supports a holistic and proactive approach to team member health by providing comprehensive wellness, disability, ergonomic and employee assistance programs. To promote safe work practices, the Company has long-standing training and orientation programs for team members, contractors and suppliers who access TELUS facilities. However, there can be no assurance that these health and safety programs and practices will be effective in all situations.

Radio frequency emission concerns

Some studies have asserted that radio frequency emissions from wireless handsets may be linked to certain adverse health effects. There can be no assurance that future health studies, government regulations or public concerns about the health effects of radio frequency emissions would not have an adverse effect on the business and prospects for TELUS. For example, public concerns could reduce customer growth and usage or increase costs as a result of modifying handsets, relocating wireless towers, incremental legal requirements and product liability lawsuits. TELUS continues to monitor developments in this area.

Risk mitigation: Evidence in the scientific community, as determined and published in numerous studies worldwide, supports the conclusion that there is no demonstrated public health risk associated with the use of wireless phones. These include a study published in the Journal of the National Cancer Institute in 2006, involving 420,000 cell phone users in Denmark. This study found that cell phone users are no more likely than anyone else to suffer a range of cancer types. Government agencies in Canada responsible for establishing safe limits for signal levels of radio devices also support the conclusion that wireless telephones are not a health risk. TELUS believes that the handsets it sells comply with all applicable Canadian and U.S. government safety standards.

Responsible driving

Research has shown an increase in distraction levels for drivers using wireless phones while driving. Newfoundland and Labrador is currently the only Canadian province to ban drivers’ use of handheld wireless phones, however, as with similar bans on handheld phone use while driving, the province allows the use of hands-free wireless kits. Quebec tabled similar new legislation in November 2007 and other provinces are considering such legislation. Similar bans exist in parts of the United States, including New Jersey, New York, District of Columbia, Connecticut and California. There can be no assurance that additional laws against using wireless phones while driving will not be passed and that, if passed, such laws will not have a negative effect on subscriber growth rates, usage levels or wireless revenues.

Risk mitigation: TELUS promotes responsible driving and recommends that driving safely should be every wireless customer’s first responsibility. TELUS believes that current laws adequately address the matter, and laws that are specific to mobile phones are unnecessary and counterproductive.

Concerns about environmental issues, particularly related to contaminated property and the associated risk to human health or wildlife

To conduct business operations, TELUS owns or leases a large number of properties. The presence of fuel systems for back-up power generation enables the provision of reliable service, but also poses the most significant environmental risk to the Company. Spills or releases of fuel from these systems have occurred occasionally in the past, with the maximum cost incurred at any site of approximately $1 million. Small volumes of hazardous chemicals are commonly used at many sites and within the telecommunications industry in general. As well, certain hazardous materials are found only at some locations. Based on the volume and the nature of some of the specific chemicals handled, there is a risk posed to the Company, its directors and its officers by the liability from potential spills and releases of hazardous chemicals into the environment. A significant portion of this risk is associated with the clean-up of sites contaminated by historic TELUS practices or by previous owners. There were no significant changes to TELUS’ environmental risks during 2007. Although TELUS takes proactive measures to identify and mitigate environmental exposures and employs an environmental management system (EMS) based on ISO14001:2004, there can be no assurance that specific environmental incidents will not impact TELUS operations in the future.

Risk mitigation: While TELUS’ environmental risks are considered immaterial to the Company’s financial results, they are very important from the perspective of corporate social responsibility, which TELUS takes very seriously. Poorly executed environmental performance or risk mitigation could have negative legal, brand or community relations impacts. The Company’s EMS is designed to identify and prioritize these risks. The specific risk posed by fuel systems is being addressed through a program to install containment and monitoring equipment at sites with systems of qualifying size. Further detailed assessment of environmental risks can be found in the TELUS corporate social responsibility report on the Company’s website.

10.9 Litigation and legal matters

Investigations, claims and lawsuits

Given the size of TELUS, investigations, claims and lawsuits seeking damages and other relief are regularly threatened or pending against the Company and its subsidiaries. TELUS cannot predict with any certainty the outcome of such investigations, claims and lawsuits and as such, there can be no assurance that results will not be negatively impacted.

TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan

Two lawsuits were commenced in Alberta in 2001 and 2002, respectively, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union (TWU), and suing allegedly on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan, respectively. The TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan as defendants, and claims damages in the sum of $15.5 million. The statements of claim were subsequently amended in 2002 by the plaintiffs to include allegations, inter alia, that benefits provided under the two pension plans are less advantageous than those provided under their respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted.

The Company believes that it has good defences to the actions. Should the ultimate resolution of these lawsuits differ from management’s assessment and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result.

Risk mitigation: As a term of the 2005 settlement reached between TELUS Communications Inc. and the TWU that resulted in a collective agreement, the TWU has agreed to not provide any direct or indirect financial or other assistance to the plaintiffs in these actions, and to communicate to the plaintiffs the TWU’s desire and recommendation that these proceedings be dismissed or discontinued. However, the Company has been advised by the TWU that the plaintiffs have not agreed to dismiss or discontinue these actions, and the Company has not been informed of any change in this regard.

Certified class action

A class action was brought in 2004 under class action legislation in Saskatchewan against a number of past and present wireless service providers including the Company. The claim alleges that each of the carrier defendants is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. Similar proceedings were commenced in other provinces. The class was certified on September 17, 2007 by the Saskatchewan Court of Queen’s Bench. The Company has applied for leave to appeal that decision. Certification is a procedural step. If the Company is unsuccessful on appeal of the certification decision, the plaintiff would still be required to prove the merits of the claim.

Risk Mitigation: The Company believes that it has good defences to the action. Should the ultimate resolution of the action differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result. Management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made at this preliminary stage of the lawsuit.

Civil liability in the secondary market

On December 31, 2005, Bill 198 came into force in Ontario, creating liability for misrepresentations by public companies in written disclosure and oral statements. These amendments also created liability for fraud and market manipulation. Since then, other provinces and territiories have adopted or are expected to adopt similar legislation.

The legislation creates a right of action for damages against TELUS, its directors and certain of its officers in the event that TELUS or a person with actual, implied or apparent authority to act or speak on behalf of TELUS releases a document or makes a public oral statement that contains a misrepresentation or TELUS fails to make timely disclosure of a material change.

The legislation permits action to be taken by any person or company that acquires or disposes of TELUS securities in the secondary market during the period of time that the misrepresentation remains uncorrected in the public or, in the case of an omission, until such time as the material change has been disclosed. It is not necessary for the person or company to establish that they relied on the misrepresentation in making the acquisition or disposition.

Risk mitigation: In 2005, TELUS conducted a review of its disclosure practices and procedures and the extent to which they are documented. As part of that review, TELUS consulted external advisors. This review indicated that TELUS has well-documented and fulsome processes in place, including a corporate disclosure policy that restricts spokespersons to specifically designated senior management, provides a protocol for dealing with analysts and oral presentations, outlines the communication approach to issues, and has a disclosure committee to review and determine disclosure of material information. TELUS monitors legal developments and re-evaluates annually its disclosure practices and procedures, including in 2007, and believes that they continue to be appropriate and prudent and that its risk exposure is reasonable and has not changed significantly over the past 12 months. However, there can be no assurance that TELUS’ processes will be followed by all team members at all times.

Legal and regulatory compliance

TELUS relies on its employees, officers, Board of Directors, key suppliers and partners to demonstrate reasonable legal and ethical standards. Situations might occur where individuals do not adhere to TELUS policies, or where personal information of a TELUS customer or employee is inadvertently collected, used or disclosed in a manner that is not fully compliant with legislation, thereby exposing TELUS to the possibility of damages, sanctions and fines, or negatively affecting financial or operating results.

In 2007, the Company continued to expand its activities into the United States and other foreign jurisdictions. Its subsidiaries that operate in foreign jurisdictions are required to comply with local laws and regulations, which may differ substantially from Canadian laws and add to the legal exposure the Company faces.

Risk mitigation: Although management cannot predict outcomes with certainty, management believes it has reasonable policies, processes and awareness in place for proper compliance and that these programs are having a positive effect on reducing risks. Since 2002, TELUS has instituted for its employees, officers and directors an ethics policy and in 2003, established a toll-free EthicsLine for anonymous reporting by anyone who has issues or complaints. Since 2003, TELUS has a designated compliance officer, whose role is to work across the enterprise to ensure that the business has the appropriate controls and measurements in place to facilitate legal and regulatory compliance, including compliance under privacy legislation. For example, as a proactive measure on privacy compliance, TELUS places a control in the project development stage of major projects by requiring a privacy impact assessment to be performed for all major projects involving the use of customer or team member personal information.

The compliance officer reports jointly to the Audit Committee and the Executive Vice-President of Corporate Affairs. This dual reporting status provides a direct line-of-sight reporting to the Audit Committee to address identified risks. In addition, legal counsels qualified in the relevant foreign jurisdictions are engaged by TELUS’ subsidiaries to provide legal advice as appropriate.

Intellectual property and proprietary rights

Technology evolution also brings additional legal risks and uncertainties. The intellectual property and proprietary rights of owners and developers of hardware, software, business processes and other technologies may be protected under statute, such as patent, copyright and industrial design legislation, or under common law, such as trade secrets. With the growth and development of technology-based industries, the value of these intellectual property and proprietary rights has increased. Significant damages may be awarded in intellectual property infringement claims advanced by rights holders. In addition, defendants may incur significant costs to defend such claims and that possibility may prompt defendants to settle claims more readily, in part to mitigate those costs. Both of these factors may incent intellectual property rights holders to more aggressively pursue infringement claims.

Given the vast array of technologies and systems used by TELUS or its affiliates to deliver their products and services, and with the rapid change and complexity of such technologies, disputes over intellectual property and proprietary rights can reasonably be expected to increase. As a user of technology, TELUS and its affiliates receive from time to time communications, ranging from solicitations to demands and legal actions, from third parties claiming ownership rights over intellectual property used by TELUS and its affiliates and asking them to pay a settlement or licensing fees for the continued use of such intellectual property. There can be no assurance that TELUS and its affiliates will not be faced with significant claims based on the alleged infringement of intellectual property rights, whether such claims are based on a legitimate dispute over the validity of the intellectual property rights or their infringement, or whether such claims are advanced against TELUS or its affiliates for the primary purpose of extracting a settlement. TELUS and its affiliates may incur significant costs in defending infringement claims, and may suffer significant damages and lose the right to use technologies that are essential to their operations should any infringement claim prove successful.

Risk mitigation: While TELUS and its affiliates incorporate many technologies into their products and services, they are not primarily in the business of creating or inventing technology. In acquiring products and services from suppliers, it is the practice of TELUS and its affiliates to seek and obtain contractual protections consistent with industry practices, to help mitigate the risks of intellectual property infringements.

10.10 Manmade and natural threats

Concerns about natural disasters and intentional threats to TELUS’ infrastructure, Canadian and international business operations

TELUS is a key provider of critical communications infrastructure in Canada and has certain supporting business functions located internationally in several countries (including the Philippines). The Company’s network, information technology, physical assets, team members and business results may be materially impacted by exogenous threats, including: natural disasters such as severe weather (ice, snow and wind storms), flooding, wildfires, earthquakes, typhoons/hurricanes, tornadoes and tsunamis; intentional threats such as sabotage, terrorism, labour disputes and political and civil unrest; dependence on the provision of service to the Company by other infrastructure providers (e.g. power); and public health threats such as pandemics.

TELUS continues to recognize that global climate change may exacerbate certain of these threats, including the frequency and severity of weather-related events.

Risk mitigation: TELUS has an extensive ongoing enterprise-wide business continuity program (BCP) with resources dedicated to design, exercise, maintain, execute and monitor business continuity/disaster recovery policies, plans and processes that address a range of scenarios. This approach is focused on supporting TELUS’ continued ability to serve customers, protect corporate assets, and strive to ensure employee protection and safety by instituting resiliency planning in the Company’s day-to-day business operations.

Although TELUS has business continuity planning processes, there can be no assurance that specific events will not materially impact TELUS operations and results.

Security - Electronic attack

Electronic attacks are intentional acts by people to gain unauthorized access to TELUS information or to prevent legitimate users from gaining access. Such attacks may use a range of techniques, from social engineering (non-technical intrusion relying heavily on human interaction and trickery to break normal security procedures) to the use of sophisticated software/hardware.

Risk mitigation: Using a layered security approach, TELUS has implemented a number of proactive, reactive and containment processes and systems to safeguard its information technology (IT) infrastructure, information repositories and information distribution. Security policies and procedures are in place to govern the duties of those responsible for information confidentiality and integrity. Intrusion detection systems, access controls and incident response procedures are in place to provide continuous monitoring of TELUS’ IT infrastructure.

Security – Vandalism and theft

TELUS has a number of publicly situated physical assets that are subject to vandalism and/or theft, including public payphones, copper cable, and network and telephone switch centres.

Risk mitigation: The Company has implemented an array of physical and electronic barriers, controls and monitoring systems to protect its assets, considering such factors as asset importance, exposure risks and potential costs incurred should a particular asset be damaged or stolen. As an additional level of risk management, TELUS has a corporate security group that continually investigates and evaluates the risks and, in co-operation with law enforcement and other external agencies, adjusts its protection to meet changing risks.

Although TELUS has IT and network security planning processes and thorough physical asset security planning processes, there can be no assurance that specific events will not materially impact TELUS operations and results.

10.11 Economic growth and fluctuations

Growth in the Canadian economy was stronger than expected during the first half of 2007, driven by domestic demand, continued global economic expansion and strong commodity prices. It is expected that Canadian economic growth moderated during the latter half of 2007 and may weaken further in the first half of 2008, reflecting a much weaker U.S. economy, a continued high Canadian dollar exchange rate impact on net exports, and tighter credit conditions. The U.S. housing sector continues to deteriorate, with rising new and existing home inventories, and continued decreases in house prices. In addition, the losses from the U.S. sub-prime mortgages have significantly affected the valuation of structured financial products, thus yielding a significant increase in credit spreads. This credit situation continues to be volatile with possible resolution and stability not expected in the near term. The relatively strong global economic expansion and domestic demand, as well as high commodity prices, are expected to provide the underlying support to the Canadian economy in 2008. The principal risks to the current view of the Canadian economy are a more pronounced U.S. economic slowdown or recession, a significant strong Canadian dollar exchange rate and tighter credit conditions spreading into both the domestic consumer and business sectors.

Significant economic downturns or recessions may adversely impact TELUS

In the event of an uncertain economy or an economic downturn, residential and business telecommunications customers may delay new service purchases, reduce volumes of use, discontinue use of services or seek lower-priced alternatives. Significant economic downturns or recessions could adversely impact TELUS’ profitability, free cash flow and bad debt expense, and potentially require the Company to record impairments to the carrying value of its assets including, but not limited to, its intangible assets with indefinite lives (spectrum licences) and its goodwill. Impairments to the carrying value of assets would result in a charge to earnings and a reduction in shareholders’ equity, but would not affect cash flow.

Risk mitigation: The Company cannot completely mitigate economic risks. By expanding nationally since 2000, TELUS has increased its exposure to Central and Eastern Canadian economies, while retaining its Western Canadian-based operations. TELUS is currently benefiting from strong growth in the cyclical resource economies in B.C. and Alberta. Conversely, TELUS’ non-ILEC wireline operations are facing lower growth in the manufacturing economies of Ontario and Quebec.

Pension funding

Economic fluctuations could also adversely impact the funding and expense associated with the defined benefit pension plans that TELUS sponsors. There can be no assurance that TELUS pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow. Defined benefit funding risks may occur if total pension liabilities exceed the total value of the respective trust funds. Unfunded differences may arise from lower than expected investment returns, reductions in the discount rate used to value pension liabilities, and actuarial loss experiences.

Risk mitigation: TELUS seeks to mitigate this risk through the implementation of policies and procedures designed to control investment risk and ongoing monitoring of its funding position. In 2007, TELUS made cash contributions of $91.6 million to its defined benefit plans and slightly reduced levels are expected in 2008. While the Company cannot apply the surplus in one defined benefit pension plan to a deficit in another plan, at December 31, 2007, TELUS’ defined benefit pension plans in aggregate were in a surplus position by $566.3 million, as plan assets exceeded accrued benefit obligations.

11. Reconciliation of non-GAAP measures and definition of key operating indicators

11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA)

TELUS has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units, segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants – see Section 11.4 EBITDA excluding restructuring costs. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS’ computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

The following is a reconciliation of EBITDA with Net income and Operating income. EBITDA (as adjusted) excludes a charge for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision maker and corresponds to the definition used in setting TELUS’ 2007 EBITDA targets and revised guidance.

	Years ended December 31
($ millions)	2007	2006
		(restated)
Net income	1,257.9	1,145.0
Other expense (income)	36.1	28.0
Financing costs	440.1	504.7
Income taxes	233.6	353.2
Non-controlling interest	6.6	8.5
Operating income	1,974.3	2,039.4
Depreciation	1,354.7	1,353.4
Amortization of intangible assets	260.3	222.2
EBITDA	3,589.3	3,615.0
Charge in 2007 for introducing a net-cash settlement feature for options granted prior to 2005	168.7	—
EBITDA (as adjusted)	3,758.0	3,615.0

In addition to EBITDA, TELUS calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

	Years ended December 31
($ millions)	2007	2006
		(restated)
EBITDA	3,589.3	3,615.0
Capital expenditures	(1,770.3)	(1,618.4)
EBITDA less capital expenditures	1,819.0	1,996.6
Charge in 2007 for introducing a net-cash settlement feature for options granted prior to 2005	168.7	—
EBITDA (as adjusted) less capital expenditures	1,987.7	1,996.6

11.2 Free cash flow

The Company reports free cash flow because it is a key measure used by management to evaluate its performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS’ performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, free cash flow is considered relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before proceeds from divested assets and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

	Years ended December 31
($ millions)	2007	2006
		(restated)
Cash provided by operating activities	3,171.7	2,803.7
Cash (used) by investing activities	(1,771.6)	(1,675.2)
	1,400.1	1,128.5
Net employee defined benefit plans expense	92.1	30.1
Employer contributions to employee defined benefit plans	92.8	123.3
Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred charges and other, net	(4.2)	(51.7)
Reduction (increase) in securitized accounts receivable	—	—
Non-cash working capital changes except changes from income tax payments (receipts), interest payments (receipts) and securitized accounts receivable, and other	(8.9)	309.0
Acquisitions	—	49.0
Proceeds from the sale of property and other assets	(7.5)	(14.9)
Other investing activities	8.8	22.7
Free cash flow	1,573.2	1,596.0

The following shows management’s calculation of free cash flow.

	Years ended December 31
($ millions)	2007	2006
		(restated)
EBITDA	3,589.3	3,615.0
Restructuring costs net of cash payments	(18.2)	(4.0)
Share-based compensation	95.8	25.1
Donations and securitization fees included in Other expense	(36.7)	(29.1)
Cash interest paid	(454.4)	(516.1)
Cash interest received	41.6	24.2
Income taxes received (paid), less investment tax credits received that were previously recognized in either EBITDA or capital expenditures, and other	126.1	99.3
Capital expenditures	(1,770.3)	(1,618.4)
Free cash flow	1,573.2	1,596.0

11.3 Definition of key wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenues derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

COA per gross subscriber addition to lifetime revenue is calculated as cost of acquisition for new subscribers divided by expected lifetime revenue of the subscriber base, expressed as a percentage.

EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers.

Lifetime revenue per subscriber is calculated as ARPU divided by the churn per month. The metric provides a means of estimating the average total revenue expected from existing subscribers.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

11.4 Definition of liquidity and capital resource measures

Dividend payout ratio is defined as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 45 to 55% of sustainable net earnings.

EBITDA – excluding restructuring costs is used in the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring costs were $20.4 million and $67.8 million, respectively, for the years ended December 31, 2007 and 2006.

EBITDA – excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs divided by Net interest cost. Historically, this measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Interest coverage on long-term debt is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt. The 12-month period ended December 31, 2006 includes an accrual for estimated costs to settle a lawsuit.

Net debt is a non-GAAP measure whose nearest GAAP measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

	As at December 31
($ millions)	2007	2006
		(restated)
Long-term debt including current portion	4,588.9	4,908.2
Debt issuance costs netted against long-term debt	30.4	19.9
Derivative liability	1,179.5	838.5
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt	(137.3)	—
Cash and temporary investments	(19.9)	11.5
Proceeds from securitized accounts receivable	500.0	500.0
Net debt	6,141.6	6,278.1

The derivative liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations, which at December 31, 2007, is in respect of the US$1,925.0 million debenture maturing June 1, 2011. At December 31, 2006, the derivative liability was in respect of the 2011 debenture and the US$1,166.5 million debenture that matured June 1, 2007. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

Net debt to EBITDA – excluding restructuring costs is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA excluding restructuring costs. TELUS’ guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. Historically, Net debt to EBITDA excluding restructuring costs is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the years ended December 31, 2007 and 2006 are equivalent to reported quarterly financing costs over those periods.

Total capitalization – book value excludes accumulated other comprehensive income or loss and is calculated as follows:

	As at December 31
($ millions)	2007	2006
		(restated)
Net debt	6,141.6	6,278.1
Non-controlling interests	25.9	23.6
Shareholders equity	6,926.2	7,048.0
Accumulated other comprehensive loss	103.5	—
Total capitalization – book value	13,197.2	13,349.7